SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Talbots, Inc.

(Name of Subject Company)

The Talbots, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Richard T. O’Connell, Jr.

Executive Vice President

The Talbots, Inc.

One Talbots Drive

Hingham, Massachusetts 02043

(781) 749-7600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036-2787

(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i)

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is The Talbots, Inc., a Delaware corporation (“Talbots” or the “Company”). The Company’s principal executive offices are located at One Talbots Drive, Hingham, Massachusetts 02043. The Company’s telephone number at this address is (781) 749-7600.

Securities.

The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), and the associated stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of August 1, 2011, as amended, by and between the Company and Computershare Trust Company, N.A. (the “Rights Agreement”). Unless the context requires otherwise, all references to the Company Common Stock include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. As of the close of business on June 22, 2012, there were (i) 70,269,585 shares of Company Common Stock issued and outstanding (including 721,364 shares of Company restricted stock), (ii) 28,077,202 shares of Company Common Stock held in treasury, (iii) 8,007,425 shares of Company Common Stock authorized and reserved for issuance pursuant to the 2003 Executive Stock Based Incentive Plan, the Amended and Restated 1993 Executive Stock Based Incentive Plan and the Restated Directors Stock Plan, and (vi) 19,152,354 shares of Company Common Stock authorized and reserved for issuance pursuant to the warrants to purchase Company Common Stock.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of Talbots, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above.

Offer.

This Statement relates to the tender offer by TLB Holdings LLC, a Delaware limited liability company (“Parent”), and TLB Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (the “Purchaser”), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $2.75 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. As disclosed in the Tender Offer Statement on Schedule TO, dated June 15, 2012 (as amended or supplemented from time to time, the “Schedule TO”), the Purchaser and Parent are affiliated with Sycamore Partners, L.P., a Delaware limited partnership (“Sycamore”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 30, 2012, among Parent, the Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a direct, wholly-owned subsidiary of Parent. In certain cases, subject to the terms and conditions of the Merger Agreement, Parent, the Purchaser and the Company have agreed to proceed with a one-step merger transaction if the Offer is not completed. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock outstanding immediately prior to the Effective Time (other than (a) shares of Company Common Stock owned by the Company, the Purchaser or Parent, all of which will be cancelled, and (b) shares of Company Common Stock that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent, the Purchaser and Sycamore is 9 West 57th Street, 31st Floor, New York, NY, 10019 and their telephone number is (212) 796-8500.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Statement, including in the information statement attached to this Statement as Annex II and incorporated herein by reference (the “Information Statement”), or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, the Purchaser, Sycamore or any of their respective officers, directors or affiliates, on the other hand. The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the “Company Board”) following the Purchaser’s acceptance for payment of the shares of Company Common Stock tendered in the Offer.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Parent and Sycamore.

Merger Agreement

On May 30, 2012, the Company, Parent and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants made by Parent, the Purchaser and the Company in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains customary representations and warranties that the Company, Parent and the Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among the Company, Parent and the Purchaser and may be subject to important qualifications and limitations agreed to by the Company, Parent and the Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among the Company, Parent and the Purchaser rather than establishing matters as facts.

Equity Financing and Limited Guarantee

In connection with the entry into the Merger Agreement, Parent has received an equity commitment letter (the “Equity Commitment Letter”) from Sycamore and Sycamore Partners A, L.P. (together with Sycamore, the “Sponsor”), pursuant to which Sponsor has committed to contribute to Parent up to $210 million solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or Merger Consideration, as applicable, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, the Purchaser and the Surviving Corporation. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, as the “Equity Financing”. The funding of the Equity Financing is subject to (i) the satisfaction or waiver by Parent and the Purchaser of all conditions of the Offer or the Merger, as applicable, (ii) the funding (or simultaneous funding) of the debt financing pursuant to the terms and conditions of the debt commitment letters delivered by Parent to the Company in connection with the Merger Agreement or any alternative financing that Parent and the Purchaser are required to accept from alternative sources pursuant to the Merger Agreement and (iii) the contemporaneous consummation of the Offer, if the Offer closing shall occur, and of the Merger (regardless of whether the Offer closing occurs). The Company is a third-party beneficiary to the Equity Commitment Letter for the limited purpose provided in the Equity Commitment Letter. Concurrently with the execution and delivery of the Equity Commitment Letter, Sponsor executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s obligations under the Merger Agreement (the “Limited Guarantee”); provided that in no event will the aggregate liability of Sponsor pursuant to the Limited Guarantee exceed the amount of the Parent Termination Fee (i.e., the sum of (x) $11 million and (y) the reasonable and documented out-of-pocket costs and expenses incurred by the Company by reason of the retention of the special consultant required pursuant to the Merger Agreement during the period beginning on May 30, 2012 and ending on the date the Merger Agreement is terminated) plus the amount of (A) any liability contemplated by the provisions of the Merger Agreement relating to financing cooperation, (B) any liability for costs and expenses, including reasonable attorneys’ fees, payable pursuant to the Merger Agreement with respect to the non-payment of the fees and expenses payable in connection with a termination of the Merger Agreement and (C) any liability for attorneys’ fees payable by Sycamore Partners Management, L.L.C. (“Sycamore Management”) pursuant to the Confidentiality Agreement (defined below).

The Sponsor’s obligation to fund its equity commitment will expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger, so long as the Sponsor has funded its commitment in connection with the Merger, (iii) any claim by the Company under, or any action, claim, suit or proceeding brought by the Company with respect to, the Limited Guarantee, the guarantor thereunder or any of the guarantor’s affiliates other than in respect of a guaranteed obligation thereunder, or (iv) any other claim under, or action, claim, suit or proceeding against the Sponsor or any of its affiliates in connection with the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or any transaction contemplated thereby or otherwise relating thereto other than certain claims as set forth in the Equity Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter and the Limited Guarantee, which are filed, respectively, as Exhibit (e)(3) and Exhibit (e)(2) hereto and are incorporated herein by reference.

Confidentiality Agreement

On January 27, 2012, the Company and Sycamore Management entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Sycamore Management agreed that any non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, subject to certain exceptions, for a period of 18 months from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. Sycamore Management agreed that it would only disclose the confidential information to its representatives, as may be required by law or to the extent that the Company gives its prior written consent. Under the Confidentiality Agreement, Sycamore Management also agreed, among other things, to certain “standstill” provisions that prohibit Sycamore Management, its affiliates and its and their respective representatives from taking certain actions without the prior written consent of the Company or the Company Board, commencing on January 27, 2012 and ending on the first to occur of: (i) January 27, 2013 (or such shorter period agreed to by the Company with a third party who is provided access to the Company’s confidential information); (ii) the date on which the Company enters into a definitive agreement with a third party to sell 50% or more of the Company’s consolidated assets or equity securities; (iii) the date on which the Company publicly announces the conclusion of its previously announced strategic review process without having entered into a definitive sale agreement; and (iv) the date on which certain bankruptcy events involving the Company occur. Actions prohibited during the standstill period include: (i) acquiring, agreeing to acquire or proposing to acquire any securities of the Company, rights to acquire any securities of the Company, or any right to vote or direct the voting of any securities or assets of the Company; (ii) making or participating in any solicitation of proxies or consents to vote, or seeking to advise or influence any person with respect to the voting of any securities of the Company; provided that this restriction shall be lifted ten days prior to the expiration of the applicable time period for stockholders to nominate directors for election at the Company’s 2012 annual stockholders meeting; (iii) forming, joining or participating in a “group” with respect to any voting securities of the

Company; (iv) otherwise acting to seek to control, advise, change or influence the management, the Company Board, governing instruments, policies or affairs of the Company; (v) making any public disclosure, or taking any action causing the Company to make any public disclosure, with respect to the matters set forth in the Confidentiality Agreement; (vi) disclosing any intention, plan or arrangement inconsistent with the foregoing; or (vii) having any discussions or entering into any arrangements with, or advising, assisting or encouraging any other persons in connection with any of the foregoing.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company entered into an exclusivity agreement with Sycamore Management, dated as of May 5, 2012 (the “Exclusivity Agreement”), in connection with the consideration of a possible acquisition by affiliated funds under the management of Sycamore Management of all of the outstanding shares of Company Common Stock. Under the Exclusivity Agreement, the Company agreed not to solicit, negotiate or accept alternative proposals for the acquisition of, or certain other strategic transactions involving, the Company before 5:00 p.m. New York City time on May 15, 2012. The Exclusivity Agreement was extended by a letter agreement, dated as of May 15, 2012 (the “First Exclusivity Extension Letter”), through 5:00 p.m. New York City time on May 22, 2012 and again extended by a letter agreement, dated as of May 22, 2012 (the “Second Exclusivity Extension Letter”), through 5:00 p.m. New York City time on May 24, 2012. This summary does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, the First Exclusivity Extension Letter and the Second Exclusivity Extension Letter, which are filed as Exhibits (e)(5), (e)(6) and (e)(7) hereto, respectively, and are incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

Certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Company Board was aware of these conflicts of interests and considered them, among other matters described in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation” below.

In connection with the Offer and the Merger, no member of the Company’s management has entered into an employment agreement or other agreement or commitment with Sycamore or its affiliates with respect to continuing employment, nor has any member of the Company’s management entered into an equity rollover agreement or other agreement or commitment with Sycamore with respect to a co-investment with Sycamore in the Company.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference) and the Information Statement attached to this Statement as Annex II and incorporated herein by reference under the headings Director Compensation, Beneficial Ownership of Common Stock, Compensation Discussion and Analysis, and Certain Relationships and Related Party Transactions.

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 22, 2012, the executive officers and directors of the Company beneficially owned, in the aggregate, 1,149,138 shares of Company Common Stock, excluding shares issuable upon the exercise of stock options, restricted stock, restricted stock units and performance share units as of such date. If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares for purchase pursuant to the Offer, they would receive an aggregate amount of $3,160,129.50 net in cash, without interest thereon. Any outstanding shares of Company Common Stock not tendered in the Offer may be converted in the Merger into the right to receive cash in an amount equal to the Offer price. For a further description of the treatment of stock options, restricted stock, restricted stock units and performance units held by the directors and executive officers of the Company please see below under the heading “Treatment of Company Equity Awards”.

Treatment of Company Equity Awards

Certain executive officers and directors of the Company hold outstanding Stock Options, Restricted Stock, RSUs and PSUs (each defined below).

The Offer is made only for shares of Company Common Stock and is not made for any options to purchase shares of Company Common Stock (each, a “Stock Option”). The Merger Agreement provides that at the earlier of the acceptance time for the purchase of shares of Company Common Stock tendered pursuant to the Offer or the Effective Time (the “Acceleration Time”), each outstanding, unexpired and unexercised Stock Option (whether vested or unvested) will vest and (to the extent not exercised prior to the Acceleration Time) each Stock Option will be deemed to be cancelled upon the consummation of the Merger and the holder of any such cancelled Stock Option will be entitled to receive, at the time of the consummation of the Merger or as soon as possible thereafter (and, in any event, not later than the fifth business day thereafter), an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the excess, if any, of (A) the Offer Price over (B) the applicable exercise price per share of Company Common Stock subject to such Stock Option, multiplied by (ii) the total number of shares of Company Common Stock subject to such Stock Option. In the event that the applicable exercise price per share of Company Common Stock of any such Stock Option is equal to or greater than the Offer Price, such Stock Option will be cancelled as of the Effective Time without consideration or other payment thereon and will have no further force or effect.

Each holder of an unvested award of restricted Company Common Stock (the “Restricted Stock”) will have the right to tender such Restricted Stock into the Offer, subject to and contingent upon the occurrence of the Acceleration Time. At the Acceleration Time, each share of Restricted Stock will become fully vested, and all vesting restrictions thereon will lapse and, to the extent not withheld by the Company to satisfy tax withholding obligations, the Company will deliver shares of Company Common Stock in settlement thereof or, if such Restricted Stock is tendered into the Offer, will be treated as a share of Company Common Stock properly tendered into the Offer.

The Offer is made only for shares of Company Common Stock and is not made for any restricted stock units, (each, an “RSU”). Each RSU that is issued and outstanding immediately prior to the Acceleration Time (whether vested or unvested) will become fully vested and, at the Acceleration Time, cancelled, with the holder of any such cancelled RSU becoming entitled to receive (without duplication) from the Surviving Corporation (promptly following the date on which the Acceleration Time occurs, and in any event, not later than the fifth business day thereafter) an amount in cash, without interest, equal to (i) the Offer Price multiplied by (ii) the number of shares of Company Common Stock subject to such RSU held by such holder at the Acceleration Time. As of the Acceleration Time, all RSU will no longer be outstanding and will automatically cease to exist, and each holder of a RSU that is issued and outstanding as of immediately prior to the Acceleration Time will cease to have any rights with respect thereto, except the right of the holder of any such RSU to receive (without duplication) the applicable cash payment therefor.

The Offer is made only for shares of Company Common Stock and is not made for any performance stock units (each, a “PSU”). At the Acceleration Time, each PSU issued by the Company issued and outstanding immediately prior to the Acceleration Time (whether vested or unvested) and held by a holder who is employed by the Company or one of its subsidiaries at the Acceleration Time shall be cancelled, retired and shall cease to exist and be converted into the right, subject to the vesting and payment conditions described below, to receive from the Surviving Corporation an amount in cash, without interest, equal to the sum of (A) the product of (1) the Offer Price multiplied by (2) the target award level number of shares of Company Common Stock subject to such PSU held by such holder immediately prior to the Acceleration Time and (B) interest on the amount set forth in (A) at the rate of LIBOR plus 1% per annum calculated from the date on which the Acceleration Time occurs through the date on which such cash payment becomes vested (in accordance with the following sentence) and paid. However, with respect to any cash amount payable to any such holder of a PSU, such cash amount payable shall vest and be payable as follows: one-third of such cash amount shall vest and be paid on the date which is the last day of the original full performance period (which date shall, in any event, be after the date on which the Acceleration Time occurs), one-third of such amount shall vest and be paid on the first anniversary of the date on which the Acceleration Time occurs, and one-third of such amount shall vest and be paid on the second anniversary of the date on which the Acceleration Time occurs, except if such holder’s “change in control termination” (as described below), if applicable, occurs after the Acceleration Time but prior to the second anniversary of the date on which the Acceleration Time occurs, then, upon the occurrence of such holder’s change in control termination, any remaining unpaid portion of such cash amount payable to such holder of such a PSU shall be paid (in full and complete satisfaction of the Surviving Corporation’s payment obligations in respect of such PSU) upon or promptly following such holder’s change in control termination. “Change in control termination” is defined in each holder’s PSU award agreement to generally mean termination of such holder’s employment by the Company without cause, or by the holder for good reason or due to the holder’s death, retirement or becoming disabled. At the Acceleration Time, each PSU issued and outstanding immediately prior to the Acceleration Time (whether vested or unvested) and held by a holder whose employment terminated prior to the Acceleration Time under circumstances pursuant to which the holder remains eligible to receive a pro-rated award under the terms of the holder’s award agreement will be cancelled and converted into the right to receive from the Surviving Corporation (promptly following the date of the Acceleration Time) an amount in cash, without interest, equal to the product of (A) the Offer Price multiplied by (B) a pro rata portion of the target number of shares of Company Common Stock subject to such PSU held by such holder immediately prior to the Acceleration Time, based on the number of days in the applicable performance period prior to such holder’s termination of employment. As of the Acceleration Time, all PSUs will no longer be outstanding and will automatically cease to exist, and each holder of a PSU will cease to have any rights with respect thereto, except the holder’s right to receive the applicable cash payment described above.

The following table shows the amount in cash that each executive and director is expected to receive (before deduction for any withholding taxes) pursuant to the Merger Agreement, based upon Stock Options, Restricted Stock, RSUs and PSUs held as of June 22, 2012 and assuming an Acceleration Time of July 13, 2012.

Name	Vested Options ($)(1)	Unvested Options ($)(1)	Unvested Restricted Stock ($)	Outstanding RSUs ($)(2)	Outstanding PSUs ($)(3)	Total ($)
Executives
Trudy F. Sullivan	72,969	-	408,353	-	-	481,322
Michael Scarpa	107,438	-	238,879	-	1,014,211	1,360,528
Richard T. O’Connell, Jr.	29,172	-	95,554	-	493,019	617,745
Gregory I. Poole	19,448	-	95,554	-	493,019	608,021
Lori Wagner	19,448	-	91,410	-	197,028	308,066
Benedetta I. Casamento	-	-	91,410	-	422,588	513,998
Lesli Gilbert	-	-	120,549(4)	-	140,863	261,412
Deirdre FitzGerald	3,315	-	25,028	-	281,725	310,068

Directors
Gary M. Pfeiffer	-	-	-	77,000	-	77,000
Marjorie L. Bowen	-	-	-	28,493	-	28,493
John W. Gleeson	-	-	-	16,500	-	16,500
Andrew H. Madsen	-	-	-	11,000	-	11,000
Susan M. Swain	-	-	-	83,493	-	83,493

(1)	Represents the product of (i) the excess of (A) the Offer Price of $2.75 over (B) the applicable exercise price per share of Company Common Stock subject to such option, multiplied by (ii) the total number of shares of Company Common Stock subject to the unexercised portion of such option that is outstanding and that have an exercise price below $2.75.
(2)	The outstanding RSUs represent director RSUs which were deferred under the Directors Deferred Compensation Plan upon vesting and, upon the Acceleration Time, will be cancelled with the holder becoming entitled to receive the cash amount reflected in this column, equal to (i) the Offer Price of $2.75 multiplied by (ii) the number of shares of Company Common Stock subject to such RSU.
(3)	Determined by adding (A) the product of (1) the Offer Price of $2.75 multiplied by (2) the target award level number of shares of Company Common Stock subject to such PSU held by such holder immediately prior to the Acceleration Time and (B) interest on such amount at the rate of LIBOR plus 1% per annum calculated from the date of the Acceleration Time through the date on which such cash payment becomes vested and paid. The amounts reported in this column assume that the executive officer remains employed by the Company through the second anniversary of the Acceleration Time and thereby becomes fully vested in his or her full cash payment under the terms of the award.
(4)	Includes 14,612 shares of Restricted Stock which are scheduled to vest on June 27, 2012.

Employment, Separation, Severance and Change in Control Arrangements

The Company has entered into agreements with its President and Chief Executive Officer, Ms. Trudy Sullivan, its Chief Operating Officer and Treasurer, Mr. Michael Scarpa, its Executive Vice Presidents, Mr. Richard T. O’Connell, Jr., Mr. Gregory I. Poole, Ms. Lori Wagner, Ms. Benedetta I. Casamento and Ms. Deirdre FitzGerald, and its Senior Vice President for Stores, Ms. Lesli Gilbert, providing for severance payments and continuation of benefits upon certain qualifying termination events prior to and following a change-in-control. For further information with respect to these arrangements, see “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference).

Sullivan Separation Agreement

On December 4, 2011, the Company entered into a Separation Agreement with Ms. Trudy Sullivan, pursuant to which her employment with the Company will terminate on the date that the Company Board appoints a successor President and Chief Executive Officer, or such earlier date as the

Company Board shall determine, which in either case shall be no later than June 30, 2012. Pursuant to the terms of the Separation Agreement, Ms. Sullivan will continue to serve as President and Chief Executive Officer and as a director until her termination date. Until the termination date, Ms. Sullivan continues to be entitled to base salary, participation in the Company’s annual incentive bonus program and participation in the Company’s general benefit, retirement and perquisite programs (with the exception of the long-term incentive program) pursuant to the terms of her employment agreement with the Company.

The Separation Agreement provides that Ms. Sullivan’s termination of employment with the Company will be treated as a termination without “cause” under her employment agreement, and upon the termination date, she will become entitled to severance pay and benefits consistent with those provided for in her employment agreement. The Separation Agreement provides, as required by her employment agreement, that she will receive the following payments and benefits following her termination date: (i) cash severance of $5,000,000, which equals two times the sum of her current base salary of $1,000,000 and target bonus of $1,500,000, payable in equal installments over the 24-month period following the termination date); (ii) a pro rata annual incentive bonus under the Company’s annual cash incentive program for the year of termination, which bonus will be determined and paid based on actual performance achieved for such fiscal year against the pre-established performance goals; (iii) continued participation in the Company’s medical, dental, disability and life insurance programs for up to 24 months following her termination date, including any required employee contribution; (iv) full vesting of her accrued benefit under the Company’s defined benefit Supplemental Executive Retirement Plan (described below), which will be paid in accordance with the plan terms, and her account balance under the defined contribution Supplemental Savings Plan (defined below), which will be paid at or shortly following the consummation of the Offer or the effectiveness of the Merger in connection with the amendment and termination of the plan; (v) accelerated vesting of all Stock Options; and (vi) continued vesting of Restricted Stock to the extent it would have vested during the 24-month severance period. Payments and benefits under the Separation Agreement are subject to the applicable requirements of Section 409A of the tax code.

Should a change-in-control event occur prior to the termination date, the Separation Agreement provides that, upon termination of employment following such change-in-control event, Ms. Sullivan would be entitled to a lump sum payment of the $5,000,000 severance payment described above, consistent with the change-in-control provision of her employment agreement. All unvested equity held by Ms. Sullivan would also vest upon a change-in-control, consistent with the terms of the Company’s 2003 Executive Stock Based Incentive Plan.

In the event that any payment or benefit received or to be received by Ms. Sullivan in connection with a change-in-control event for purposes of Section 280G of the tax code would be subject (in whole or part) to the excise tax imposed under Section 4999 of the tax code, the Company shall pay to Ms. Sullivan such additional amounts as may be necessary to place her in the same after-tax position as if no portion of her payments and benefits had been subject to the excise tax, provided that if the aggregate “present value” of all such payments does not exceed the lesser of (i) (x) 1.10 multiplied by (y) three times Ms. Sullivan’s “base amount” (as defined for purpose of Section 280G) or (ii) $350,000 plus three times the “base amount”, then the payments and benefits to be paid or provided to Ms. Sullivan will be reduced to the minimum extent necessary (but in no event to less than zero) so that no excise tax would be due.

Pursuant to the Separation Agreement, Ms. Sullivan has agreed to refrain from solicitation or hiring of the Company’s personnel and not to engage in a competitive business for 18 months following the termination date. In addition, upon a breach of the non-competition or non-solicitation covenants, the Company has the right to terminate any severance payments and benefits and to recover severance payments and benefits previously paid. The severance payments and benefits provided for under the Separation Agreement are subject to Ms. Sullivan’s execution and nonrevocation of a waiver and release.

The Company anticipates that Ms. Sullivan’s Separation Agreement will be amended, as permitted under the Merger Agreement, to provide that Ms. Sullivan’s employment with the Company will terminate (i) on the date that is next following the date of the Merger closing, or (ii) in the event that the Merger Agreement terminates without the occurrence of the Merger closing, on such date as the Company Board shall determine, which shall be no later than February 2, 2013.

Scarpa Change-in-Control Agreement

Michael Scarpa was appointed as the Company’s Chief Operating Officer effective as of December 4, 2008 and assumed the duties of Chief Financial Officer on January 5, 2009. Mr. Scarpa also serves as the Company’s Treasurer.

Mr. Scarpa has entered into a change-in-control agreement with the Company dated December 4, 2008. Pursuant to his change-in-control agreement, in the event that Mr. Scarpa’s employment is terminated by the Company without cause or by Mr. Scarpa for good reason within 12 months following a change-in-control, he will receive a lump sum separation allowance, subject to the requirements of Section 409A of the tax code, equal to his annual base salary plus his target bonus under the Company’s annual incentive plan within 30 days after the effective date of such termination. He will also be entitled to continued participation in the Company’s benefit programs for up to one year following termination. Mr. Scarpa is also entitled to continuation of his housing allowance for twelve months following his termination of employment without “cause”, for “good reason” or due to death or disability under the terms of his employment agreement.

To the extent any amount or benefit paid to Mr. Scarpa constitutes a “parachute payment” within the meaning of Section 280G of the tax code and would be subject to the excise tax imposed by Section 4999 of the tax code, the payments will be payable either (i) in full or (ii) reduced to such lesser amount which would result in no portion of such payments being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income, employment and excise taxes, results in Mr. Scarpa’s receipt, on an after-tax basis, of the greatest amount of benefits.

Pursuant to his employment agreement, dated December 4, 2008, in the event that Mr. Scarpa’s employment is terminated without cause or for good reason within 12 months following a change-in-control and he is paid severance pursuant to and as calculated under the terms of the change-in-control agreement or any amendment or successor agreement thereto, Mr. Scarpa has agreed to abide by a non-competition covenant for (i) a period of 12 months following such termination of employment, or (ii) if greater, the period of time not to exceed 18 months that is the same as the period of time used to calculate the salary portion of his severance payment, even if such severance payment is paid in a lump sum. Additionally, pursuant to his employment agreement, Mr. Scarpa has agreed to refrain from solicitation or hiring of the Company’s personnel for one year following termination of employment and has agreed that he will not at any time during or following his employment, disclose or use any confidential information of the Company. Ten days following written notice of an uncured material breach of Mr. Scarpa’s confidentiality, non-competition or non-solicitation covenants, the Company has the right to terminate any severance payments and benefits and the right to recover any severance payments and benefits previously paid to him.

Under Mr. Scarpa’s change-in-control agreement, the term “without cause” generally means termination of employment by the Company as a result of an event or condition other than (i) the executive’s death; (ii) his inability substantially to perform his employment duties as a result of physical or mental illness or injury for a continuous period of at least 6 months; (iii) any material breach by the executive of the change-in-control agreement or any other agreement with the Company (which is not cured within 30 days following written notice from the Company); (iv) any act or omission by the executive which may have a material and adverse effect on the Company’s business or on the executive’s ability to perform services for the Company, including, without limitation, the commission of any crime involving moral turpitude or any felony; or (v) any material misconduct or material neglect of duties in connection with the Company’s business or affairs.

Under Mr. Scarpa’s change-in-control agreement, the term “good reason” generally means, without the executive’s written consent, (i) a substantial adverse reduction in the executive’s duties, other than during any period of illness or incapacity, such that the executive no longer serves as a principal officer overseeing the Company’s financial matters and the Company’s major general operating matters; or (ii) a material reduction in the executive’s annual base salary as in effect on the date of the agreement or as the same may be increased from time-to-time.

Under a clarification and modification agreement with Mr. Scarpa dated March 8, 2012, for purposes of computing any severance amounts payable to Mr. Scarpa, annual base salary and target annual incentive participation rate for Mr. Scarpa will not be less than that in effect as of February 29, 2012; in the event of any termination of Mr. Scarpa’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by Mr. Scarpa in any litigation, arbitration or other proceeding to enforce or interpret any provision of Mr. Scarpa’s severance agreement, change in control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Mr. Scarpa. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Mr. Scarpa’s entitlement to compensation and benefits earned or to which Mr. Scarpa is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Mr. Scarpa.

Casamento Change-in-Control Agreement

Benedetta Casamento was appointed as Executive Vice President/Finance on March 30, 2009.

Ms. Casamento has entered into a change-in-control agreement with the Company dated March 30, 2009. Pursuant to her change-in-control agreement with the Company, in the event that Ms. Casamento’s employment is terminated by the Company without cause within 12 months following a change-in-control, she will receive a lump sum separation allowance, subject to the requirements of Section 409A of the tax code, equal to her annual base salary plus her target bonus under the Company’s annual incentive plan within 30 days after the effective date of such termination. She will also be entitled to continued participation in the Company’s benefit programs for up to one year following termination.

To the extent any amount or benefit paid to Ms. Casamento constitutes a “parachute payment” within the meaning of Section 280G of the tax code and would be subject to the excise tax imposed by Section 4999 of the tax code, the payments will be payable either (i) in full or (ii) reduced to such lesser amount which would result in no portion of such payments being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income, employment and excise taxes, results in Ms. Casamento’s receipt, on an after-tax basis, of the greatest amount of benefits.

Pursuant to her employment agreement, dated March 30, 2009, as incorporated by reference in her change-in-control agreement, Ms. Casamento has agreed to refrain from solicitation or hiring of the Company’s personnel for one year following termination of employment and not to engage in a competitive business for 6 months following any employment termination. In addition, she has agreed that she will not, at any time during or following her employment, disclose or use any confidential information of the Company. Ten days following written notice of an uncured material breach of Ms. Casamento’s restrictive covenants in her agreement, the Company has the right to terminate any severance payments and benefits and to recover any severance payments and benefits previously paid to her.

Pursuant to Ms. Casamento’s change-in-control agreement, “without cause” generally means termination of employment by the Company as a result of an event or condition other than (i) the executive’s death; (ii) her inability substantially to perform her employment duties as a result of physical or mental illness or injury for a continuous period of at least 6 months; (iii) any material breach by the executive of the change-in-control agreement or any other agreement with the Company (which breach is not cured within 45 days following written notice from the Company); (iv) any act or omission by the executive which may have a material and adverse effect on the Company’s business or on the executive’s ability to perform services for the Company, including, without limitation, the commission of any crime involving moral turpitude or any felony; or (v) any material misconduct or material neglect of duties in connection with the Company’s business or affairs.

Under a clarification and modification agreement with Ms. Casamento dated March 8, 2012, for purposes of computing any severance amounts payable to Ms. Casamento, annual base salary and target annual incentive participation rate for Ms. Casamento will not be less than that in effect as of February 29, 2012; in the event of any termination of Ms. Casamento’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by Ms. Casamento in any litigation, arbitration or other proceeding to enforce or interpret any provision of Ms. Casamento’s severance agreement, change in control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Ms. Casamento. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Ms. Casamento’s entitlement to compensation and benefits earned or to which Ms. Casamento is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Ms. Casamento.

FitzGerald Change-in-Control Agreement

Deirdre FitzGerald was appointed as Executive Vice President, General Merchandise Manager, on March 19, 2012.

Ms. FitzGerald has entered into a change-in-control agreement with the Company dated April 10, 2012. Pursuant to her change-in-control agreement, in the event that Ms. FitzGerald’s employment is terminated by the Company without cause within 12 months following a change-in-control, she will receive a lump sum separation allowance, subject to the requirements of Section 409A of the tax code, equal to her annual base salary plus her target bonus under the Company’s annual incentive plan within 30 days after the effective date of such termination. She will also be entitled to continued participation in the Company’s benefit programs for up to one year following termination.

Pursuant to her employment agreement, dated March 7, 2011, as incorporated by reference in her change-in-control agreement, Ms. FitzGerald has agreed to refrain from solicitation or hiring of the

Company’s personnel for one year following termination of employment and not to engage in a competitive business for 12 months following any employment termination. In addition, she has agreed that she will not, at any time during or following her employment, disclose or use any confidential information of the Company. Ten days following written notice of an uncured breach of Ms. FitzGerald’s restrictive covenants in her agreement, the Company has the right to terminate any severance payments and benefits and to recover any severance payments and benefits previously paid to her.

Pursuant to Ms. FitzGerald’s change-in-control agreement, “without cause” generally means termination of employment by the Company as a result of an event or condition other than (i) the executive’s death; (ii) her inability substantially to perform her employment duties as a result of physical or mental illness or injury for a continuous period of at least 6 months; (iii) any material breach by the executive of the change-in-control agreement or any other agreement with the Company (which breach is not cured within 45 days following written notice from the Company); (iv) any act or omission by the executive which may have a material and adverse effect on the Company’s business or on the executive’s ability to perform services for the Company, including, without limitation, the commission of any crime involving moral turpitude or any felony; or (v) any material misconduct or material neglect of duties in connection with the Company’s business or affairs.

O’Connell Change-in-Control Agreement

Richard T. O’Connell, Jr., the Company’s Executive Vice President of Real Estate, Legal, Store Planning & Design and Construction and Secretary, has entered into a change-in-control agreement with the Company dated November 11, 1993, entered into in connection with the Company’s initial public offering.

Pursuant to his change-in-control agreement, in the event there is a change-in-control and within the following 12 months Mr. O’Connell’s employment is terminated by the Company without cause, he will receive a lump sum separation allowance, subject to the requirements of Section 409A of the tax code, equal to his annual base salary plus his target bonus under the Company’s annual incentive plan within 30 days after the effective date of such termination. He will also be entitled to continued participation in the Company’s benefit programs for up to one year after termination.

To the extent any amount or benefit paid to Mr. O’Connell constitutes a “parachute payment” within the meaning of Section 280G of the tax code and would be subject to the excise tax imposed by Section 4999 of the tax code, the payments will be payable either (i) in full or (ii) reduced to such lesser amount which would result in no portion of such payments being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income, employment and excise taxes, results in Mr. O’Connell’s receipt, on an after-tax basis, of the greatest amount of benefits.

Mr. O’Connell participates in the Company’s separate executive medical plan which provides for continuation of his current medical and dental coverage for Mr. O’Connell and his spouse for life. Mr. O’Connell currently satisfies the eligibility conditions for retiree medical and dental coverage under this separate executive medical plan and will continue to be covered under the separate executive medical plan upon any separation from employment with the Company. During retirement, upon becoming eligible for Medicare, Medicare will become the primary payer under the plan. Mr. O’Connell has agreed to refrain from solicitation or hiring of the Company’s personnel for one year following termination of employment and not to disclose or use any confidential information of the Company, as provided for in his severance agreement.

Pursuant to Mr. O’Connell’s change-in-control agreement, “without cause” generally means termination of employment by the Company as a result of an event or condition other than the following: (i) the executive’s death; (ii) the executive’s failure to substantially perform his employment duties as a result of physical incapacity for a continuous period of at least six months after having become eligible for long-term disability benefits; (iii) the executive’s conviction for theft or public drunkenness; (iv) the executive’s commission of repeated acts of material misconduct, which acts have a materially adverse effect on the Company; (v) the executive’s conviction of a felony, which conviction has a materially adverse effect on the Company; (vi) any material breach of the executive’s employment duties, which remains uncured after twenty days’ written notice from the Company; or (vii) any material breach by the executive of the confidentiality and non-disclosure agreement made between the executive and the Company.

Under a clarification and modification agreement with Mr. O’Connell dated March 8, 2012, for purposes of computing any severance amounts payable to Mr. O’Connell, annual base salary and target annual incentive participation rate for Mr. O’Connell will not be less than that in effect as of February 29, 2012; in the event of any termination of Mr. O’Connell’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by the executive in any litigation, arbitration or other proceeding to enforce or interpret any provision of the executive’s severance agreement, change in control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Mr. O’Connell. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Mr. O’Connell’s entitlement to compensation and benefits earned or to which Mr. O’Connell is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Mr. O’Connell.

Poole Change-in-Control Agreement

Gregory Poole joined the Company as Executive Vice President and Chief Supply Chain Officer in June 2008.

Mr. Poole has entered into a change-in-control agreement with the Company dated June 5, 2008 and re-executed April 2, 2009. Pursuant to his change-in-control agreement, in the event that Mr. Poole’s employment is terminated by the Company without cause within 12 months following a change-in-control, he will receive a lump sum separation allowance, subject to the requirements of Section 409A of the tax code, equal to his annual base salary plus his target bonus under the Company’s annual incentive plan within 30 days after the effective date of such termination. He will also be entitled to continued participation in the Company’s benefit programs for up to one year following termination.

To the extent any amount or benefit paid to Mr. Poole constitutes a “parachute payment” within the meaning of Section 280G of the tax code and would be subject to the excise tax imposed by Section 4999 of the tax code, the payments will be payable either (i) in full or (ii) reduced to such lesser amount which would result in no portion of such payments being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income, employment and excise taxes, results in Mr. Poole’s receipt, on an after-tax basis, of the greatest amount of benefits.

Pursuant to his employment agreement, dated June 5, 2008, in the event that Mr. Poole’s employment is terminated without cause within 12 months following a change-in-control and he is paid severance pursuant to and as calculated under the terms of the change-in-control agreement or any amendment or successor agreement thereto, Mr. Poole has agreed to abide by a non-competition covenant for (i) a period of 12 months following such termination of employment, or (ii) if greater, the period of time not to exceed 18 months that is the same as the period of time used to calculate the salary portion of his severance payment, even if such severance payment is paid in a lump sum. Additionally, pursuant to his employment agreement as incorporated by reference in his change-in-control agreement, Mr. Poole has agreed to refrain from solicitation or hiring of the Company’s personnel for one year following termination of employment and has agreed that he will not, at any time during or following his employment, disclose or use any confidential information of the Company. Upon any breach of Mr. Poole’s restrictive covenants, the Company has the right to terminate any severance payments and benefits and to recover any severance payments and benefits previously paid to him.

Pursuant to Mr. Poole’s change-in-control agreement, the term “without cause” generally means termination of employment by the Company as a result of an event or condition other than (i) the executive’s death; (ii) his inability substantially to perform his employment duties as a result of physical or mental illness or injury for a continuous period of at least 6 months; (iii) any material breach by the executive of the change-in-control agreement or any other agreement with the Company (which breach is not cured within 45 days following written notice from the Company); (iv) any act or omission by the executive which may have a material and adverse effect on the Company’s business or on the executive’s ability to perform services for the Company, including, without limitation, the commission of any crime involving moral turpitude or any felony; or (v) any material misconduct or material neglect of duties in connection with the Company’s business or affairs.

Under a clarification and modification agreement with Mr. Poole dated March 8, 2012, for purposes of computing any severance amounts payable to Mr. Poole, annual base salary and target annual incentive participation rate for Mr. Poole will not be less than that in effect as of February 29, 2012; in the event of any termination of Mr. Poole’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by Mr. Poole in any litigation, arbitration or other proceeding to enforce or interpret any provision of Mr. Poole’s severance agreement, change in control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Mr. Poole. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Mr. Poole’s entitlement to compensation and benefits earned or to which Mr. Poole is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Mr. Poole.

Wagner Change-in-Control Agreement

Lori Wagner joined the Company as Executive Vice President and Chief Marketing Officer in March 2008.

Ms. Wagner has entered into a change-in-control agreement with the Company dated March 31, 2008. Pursuant to her change-in-control agreement, in the event that Ms. Wagner’s employment is terminated without cause within 12 months following a change-in-control, she will receive a lump sum separation allowance, subject to the requirements of Section 409A of the tax code, equal to her annual base salary plus her target bonus under the Company’s annual incentive plan within 30 days after the effective date of such termination. She will also be entitled to continued participation in the Company’s benefit programs for up to one year following termination.

To the extent any amount or benefit paid to Ms. Wagner constitutes a “parachute payment” within the meaning of Section 280G of the tax code and would be subject to the excise tax imposed by Section 4999 of the tax code, the payments will be payable either (i) in full or (ii) reduced to such lesser amount which would result in no portion of such payments being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income, employment and excise taxes, results in Ms. Wagner’s receipt, on an after-tax basis, of the greatest amount of benefits.

Pursuant to her employment agreement, dated February 19, 2008 and incorporated by reference in her change-in-control agreement, Ms. Wagner has agreed to refrain from solicitation or hiring of the Company’s personnel for one year following termination of employment and not to engage in a competitive business for 12 months following any employment termination. In addition, she has agreed that she will not, at any time during or following her employment, disclose or use any confidential information of the Company. Ten days following written notice of a material uncured breach of Ms. Wagner’s restrictive covenants in her agreement, the Company has the right to terminate any severance payments and benefits and the right to recover any severance payments and benefits previously paid to her.

Pursuant to Ms. Wagner’s change-in-control agreement, “without cause” generally means termination of employment by the Company as a result of an event or condition other than (i) the executive’s death; (ii) her inability substantially to perform her employment duties as a result of physical or mental illness or injury for a continuous period of at least 6 months; (iii) any material breach by the executive of the change-in-control agreement or any other agreement with the Company (which breach is not cured within 45 days following written notice from the Company); (iv) any act or omission by the executive which may have a material and adverse effect on the Company’s business or on the executive’s ability to perform services for the Company, including, without limitation, the commission of any crime involving moral turpitude or any felony; or (v) any material misconduct or material neglect of duties in connection with the Company’s business or affairs.

Under a clarification and modification agreement with Ms. Wagner dated March 8, 2012, for purposes of computing any severance amounts payable to the executive, annual base salary and target annual incentive participation rate for Ms. Wagner will not be less than that in effect as of February 29, 2012; in the event of any termination of Ms. Wagner’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by the executive in any litigation, arbitration or other proceeding to enforce or interpret any provision of Ms. Wagner’s severance agreement, change in control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Ms. Wagner. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Ms. Wagner’s entitlement to compensation and benefits earned or to which Ms. Wagner is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Ms. Wagner.

Gilbert Change-in-Control Agreement

Lesli Gilbert joined the Company as Senior Vice President for Stores on June 27, 2011.

Ms. Gilbert has entered into a change-in-control agreement with the Company dated June 7, 2011. Pursuant to her change-in-control agreement, in the event that Ms. Gilbert’s employment is terminated without cause within 12 months following a change-in-control, she will receive a lump sum separation allowance, subject to the requirements of Section 409A of the tax code, equal to her annual base salary plus her target bonus under the Company’s annual incentive plan within 30 days after the effective date of such termination. She will also be entitled to continued participation in the Company’s benefit programs for up to one year following termination.

Pursuant to her employment agreement, dated June 7, 2011, as incorporated by reference in her change-in-control agreement, Ms. Gilbert has agreed to refrain from solicitation or hiring of the Company’s personnel for one year following termination of employment and not to engage in a competitive business for 12 months following any employment termination. In addition, she has agreed that she will not, at any time during or following her employment, disclose or use any confidential information of the Company. Ten days following written notice of a material uncured breach of Ms. Gilbert’s restrictive covenants in her agreement, the Company has the right to terminate any severance payments and benefits and to recover any severance payments and benefits previously paid to her.

Pursuant to Ms. Gilbert’s change-in-control agreement, “without cause” generally means termination of employment by the Company as a result of an event or condition other than (i) the executive’s death; (ii) her inability substantially to perform her employment duties as a result of physical or mental illness or injury for a continuous period of at least 6 months; (iii) any material breach by the executive of the change-in-control agreement or any other agreement with the Company (which breach is not cured within 45 days following written notice from the Company); (iv) any act or omission by the executive which may have a material and adverse effect on the Company’s business or on the executive’s ability to perform services for the Company, including, without limitation, the commission of any crime involving moral turpitude or any felony; or (v) any material misconduct or material neglect of duties in connection with the Company’s business or affairs.

Severance Agreements

The executives, other than Ms. Sullivan, each have a severance agreement that generally provides for continuation of base salary and medical and dental benefits for 18 months following termination of employment (12 months for Ms. FitzGerald, Ms. Wagner and Ms. Gilbert) in the event any such executive is terminated without “cause” or for “good reason”. In the event of an executive officer’s termination without “cause” (or, for Mr. Scarpa, for “good reason”) within 12 months following consummation of the Offer or Merger while each executive is still a party to his or her severance agreement, each such executive would be entitled to the payments and benefits under the agreement (either the severance agreement or change-in-control agreement) which provides the more favorable amount. Based on the foregoing and the terms of the respective agreements, for a termination without “cause” (or, for Mr. Scarpa, for “good reason”) within 12 months following the consummation of the transaction, the executives will be provided the payments and benefits under their change-in-control agreements rather than the payments and benefits under their severance agreements.

Nonqualified Deferred Compensation Plans

All of the Company’s executive officers are eligible to participate in The Talbots, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”), which is a nonqualified defined contribution plan. Mr. O’Connell and Ms. FitzGerald are participants in the Deferred Compensation Plan. All of our executive officers are also eligible to participate in The Talbots, Inc. Supplemental Savings Plan (the “Supplemental Savings Plan”), under which a participant may voluntarily elect to defer 1% to 60% of his or her compensation. Deferrals under the Supplemental Savings Plan are in addition to the pre-tax contributions, if any, that the participant makes to the Company’s 401(k) savings plan. Ms. Sullivan and Mr. O’Connell are participants in the Supplemental Savings Plan.

All of the non-employee members of the Company’s Board of Directors are eligible to participate in The Talbots, Inc. Directors Deferred Compensation Plan (“Directors Deferred Compensation Plan”), under which a director may voluntarily elect to defer any cash fees or certain equity awards earned or granted in connection with his or her service as a director. Each of our non-employee directors is a participant in the Directors Deferred Compensation Plan.

Upon the consummation of the Offer or the effectiveness of the Merger, each of the Deferred Compensation Plan, the Supplemental Savings Plan and the Directors Deferred Compensation Plan are being amended and terminated, pursuant to which all participant accounts thereunder will vest to the extent not previously vested and all participant accounts thereunder will be distributed to the participants in lump sum distributions at or shortly following the consummation of the Offer or the effectiveness of the Merger.

Our executive officers, whose benefits under The Talbots, Inc. Pension Plan either (a) are limited by tax rules or (b) would have been increased due to the inclusion of deferrals to the Deferred Compensation Plan in his or her average final compensation, are eligible to participate in the Supplemental Executive Retirement Plan (the “SERP”). Ms. Sullivan, Mr. O’Connell and Ms. FitzGerald are participants in the SERP. A participant vests in his or her benefit under the SERP upon completing five years of vesting service, subject to earlier vesting as may be contractually provided under the SERP in the event of certain events such as a change-in-control, termination without cause or for good reason, or disability or death. Ms. Sullivan, Mr. O’Connell and Ms. FitzGerald are vested in their benefits. Pursuant to her Separation Agreement, Ms. Sullivan was entitled to accelerated vesting of her SERP benefits upon her termination of employment with the Company; however, Ms. Sullivan vested in her accrued benefit under the terms of the SERP based on her years of service in June 2012.

Arrangements with the Company’s Non-Employee Directors

For fiscal 2011, each non-employee director received RSUs with a value of $50,000 and Stock Options with a value of $50,000. The RSUs vested one year from the date of grant, and the Stock Options vest in one-third increments over three consecutive years on the first, second and third anniversaries of the date of grant and expire ten years following the date of grant. The Company Board also provides a one-time sign-on grant of options to purchase 20,000 shares of Company Common Stock for newly-appointed or newly-elected independent directors selected at the Company Board’s initiative. All non-management directors are subject to a minimum share ownership requirement. Each non-management director is required to own beneficially a minimum of 5,000 shares of common stock and/or restricted stock (together these are referred to as “owned shares”) over a three year period from the date of first joining the Company Board. Until a director holds 5,000 owned shares, 2,000 RSUs are mandatorily deferred in the first two years of service on the Company Board and 1,000 RSUs in the third year of service on the Company Board and until the director terminates service as a member of the Company Board. Under the terms of our director equity plan, all outstanding unvested awards vest upon a change-in-control. For fiscal 2012, the Board granted cash-based awards with a total value of $100,000 in lieu of equity grants. These cash-based awards are subject to the same vesting and forfeiture conditions as applicable to RSU and Stock Option grants normally granted under the director compensation program, as described above, including vesting in full upon a change-in-control. In addition, each non-employee director receives an annual cash retainer of $50,000. The Non-Executive Chairman of the Company Board and Lead Independent Director each also receive an annual cash retainer of $10,000, the Chair of the Audit Committee receives an annual cash retainer of $20,000, the Chair of the Corporate Governance and Nominating Committee and the Chair of the Compensation Committee each receive an annual cash retainer of $15,000, and each committee member of the Audit, Compensation and Corporate Governance and Nominating Committees receives an additional annual cash retainer of $10,000. Our non-employee directors are also entitled to cash meeting fees for Company Board and Committee meetings after a “threshold” number of meetings has been exceeded. Each director is entitled to payment of $1,000 for each in-person meeting and $500 for attendance at each telephonic meeting above the following threshold number of total meetings per year: (i) greater than 10 Company Board meetings; (ii) greater than 12 Audit Committee meetings; (iii) greater than 10 Compensation Committee meetings; and (iv) greater than 6 Corporate Governance and Nominating Committee meetings. Non-management directors may voluntarily defer all or a portion of their RSUs or cash retainers under the Directors Deferred Compensation Plan as described above under “Nonqualified Deferred Compensation Plans”.

Employee Matters

The Purchaser has agreed with the Company in the Merger Agreement to provide each employee of the Company and its subsidiaries who continues his or her employment after the Effective Time, for a period of one year following the Effective Time, a base salary or regular hourly wage, as applicable, bonus opportunity (excluding compensation based on stock or other equity securities and change in control or retention bonuses) and benefits that, in the aggregate, are substantially comparable to the base salary or hourly wage rate, as applicable, bonus opportunity and benefits provided to such employee immediately prior to the Effective Time (disregarding compensation based on stock or other equity securities, change-in-control or retention bonuses, supplemental executive benefits and any benefits that may result in excise taxes being imposed on the Company or the Surviving Corporation). The Merger Agreement does not require the continued employment of any employee of the Company or its subsidiaries after the Effective Time. In addition, nothing in the Merger Agreement (except as expressly provided therein) will (i) create a third-party beneficiary or other rights (x) in any person, including any employees or former employees of the Company or its subsidiaries or participant in any employee benefit plan maintained by the Company or its subsidiaries, or any dependent or beneficiary thereof, or (y) to continued employment with the Purchaser or any of its affiliates, (ii) be treated as an amendment or other modification of any employee benefit plan maintained by the Company or its subsidiaries or other agreement or arrangement providing compensation or benefits (or will prevent the Purchaser or the Surviving Corporation from amending or terminating any such employee benefit plan) or any employee benefit plan of the Purchaser or its subsidiaries, or (iii) limit the right of the Purchaser or its subsidiaries to amend, terminate or otherwise modify any employee benefit plan of the Purchaser or its subsidiaries following the Effective Time. The Purchaser has agreed to, or will cause the Surviving Corporation to, pay to any employee of the Company whose employment with the Company or a subsidiary of the Company is terminated on or after the Effective Time (other than to any such employee who voluntarily terminates his or her employment) a pro-rated (based on the number of days employed by the Company or a subsidiary of the Company, as applicable, during fiscal year 2012) annual incentive award otherwise payable to such employee under the Company’s 2012 MIP Annual Cash Incentive Plan – Qualifying Performance-Based Goals and Awards for Management Committee Members (the “2012 MIP for Management Committee”) or the 2012 Managers MIP Annual Cash Incentive Plan (the “2012 Managers MIP”), as applicable, based on the actual performance achieved by the Company and such employee for the full fiscal year 2012 performance period against the financial and individual performance goals established under the 2012 MIP for Management Committee or the 2012 Managers MIP, as applicable.

Indemnification and Exculpation of Directors and Officers.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such indemnity may include only expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no such indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s by-laws provide for the mandatory indemnification of, and advancement of expenses to, the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s certificate of incorporation provides that directors of the Company shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL, as may be amended.

Parent and Purchaser agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent

(including any such person serving as a fiduciary of an employee benefit plan) of the Company, any of its subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the applicable certificates of incorporation or bylaws or other organizational documents or in any indemnification agreement or other contract rights will be assumed by the Surviving Corporation in the Merger and will survive the Merger and continue in full force and effect and will not be modified in any manner that would adversely affect the rights thereunder of any such individuals.

In addition, the Surviving Corporation will indemnify and hold harmless each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, suit, action, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such Indemnified Party is or was a director, officer or employee of the Company or any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement and the transactions contemplated thereby.

The Company may obtain, at or prior to the Effective Time, “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time providing coverage for the six year period from and after the Effective Time, covering each person who is covered by such policies on the date of the Merger Agreement on terms and in amounts no more favorable in the aggregate than those of such policies in effect on the date of the Merger Agreement; provided that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance. Any such tail policy may not be amended, modified or cancelled or revoked by Parent or the Surviving Corporation in any manner that is adverse to the beneficiaries. In the event the Company does not obtain such “tail” insurance policies, for six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the Company’s current directors’ or officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms and coverage amounts no less favorable in the aggregate than the terms of such policies in effect on the date of the Merger.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation.

At a meeting held on May 30, 2012, after consideration, based on the conduct of its review and other relevant factors, the Company Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved the form of the Merger Agreement and the terms and provisions contained therein, including the terms and conditions of the Offer, the Merger, the Top-Up (defined below) and the performance thereof and the transactions contemplated thereby, (iii) authorized, empowered and directed the appropriate officers of the Company and/or any of their designees to execute and deliver, in the name and on behalf of the Company, the Merger Agreement, (iv) authorized, empowered and directed the officers of the Company, in the name and on behalf of the Company, to take all such further actions and to prepare, execute, deliver and file all such further reports, schedules, statements, consents, documents, agreements, certificates and undertakings in the name and on behalf of the Company, as such officer determines to be necessary or appropriate in connection therewith, (v) subject to the terms and conditions of the Merger Agreement, recommended to the stockholders of the Company that they accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, (vi) approved the Offer and the Merger, each pursuant to the Merger Agreement for purposes of Section 203 of the DGCL and any other similar laws that may be deemed applicable to the Company and (vii) authorized and directed the Company to issue the Top-Up Shares (defined below) to the Purchaser upon the automatic exercise of the Top-Up and payment for the Top-Up Shares by the Purchaser, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Company Board recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

Background of the Offer and Merger; Reasons for Recommendation.

Background of the Offer and Merger

As part of its ongoing strategic planning process, the Company Board, together with senior management of the Company and its outside legal and financial advisors, regularly reviews and evaluates the Company’s business, operations, competitive position and strategic alternatives with a goal of maximizing stockholder value. In June 2011, the Company Board retained Perella Weinberg Partners LP (“Perella Weinberg”) as the Company’s financial advisor to assist the Company Board in its evaluation of potential financial and strategic alternatives to enhance the Company’s stockholder value.

On August 1, 2011, the Company Board convened telephonically, together with members of the Company’s management and representatives of Perella Weinberg and the Company’s outside legal advisors, Dewey & LeBoeuf LLP (“Dewey & LeBoeuf”) and Day Pitney LLP (“Day Pitney”), to discuss Sycamore’s filing of a Schedule 13D with the SEC earlier that day announcing the accumulation by Sycamore and certain affiliated persons of approximately 9.9% of the outstanding shares of Company Common Stock and certain related matters, including the possible adoption by the Company of a stockholder rights plan. The Company Board received a presentation from representatives of Dewey & LeBoeuf, as well as from Perella Weinberg, regarding the legal, financial and other implications of adopting a stockholder rights plan, including the Company Board’s fiduciary duties in adopting such a plan in response to a potential, unsolicited proposal to acquire all of the outstanding shares of Company Common Stock. After further discussion, and based on discussions held at previous meetings of the Company Board during which the Company Board discussed in detail with the Company’s outside legal and financial advisors the possible adoption of a stockholder rights plan, the Company Board determined that, in order to ensure that the Company’s stockholders receive fair treatment and protection in connection with any proposal or offer to acquire the Company and to provide stockholders with adequate time to properly assess any such proposal or offer without undue pressure while also safeguarding their opportunity to realize the long-term value of their investment in the Company, it was in the best interest of the Company and its stockholders to adopt a stockholder rights plan with the terms and provisions discussed with representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney.

On August 2, 2011, the Company issued a press release announcing that it had adopted the Rights Agreement.

On August 16 and August 30, 2011, the Company Board convened telephonically along with members of the Company’s management and representatives of its outside legal and financial advisors. The Company Board continued to discuss strategic and financial alternatives to the Company’s long-range plan in light of the Company’s current and projected liquidity and actual and projected financial operating results. The Company Board also continued to discuss potential actions that might be taken by Sycamore following the release of the Company’s second quarter sales results and any subsequent fluctuations in the price of shares of Company Common Stock.

On August 30, 2011, at the direction of the Company Board, representatives of Perella Weinberg met with Mr. Stefan Kaluzny, a Managing Director of Sycamore, and certain other representatives of Sycamore, in New York, to discuss Sycamore’s general interest in transaction opportunities in the retail sector, including a potential interest in the Company. No specific terms regarding any potential transaction were discussed at that time.

On September 6 and September 22, 2011, the Company Board convened telephonically, along with members of the Company’s management and representatives of its outside legal and financial advisors, to continue discussions regarding the accumulation of shares of Company Common Stock by Sycamore and its affiliates and Sycamore’s recent communications with representatives of Perella Weinberg.

On September 26, 2011, Mr. Kaluzny contacted representatives of Perella Weinberg to request a meeting with representatives of the Company’s management to discuss with management the Company’s strategy and recent performance.

On October 14, 2011, at the request of Mr. Kaluzny, Ms. Trudy Sullivan, President and Chief Executive Officer of the Company, and Mr. Michael Scarpa, Chief Operating Officer, Chief Financial Officer and Treasurer of the Company, and representatives of Perella Weinberg, met with Mr. Kaluzny and certain other representatives of Sycamore and representatives of Sycamore’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), in Boston, Massachusetts, to discuss in general the Company’s strategy and recent performance.

On October 26, 2011, representatives of Perella Weinberg and representatives of BofA Merrill Lynch held a telephonic meeting during which representatives of BofA Merrill Lynch expressed Sycamore’s interest in exploring a transaction involving the Company, including a minority equity investment or an acquisition of 100% of the outstanding shares of Company Common Stock. No specific terms regarding a transaction were conveyed by representatives of BofA Merrill Lynch to representatives of Perella Weinberg at that time, including the price per share of Company Common Stock at which Sycamore would be interested in engaging in any such transaction. Representatives of Perella Weinberg stated that they would discuss with the Company Board Sycamore’s interest in exploring a transaction with the Company and respond in due course.

On October 27, 2011, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney to discuss Sycamore’s expression of interest in exploring a transaction involving the Company, including a minority equity investment or an acquisition of 100% of the outstanding shares of Company Common Stock. Representatives of Perella Weinberg informed the Company Board that, while no specific terms were discussed, Sycamore indicated that the Company’s stockholders would receive a significant premium in an acquisition transaction and that Sycamore indicated that it had access to sufficient financing to effect such a transaction. Representatives of the Company’s outside legal and financial advisors discussed with the Company Board the Company’s possible response to Sycamore. After further discussion, the Company Board authorized representatives of Perella Weinberg to communicate to representatives of BofA Merrill Lynch that the Company Board would continue to consider Sycamore’s expression of interest in a transaction involving the Company and that the Company Board would respond to Sycamore’s expression of interest in due course.

On November 2 and November 3, 2011, the Company Board convened in person, in New York, New York, along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. Representatives of Perella Weinberg updated the Company Board on communications with representatives of BofA Merrill Lynch since the October 26, 2011 telephonic meeting and reported that representatives of BofA Merrill Lynch had contacted representatives of Perella Weinberg to reiterate Sycamore’s interest in exploring a transaction involving the Company. The Company Board discussed with representatives of Perella Weinberg the Company’s current and projected liquidity and actual and projected financial operating results based on updated projections provided to the Company Board by the Company’s management and possible strategic and financial alternatives involving the Company. After further discussion, the Company Board determined that it would not be in the best interests of the Company and its stockholders to explore a transaction with Sycamore at that time, and authorized representatives of Perella Weinberg to convey the Company Board’s determination to representatives of BofA Merrill Lynch.

On November 7, 2011, representatives of Perella Weinberg and representatives of BofA Merrill Lynch held a telephonic meeting during which representatives of Perella Weinberg conveyed to representatives of BofA Merrill Lynch the Company Board’s determination not to explore a transaction with Sycamore at that time.

On November 9, 2011, at the request of representatives of BofA Merrill Lynch, representatives of Perella Weinberg and representatives of BofA Merrill Lynch again held a telephonic meeting during which representatives of BofA Merrill Lynch reiterated Sycamore’s interest in exploring a transaction involving the Company, including a minority equity investment or an acquisition of 100% of the outstanding shares of Company Common Stock, and proposed that the Company make available to representatives of Sycamore non-public due diligence materials pursuant to a non-disclosure agreement without a standstill obligation. No specific terms regarding a transaction were conveyed by representatives of BofA Merrill Lynch to representatives of Perella Weinberg at that time. However, representatives of Sycamore expressed their belief that the parties would be able to reach a definitive agreement for a transaction before the end of the year and that, should the Company refuse to enter into a non-disclosure agreement with Sycamore, Sycamore would likely make its interest in pursuing a transaction with the Company known to the public. Representatives of Perella Weinberg stated that they would discuss with the Company Board Sycamore’s interest in exploring a transaction with the Company, including the request for access to non-public due diligence materials.

On November 11, 2011, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney, during which representatives of Perella Weinberg updated the Company Board on their discussions with representatives of BofA Merrill Lynch. The Company Board discussed the November 9, 2011 telephonic meeting, including Sycamore’s request that the Company make available non-public due diligence materials pursuant to a non-disclosure agreement without a standstill obligation. Representatives of Perella Weinberg informed the Company Board that, although no specific terms of any potential transaction were communicated by representatives of BofA Merrill Lynch, Sycamore stated its belief that the parties would be able to reach a definitive agreement for a transaction before the end of the year and indicated that, should the Company refuse to enter into a non-disclosure agreement with Sycamore, Sycamore would likely publicly disclose its interest in pursuing a transaction with the Company. After further discussion, the Company Board determined that it would not be in the best interests of the Company and its stockholders to explore a transaction with Sycamore at that time or to provide access to any non-public due diligence materials in connection with any such transaction. The Company Board authorized representatives of Perella Weinberg to convey the Company Board’s determination to representatives of BofA Merrill Lynch.

On November 14, 2011, representatives of Perella Weinberg and representatives of BofA Merrill Lynch held a telephonic meeting during which representatives of Perella Weinberg conveyed to representatives of BofA Merrill Lynch the Company Board’s determination that it would not be in the best interests of the Company and its stockholders to explore a transaction at that time.

On December 5, 2011, the Company announced that Ms. Trudy Sullivan intended to retire as President and Chief Executive Officer of the Company once a successor had been identified. The Company also announced that the Company Board had formed a search committee, comprised solely of independent members of the Company Board, and had commenced the process of identifying a successor chief executive officer of the Company, including the engagement of an executive search firm. The committee continued its search until the execution of the Merger Agreement and provided periodic updates to the Company Board throughout the process.

On that same day, representatives of BofA Merrill Lynch contacted representatives of Perella Weinberg to inform the Company that Sycamore was preparing a letter to the Company Board to be delivered within the next 24 hours setting forth its proposal to acquire 100% of the outstanding shares of Company Common Stock and to reiterate that Sycamore was interested in entering into a non-disclosure agreement with the Company without a standstill obligation.

Later that same day, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney, during which representatives of Perella Weinberg informed the Company Board of the December 5, 2011 telephone call from representatives of BofA Merrill Lynch and Sycamore’s plans to send to the Company Board a letter within the next 24 hours setting forth its proposal to acquire 100% of the outstanding shares of Company Common Stock. Representatives of Perella Weinberg also conveyed to the Company Board Sycamore’s continuing interest in entering into a non-disclosure agreement with the Company without a standstill obligation. The Company Board discussed with representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney the benefits and risks of engaging with Sycamore in a private process at that time, and noted Sycamore’s unwillingness to enter into a standstill agreement. After further discussion, the Company Board determined that, should the Company Board determine to explore a sale transaction involving the Company, a broad and organized process would likely result in greater value to the stockholders of the Company. Accordingly, the Company Board determined not to enter into a non-disclosure agreement without a standstill with Sycamore at that time.

During the evening of December 6, 2011, Mr. Kaluzny sent a letter to Mr. Gary M. Pfeiffer, the Chairman of the Company Board, setting forth a proposal to acquire 100% of the outstanding shares of Company Common Stock at a price of $3.00 per share in cash. The letter also indicated that, if the Company Board were to provide Sycamore with access to non-public information, Sycamore might consider increasing its offer for the Company. On that same day, Sycamore filed with the SEC an amendment to its Schedule 13D publicly disclosing the letter and the proposed price per share of Company Common Stock.

On December 19, 2011, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. During the meeting, representatives of Dewey & LeBoeuf provided an overview to the Company Board of the Company Board’s fiduciary duties to the Company’s stockholders, including with respect to evaluating an unsolicited proposal to acquire all of the outstanding shares of Company Common Stock, such as the one received from Sycamore, and the Company Board’s duties should the Company Board decide to enter into a process involving the sale of control of the Company. Representatives of Perella Weinberg then reviewed with the Company Board Sycamore’s proposal to acquire 100% of the outstanding shares of Company Common Stock at a price of $3.00 per share in cash, the valuation and timing of the proposal and the Company’s stock performance over time and performance compared to the Company’s peers. Representatives of Perella Weinberg discussed with the Company Board the Company’s current and projected liquidity and actual and projected financial operating results based on the projections provided to the Company Board by the Company’s management. Representatives of Perella Weinberg also provided an update to the Company Board regarding the various strategic and financial alternatives under consideration by the Company Board, including the status of ongoing negotiations with respect to an amended $200 million credit facility and a new $75 million term loan facility that the Company was considering at the time to improve the Company’s liquidity, and the proposed time frame for pursuing such strategic alternatives. After discussion, the Company Board determined that Sycamore’s proposal was inadequate and determined to explore other strategic and financial alternatives as a means to maximize stockholder value.

On December 20, 2011, Mr. Pfeiffer sent a letter on behalf of the Company Board to Mr. Kaluzny stating that the Company Board had considered the terms of the proposed transaction outlined in Sycamore’s December 6, 2011 letter and had determined that the proposal was inadequate and substantially undervalued the Company. The letter also announced that the Company Board had resolved to explore a full range of strategic alternatives to maximize value for the Company’s stockholders. That same day, the Company issued a press release announcing the Company Board’s rejection of Sycamore’s proposal. The Company also announced that (i) the Company Board had resolved to explore a full range of strategic alternatives to maximize value for Company stockholders, (ii) pending that evaluation, the Company would continue to pursue its long-range plan and continue its previously announced search for a successor President and Chief Executive Officer and (iii) Perella Weinberg was acting as its financial advisor and Dewey & LeBoeuf was acting as its legal counsel.

On January 4, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. During the meeting, representatives of Perella Weinberg delivered an update to the Company Board regarding the Company’s current and projected liquidity and actual and projected financial operating results based on the projections provided to the Company Board by the Company’s management and the status of ongoing negotiations with respect to the new and additional sources of financing that the Company was exploring at the time to improve the Company’s liquidity. The representatives of Perella Weinberg also discussed with the Company Board a potential debt financing from another source and matters relating to the strategic alternatives review process.

On or about January 10, 2012, at the direction of the Company Board in furtherance of its determination to explore other strategic and financing alternatives, representatives of Perella Weinberg began contacting 49 potential investors, consisting of 11 strategic and 38 financial buyers selected based on financial ability and current participation or potential interest in the Company or the Company’s industry sector, in a strategic alternatives review process to explore a potential sale of, or minority investment in, the Company, which ultimately resulted in the execution of non-disclosure agreements by 23 potential participants, including Sycamore. Also on or about January 10, 2012, at the discretion of the Company Board representatives of Perella Weinberg contacted representatives of Sycamore to participate in a strategic alternatives review process to explore a potential sale of, or minority investment in, the Company. From on or about January 10, 2012 to January 27, 2012, representatives of Dewey & LeBoeuf and representatives of Winston & Strawn LLP (“Winston & Strawn”) and The Law Offices of Gary M. Holihan, P.C., legal counsel to Sycamore, negotiated the terms of the Confidentiality Agreement, including the standstill provision contained therein.

On January 18, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney to discuss the status of the strategic alternatives review process. Representatives of Dewey & LeBoeuf delivered an update to the Company Board regarding the status of negotiations with Sycamore of a non-disclosure agreement in connection with Sycamore’s potential participation in the strategic alternatives review process. Representatives of Dewey & LeBoeuf summarized for the Company Board Sycamore’s proposed terms of a non-disclosure agreement. The Company Board considered requiring Sycamore to remain bound by a standstill provision until and through the conclusion of the Company’s strategic alternatives review process. Following discussion with representatives of Dewey & LeBoeuf, the Company Board authorized Dewey & LeBoeuf to negotiate with Sycamore on such terms.

On January 27, 2012, Sycamore Management entered into the Confidentiality Agreement with the Company to permit Sycamore Management to conduct due diligence on the Company. The Confidentiality Agreement contains, in addition to usual and customary limitations regarding Sycamore Management’s use and disclosure of the Company’s confidential information, standstill provisions that prohibit Sycamore Management, its affiliates and its and their respective representatives from taking certain actions without the prior written consent of the Company or the Company Board, commencing on January 27, 2012 and ending on the first to occur of: (i) January 27, 2013 (or such shorter period agreed to by the Company with a third party who is provided access to the Company’s confidential information); (ii) the date on which the Company enters into a definitive agreement with a third party to sell 50% or more of the Company’s consolidated assets or equity securities; (iii) the date on which the Company publicly announces the conclusion of its previously announced strategic review process without having entered into a definitive sale agreement; and (iv) the date on which certain bankruptcy events involving the Company occur. Actions prohibited during the standstill period include: (i) acquiring, agreeing to acquire or proposing to acquire any securities of the Company, rights to acquire any securities of the Company, or any right to vote or direct the voting of any securities or assets of the Company; (ii) making, or participating in any solicitation of proxies or consents to vote, or seeking to advise or influence any person with respect to the voting of any securities of the Company; provided that this restriction shall be lifted ten days prior to the expiration of the applicable time period for stockholders to nominate directors for election at the Company’s 2012 annual stockholders meeting; (iii) forming, joining or participating in a “group” with respect to any voting securities of the Company; (iv) otherwise acting to seek to control, advise, change or influence the management, the Company Board, governing instruments, policies or affairs of the Company; (v) making any public disclosure, or taking any action causing the Company to make any public disclosure, with respect to the matters set forth in the Confidentiality Agreement; (vi) disclosing any intention, plan or arrangement inconsistent with the foregoing; or (vii) having any discussions or entering into any arrangements with or advising, assisting or encouraging any other persons in connection with any of the foregoing. Following the execution of the Confidentiality Agreement, the Company granted to Sycamore Management access to a virtual data room that contained non-public legal and financial due diligence materials. The virtual data room included preliminary information on the Company’s fourth quarter performance, which included additional information regarding the Company’s underfunded pension plan.

On February 16, 2012, the Company announced the entry into a new $75 million secured term loan led by Wells Fargo Bank, National Association and the amendment of its existing $200 million secured revolving credit facility with GE Capital, Corporate Retail Finance in connection with the new term loan.

On or about February 24, 2012, seven participants (two strategic buyers and five financial buyers) in the strategic alternatives review process, including Sycamore, submitted preliminary, non-binding indications of interest to acquire 100% of the outstanding shares of Company Common Stock. The price per share of Company Common Stock at which such participants indicated that they would be interested in engaging in such a transaction ranged from $3.00 per share to $6.00 per share. Four of the participants who submitted preliminary, non-binding indications of interest expressed that they would consider entering into alternative transaction structures, including structured financing transactions or minority equity investments. Sycamore’s preliminary, non-binding indication of interest to the Company contemplated an acquisition of all of the outstanding shares of Company Common Stock at a price per share of Company Common Stock of $3.00 in cash. Sycamore noted that the $3.00 per share price was based on the limited information provided in the virtual data room and that Sycamore would expect to be in a position to increase the offer price if the Company provided additional information (including access to the Company’s management) that supported the assumptions underlying the Company’s financial forecast provided in the virtual data room. In addition, Sycamore expressed interest in a structured financing transaction or a minority equity investment, should the Company decide to pursue such a transaction.

On February 29, 2012, the Company Board convened a meeting in person, in New York, New York, along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. During the meeting, representatives of Dewey & LeBoeuf provided an overview to the Company Board of the Company Board’s fiduciary duties to the Company’s stockholders, including the Company Board’s duties in connection with a process for the sale of control of the Company. Representatives of Perella Weinberg then reviewed with the Company Board the preliminary, non-binding indications of interest received on or about February 24, 2012, the range of such preliminary indications of interest and the profiles of the remaining participants, and discussed with the Company Board the status of and the potential next steps regarding the strategic alternatives review process. The Company Board also discussed at length the Company’s long-range plan with members of the Company’s management and representatives of Perella Weinberg, and the assumptions underlying Perella Weinberg’s financial analysis of the preliminary indications of interest with representatives of Perella Weinberg. Representatives of Perella Weinberg then reviewed with the Company Board for its consideration a list of the participants who might be invited to continue participating in the strategic alternatives review process. The Company Board determined to continue discussing the process at a meeting of the Company Board to be convened in person the next day.

On March 1, 2012, the Company Board convened a meeting in person, in New York, New York along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney to further evaluate the preliminary, non-binding indications of interest that had been received and to determine whether to continue to proceed with the strategic alternatives review process. During the meeting, representatives of Dewey & LeBoeuf provided an overview to the Company Board of the Company Board’s fiduciary duties to the Company’s stockholders, including the Company Board’s duties in connection with a sales process involving the Company. The Company Board then discussed in detail each of the preliminary indications of interest, including the price per share of Company Common Stock at which such participants indicated that they would be interested in engaging in a transaction involving the Company. The Company Board also discussed with representatives of Perella Weinberg and Dewey & LeBoeuf whether or not the Company should continue to consider a minority investment as an alternative in the Company’s strategic alternatives review process. After such discussions, the Company Board determined to invite Sycamore and three other parties, consisting of one strategic buyer and two financial buyers, to continue participating in the strategic alternatives review process and instructed the representatives of Perella Weinberg to proceed on that basis.

On March 9, 2012, the Company granted to Sycamore and the other three remaining participants access to the virtual data room containing additional non-public due diligence information of the Company. Throughout the process leading to the execution of the Merger Agreement, the virtual data room was updated with new information, including information requested by Sycamore and its advisors.

From March 21, 2012 through April 16, 2012, members of the Company’s management held management presentations with three of the four remaining participants in the strategic alternatives review process, including Sycamore, with the fourth participant declining to receive such presentation, indicating that such participant was no longer interested in continuing its participation in the process. During this period, two of the remaining participants indicated that they were no longer interested in continuing their participation in the process on the basis of an acquisition of 100% of the outstanding shares of Company Common Stock, but one of those participants indicated in a meeting in person between financial advisors that it may be willing to explore a pre-packaged bankruptcy involving the Company.

Between March 21, 2012 and April 20, 2012, Sycamore continued to conduct its due diligence review of the Company, including additional discussions with members of the Company’s management. In mid-April, Sycamore confirmed to representatives of Perella Weinberg that it was on schedule to complete its due diligence review of the Company by April 20, 2012, and would submit its final proposal for a transaction with the Company on that day.

On April 20, 2012, Sycamore submitted to representatives of Perella Weinberg a non-binding proposal setting forth its proposal to acquire 100% of the outstanding shares of Company Common Stock at a price of $2.65 per share. Sycamore also expressed a willingness to explore alternative transaction structures, including structured financing transactions. Sycamore included with its proposal a markup of the Company’s draft merger agreement that had been made available in the virtual data room. No other participant in the Company’s strategic alternatives review process submitted a final proposal for a transaction involving the Company.

On April 26, 2012, the Company Board convened a meeting in person, in New York, along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. During the meeting, members of the Company’s management presented the Company Board with a report on the Company’s recent financial operating results and current and projected liquidity, and discussed with the Company Board the Company’s future outlook. The Company Board then reviewed with representatives of Perella Weinberg Sycamore’s revised proposal to acquire 100% of the outstanding shares of Company Common Stock at a price of $2.65 per share in cash, the valuation and timing of such proposal, the Company’s stock performance over time and in comparison to the Company’s peers and the Company’s historical and projected financial performance as reflected in the April Reforecast Projections (defined below) provided to the Company Board by the Company’s management. Representatives of Perella Weinberg also provided the Company Board with an update on further communications with previous participants in the strategic alternatives review process regarding a potential financing transaction involving the Company and discussed with the Company Board the Company’s other potential alternatives in the context of its strategic alternatives review process. Representatives of Dewey & LeBoeuf also reviewed with the Company Board the issues relating to the proposed merger agreement submitted by Sycamore in connection with its revised proposal. After further discussion, the Company Board authorized representatives of Perella Weinberg to respond to Sycamore’s revised proposal by requesting an increase in Sycamore’s proposed per share purchase price and a revised draft of the merger agreement providing for improved terms and conditions.

On April 27, 2012 and April 28, 2012, representatives of Perella Weinberg contacted representatives of BofA Merrill Lynch and Sycamore to discuss the terms and conditions of Sycamore’s April 20, 2012 proposal, including the Company Board’s request for an increase in the proposed purchase price and a revised draft of the merger agreement containing improved terms and conditions.

On May 1, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney. The Company Board received from representatives of Perella Weinberg an update on the status of negotiations with Sycamore regarding Sycamore’s proposed per share purchase price. Representatives of Perella Weinberg also provided the Company Board a report on the Company’s other potential alternatives in the context of its strategic alternatives review process. After further discussion, the Company Board authorized representatives of Perella Weinberg to continue negotiating for an increase in Sycamore’s proposed per share purchase price.

On May 2, 2012, representatives of BofA Merrill Lynch contacted representatives of Perella Weinberg telephonically to convey Sycamore’s revised offer of $3.05 per share of Company Common Stock, subject to the Company negotiating mutually acceptable terms and conditions of a transaction on an exclusive basis.

Later that same day, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, Dewey & LeBoeuf and Day Pitney, during which representatives of Perella Weinberg informed the Company Board of the May 2, 2012 telephonic meeting with representatives of BofA Merrill Lynch and of Sycamore’s revised offer of $3.05 per share. Representatives of Perella Weinberg noted that Sycamore expressed its preference to negotiate a transaction for the entire Company and that the revised offer was conditioned on the Company negotiating the terms of a transaction on an exclusive basis through May 14, 2012. After further discussion, the Company Board authorized representatives of Perella Weinberg to communicate to Sycamore the Company Board’s willingness to proceed with negotiations of a definitive agreement for the acquisition of 100% of the outstanding shares of Company Common Stock and to negotiate with Sycamore Management the terms of an exclusivity agreement.

From May 2, 2012 through May 4, 2012, representatives of Perella Weinberg and Dewey & LeBoeuf negotiated with Sycamore Management and its legal counsel, Winston & Strawn and The Law Offices of Gary M. Holihan, P.C., the terms of an exclusivity agreement.

On May 4, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case LLP (“White & Case”) (which succeeded Dewey & LeBoeuf as legal counsel to the Company) and Day Pitney. During the meeting, representatives of Perella Weinberg and White & Case updated the Company Board on the negotiations with Sycamore Management regarding the terms of the exclusivity agreement. The Company Board also discussed with members of the Company’s management and representatives of Perella Weinberg and White & Case the status of the Company’s exploration of alternative financing transactions. After further discussion, the Company Board authorized the Company to enter into an exclusivity agreement on the terms proposed by Sycamore, but with the ability of the Company to disclose publicly Sycamore’s proposed purchase price of $3.05 per share.

On May 5, 2012, the Company and Sycamore Management entered into an exclusivity agreement, with the exclusivity period expiring at 5:00 p.m. (New York City time) on May 15, 2012, and which permitted the Company to disclose publicly Sycamore’s proposed per share purchase price.

On May 7, 2012, the Company issued a press release announcing Sycamore’s non-binding proposal to acquire 100% of the outstanding shares of Company Common Stock of $3.05 per share in cash and the execution of the exclusivity agreement with Sycamore Management. On the same day, Sycamore filed with the SEC an amendment to its Schedule 13D publicly disclosing the exclusivity agreement.

Also on May 7, 2012, Sycamore’s outside legal advisors distributed a draft merger agreement to the Company and its financial and outside legal advisors, which was not based on the Company’s draft merger agreement that had been made available in the virtual data room, but which contemplated a dual-track structure, whereby the acquiror would initiate a tender offer for all of the outstanding shares of common stock of the target company while the target company would simultaneously prepare to hold a meeting of stockholders to approve the merger if the conditions to the tender offer were not satisfied. Sycamore’s draft merger agreement also provided for certain terms, including a financing condition to the consummation of the merger, which raised deal uncertainty concerns for the Company.

On May 9, 2012, the Company finalized its first quarter financials and provided this information to Sycamore. Between May 9, 2012 and May 17, 2012, members of the Company’s management and representatives of Sycamore had several discussions regarding the Company’s recent financial performance.

From May 11, 2012 through May 30, 2012, the Company’s and Sycamore’s outside legal advisors negotiated and exchanged drafts of the merger agreement and related transaction documents.

On May 15, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney, to discuss the status of the merger agreement negotiations with Sycamore and the extension of the exclusivity period with Sycamore Management. Representatives of White & Case explained to the Company Board the contemplated dual-track structure of the proposed transaction. Representatives of

White & Case also reviewed with the Company Board the issues relating to the terms and conditions of the most recent draft of the merger agreement received from Sycamore’s outside legal advisors and issues that remained outstanding based on prior drafts received from Sycamore’s outside legal advisors, including (i) conditions to closing requiring the receipt of a closing letter from the Pension Benefit Guaranty Corporation (the “PBGC”) without the imposition of adverse conditions, an unspecified level of availability to be maintained under the Company’s revolving credit facility and certain representations having to be true and correct at the closing, subject only to de minimis exceptions, (ii) the limitations on the actions required to be taken or agreed to by Sycamore in connection with obtaining the letter from the PBGC and the required non-disapproval from the Office of the Comptroller of the Currency (the “OCC”) in connection with the acquisition of control of Talbots Classic National Bank, (iii) the Company not having the right to make an adverse change in recommendation for reasons other than a superior proposal, (iv) the restrictive nature of certain interim operating covenants, (v) termination rights and the remedies, including the payment of termination fees, available to each party in the event of the termination of the merger agreement and (vi) the obligation of the Company to engage a special consultant to whom Sycamore would have access. Representatives of Perella Weinberg, White & Case and Day Pitney discussed with the Company Board the extension of the exclusivity period and the Company Board authorized the Company to extend the exclusivity period until and through May 22, 2012. That evening, the Company and Sycamore Management entered into a letter agreement to amend the May 5, 2012 exclusivity agreement to extend the exclusivity period through 5:00 p.m. (New York City time) on May 22, 2012. The Company issued a press release announcing the extension of the exclusivity period and Sycamore filed with the SEC an amendment to its Schedule 13D publicly disclosing the extension of the exclusivity period through May 22, 2012.

On May 18, 2012, representatives of Perella Weinberg received a letter from Sycamore identifying various issues identified during due diligence that Sycamore stated would have an adverse effect on valuation. On that same day, representatives of Perella Weinberg and Sycamore held a telephonic meeting to discuss Sycamore’s letter, during which meeting representatives of Perella Weinberg explained the Company’s belief that matters identified in Sycamore’s letter should not have an adverse effect on valuation and stated that due diligence information relating to those items had been disclosed in the virtual data room prior to Sycamore’s April 20, 2012 proposal and Sycamore’s May 2, 2012 revised proposal.

On May 21, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney, to discuss, among other things, the status of negotiations with Sycamore and the current terms of the merger agreement. During the meeting, representatives of White & Case provided an overview to the Company Board of the Company Board’s fiduciary duties to the Company’s stockholders, including the Company Board’s duties in connection with a process for the sale of control of the Company. Representatives of White & Case reviewed with the Company Board the current terms of the merger agreement under negotiation with Sycamore, including certain conditionality to Sycamore’s obligation to consummate the transaction as reflected in the most recent revised draft of the merger agreement and the other issues previously raised to the Company Board’s attention, and reviewed the terms of the debt commitment letters proposed by Sycamore. The independent members of the Company Board then convened telephonically along with representatives of Perella Weinberg and White & Case for an executive session, during which the independent directors of the Company Board determined, after discussions with representatives of Perella Weinberg and White & Case, that certain concessions could be made to Sycamore in exchange for Sycamore agreeing not to reduce its proposed purchase price of $3.05 per share and instructed Perella Weinberg to convey such message to Sycamore.

On May 21, 2012 representatives of Perella Weinberg held a telephonic meeting with representatives of BofA Merrill Lynch to discuss certain concessions that the Company Board would be willing to make in exchange for Sycamore agreeing not to reduce its proposed purchase price of $3.05 per share.

On May 22, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney, to discuss the current terms of the merger agreement under negotiation with Sycamore and the extension of the exclusivity period with Sycamore Management. Representatives of White & Case reviewed with the Company Board the status of negotiations regarding the issues raised to the attention of the Company Board at previous meetings. Representatives of Perella Weinberg and White & Case also discussed with the Company Board the extension of the exclusivity period and the Company Board authorized the Company to extend the exclusivity period until and through 5:00 p.m. (New York City time) on May 24, 2012. That evening, the Company and Sycamore Management entered into a letter agreement to further amend the May 5, 2012 exclusivity agreement to extend the exclusivity period through 5:00 p.m. (New York City time) on May 24, 2012. The Company issued a press release announcing the extension of the exclusivity period and on May 23, 2012, Sycamore filed with the SEC an amendment to its Schedule 13D publicly disclosing the extension of the exclusivity period.

On May 24, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney to discuss, among other things, the current terms of the merger agreement under negotiation with Sycamore. Representatives of White & Case updated the Company Board on the status of negotiations with Sycamore’s outside legal advisors regarding the various terms of the merger agreement, and reviewed the outstanding issues that remained unresolved as of that time.

Later that same day, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney to discuss contingency planning in the event that the exclusivity agreement expired before a definitive agreement with Sycamore was reached, including the content of a press release announcing expiration of the exclusivity period.

Later that evening, representatives of BofA Merrill Lynch informed representatives of Perella Weinberg that Sycamore was no longer willing to proceed with the transaction at the purchase price of $3.05 per share of Company Common Stock.

On May 25, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney before the New York Stock Exchange opened for trading to discuss an update on communications with Sycamore and contingency planning in light of the expiration of the exclusivity agreement with Sycamore. Representatives from Perella Weinberg discussed with the Company Board their recent conversations with BofA Merrill Lynch. That morning, the Company issued a press release announcing that the exclusivity period with Sycamore had expired without an agreement having been reached and that the Company Board would actively explore other strategic alternatives for the Company and continue its previously announced search for a replacement chief executive officer. The press release stated that the Company remained open to pursuing a transaction with Sycamore at $3.05 per share of Company Common Stock pursuant to an acceptable merger agreement providing for an appropriate level of closing certainty and supported by firm debt and equity financing commitments.

On May 29, 2012, the Company received from Sycamore a letter with a proposal to purchase 100% of the outstanding shares of Company Common Stock for $2.75 per share in cash, along with, among other documents, executed transaction documents, including a merger agreement, the Company disclosure letter, an equity commitment letter and a limited guarantee. The letter stated that Sycamore’s proposal would remain open until May 31, 2012.

Later in the day on May 29, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney to discuss the revised proposal received from Sycamore. Representatives of Perella Weinberg and White & Case then discussed the terms of the transaction documents received from Sycamore, including the fact that Sycamore agreed to a number of terms reflected in the Company’s most recent drafts of the merger agreement, including (i) the Company Board’s ability to change its recommendation in connection with intervening events other than in connection with an alternative acquisition proposal, (ii) the amount of the termination fee payable by Parent to the Company under certain circumstances and (iii) certain other terms relating to several of the issues raised to the attention of the Company Board at previous meetings. Representatives of White & Case then reviewed with the Company Board the potential risks, notwithstanding the improved merger agreement terms addressing such issues, arising out of the terms and conditions of the most recent draft of the merger agreement, including risks associated with conditions to closing requiring the receipt of a closing letter from PBGC without the imposition of adverse conditions, the maintenance of a specified amount of availability under the Company’s revolving credit facility, certain representations to be true and correct at the closing, subject only to de minimis exceptions, the amount of the termination fee payable by the Company under certain circumstances and the limitations on the actions required to be taken or agreed to by Sycamore in connection with obtaining the letter from the PBGC and the required non-disapproval from the OCC. Representatives from Perella Weinberg also updated the Company Board on inquiries regarding the status of negotiations with Sycamore received from financial advisors of other potential strategic partners. After discussion with representatives of Perella Weinberg and White & Case, the Company Board concluded that it was unlikely that the Company would receive a bona fide proposal from another party before the Sycamore offer expired. After further discussions regarding the potential consequences of the Company Board declining to accept Sycamore’s proposal, the Company Board authorized representatives of Perella Weinberg to continue negotiating improved terms of a merger agreement while following up on communications received from other potential strategic partners.

On May 30, 2012, the Company Board convened telephonically along with members of the Company’s management and representatives of Perella Weinberg, White & Case and Day Pitney to discuss the transaction documents negotiated with Sycamore and to consider the approval of the Merger Agreement. During the meeting, representatives of White & Case provided an overview to the Company Board of the Company Board’s fiduciary duties to the Company’s stockholders, including the Company Board’s duties in connection with the sale of control of the Company. Representatives from Perella Weinberg discussed its financial analyses of the offer at a purchase price of $2.75 per share and rendered an oral opinion to the Company Board, subsequently confirmed in writing, that as of May 30, 2012 and subject to the various limitations, assumptions, factors and matters set forth in the written opinion, the offer price proposed to be received by the holders of shares of Company Common Stock (other than the Parent Affiliates (as such term is defined in the Fairness Opinion)) in the Offer and the Merger was fair, from a financial point of view, to such holders of shares of Company Common Stock. Representatives of White & Case then led the Company Board in a discussion of the current terms and conditions of the Merger Agreement and noted that, although certain of those terms and conditions continue to raise potential risks as previously discussed with the Company Board,

Sycamore agreed to improved terms regarding certain other outstanding issues. After carefully considering such risks, the Company Board resolved that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and the Company Board approved the Merger Agreement, the terms and conditions contained therein, the Offer and the Merger. The Company Board also recommended that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock, and, if required by applicable law, adopt the Merger Agreement at a meeting of stockholders.

Following the meeting of the Company Board, the parties executed the Merger Agreement and the appropriate parties executed and delivered the equity commitment letter, the debt commitment letters and the limited guarantee. On May 31, 2012, the Company and Sycamore issued a joint press release announcing the execution of the Merger Agreement.

On June 15, 2012, Parent and the Purchaser commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company’s senior management, White & Case and Day Pitney, its outside legal advisors, and Perella Weinberg, its independent financial advisor. In declaring that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and recommending that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock to the Purchaser pursuant to the Offer, and, if required by applicable law, vote their shares of Company Common Stock in favor of adoption of the Merger Agreement, the Company Board also considered a number of factors, including the following:

Financial Terms; Certainty of Value

•	Historical market prices, volatility and trading information with respect to the Company Common Stock, including that the offer price of $2.75 per share of Company Common Stock in cash:

•

represented a premium of 76% over the closing price per share of Company Common Stock on December 6, 2011, the last full trading day prior to the public disclosure of Sycamore’s initial proposal to acquire the Company;

•	represented premiums of 27% and 9%, respectively, based on the average price per share of Company Common Stock for the 1- and 3-month periods ended on December 6, 2011; and

•	represented a premium of 102% over the closing price per share of Company Common Stock on May 29, 2012, the last full trading day prior to the announcement of the execution of the Merger Agreement.

•

The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding potential long-term business risk.

Financial Condition; Prospects of the Company

•	The Company’s current and historical business, financial condition, branding, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of the Company Common Stock (which cannot be quantified numerically).

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The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth, operating cash flow and profitability targets in light of its recent financial performance and of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the women’s specialty retail apparel industry specifically, (ii) general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges, (iii) fluctuations in foreign exchange rates, (iv) future commodity prices and (v) risks and uncertainties described in the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended January 28, 2012, as amended.

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In particular, the Company Board considered the Company’s liquidity over the short and long term. The Company Board believed that the terms of the Merger Agreement, when compared to the Company’s financial performance and the uncertainty associated with achieving and sustaining improved future operating results, provided the best opportunity to maximize stockholder value.

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A report of the search committee formed by the Company Board to oversee the process of identifying a successor chief executive officer of the Company and of the executive search firm engaged by the committee, and the uncertainties of identifying a suitable successor.

Strategic Alternatives

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In consultation with its financial and legal advisors, the Company Board reviewed the results of the comprehensive strategic alternatives review process conducted by the Company, which began on December 20, 2011, when the Company Board announced its determination to explore a full range of strategic alternatives. By the week of February 27, 2012, Perella Weinberg had contacted 49 parties regarding their interest in a transaction with the Company, which resulted in the execution of non-disclosure agreements by 23 parties.

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The Company’s strategic alternatives review process involved discussions with numerous third parties prior to the entry into exclusive negotiations with Sycamore, including submission by seven parties of preliminary, non-binding indications of interest in a transaction involving the Company, including Sycamore. Of those seven parties, four were selected by the Company Board to be invited to the next phase of the strategic alternatives review process, including Sycamore, during which the Company provided additional non-public due diligence materials, including access to the Company management. At the conclusion of the final bid period, only Sycamore submitted a binding final proposal to the Company.

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The Company Board believed that prolonging the strategic alternatives review process could have resulted in the loss of the Purchaser’s offer, negative impacts on the morale of employees and distraction for employees and senior management from implementing the Company’s operating plan, and was not likely to produce a higher proposal than Sycamore’s proposal.

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As discussed below, the terms of the Merger Agreement permit the Company to consider unsolicited alternative proposals and to terminate the Merger Agreement and enter into an agreement with a third party to accept a “superior proposal”.

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The Company Board also considered the possibility of continuing as a stand-alone company and pursuing structured financing, minority equity investments and other strategic alternatives, and the perceived risks of these alternatives, the range of potential benefits to the Company’s stockholders of these alternatives and the timing and execution risk of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that no alternatives were reasonably likely to create greater value for the Company’s stockholders than the Merger, taking into account risks of execution as well as business, competitive, industry and market risk.

Fairness Opinion

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The financial analyses presented to the Company Board by Perella Weinberg, as well as the opinion of Perella Weinberg, dated May 30, 2012, to the Company Board to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $2.75 cash per share consideration to be received by the holders of Company Common Stock (other than Parent, Sycamore, Sycamore Partners A, L.P. or any of their respective affiliates, which we collectively refer to as “Parent affiliates”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in “—Opinion of the Company’s Financial Advisor” below.

Merger Agreement Terms (Solicitation of Alternative Proposals; Change of Recommendation)

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The Merger Agreement contains non-solicitation and termination provisions which, in the view of the Company Board, should not preclude third parties from making “superior proposals” or preclude the Company Board from changing its recommendation in connection with “intervening events”:

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At any time before the Acceptance Time (or, if the Offer is terminated pursuant to the Merger Agreement, at any time prior to obtaining the approval of the Company’s stockholders of the Merger), the Company may (i) provide information in response to a request therefor to a person (and its representatives) that has made an unsolicited bona fide written acquisition proposal, pursuant to a customary confidentiality and standstill agreement on terms no less favorable to the Company in any substantive respect than those in the Confidentiality Agreement, (ii) engage or participate in discussions or negotiations with any person and its representatives regarding such acquisition proposal, or (iii) resolve to do any of the foregoing, if, prior to taking any of the foregoing actions, the Company Board (or any authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable laws and the Company Board (or any authorized committee thereof) determines in good faith, based on information then available and after consultation with its financial advisor and outside legal counsel, that such acquisition proposal either constitutes, or could reasonably likely to lead to, a superior proposal.

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If the Company Board (or any authorized committee thereof) determines that a bona fide written acquisition proposal that has not been withdrawn constitutes a superior proposal, the Company Board (or any authorized committee thereof) may effect a change of recommendation with respect to such superior proposal or the

Company may terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such superior proposal, if (i) the Company Board (or any authorized committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable laws, (ii) the Company has complied in all material respects with all of its obligations under the Merger Agreement with respect to the superior proposal, (iii) the Company has provided prior written notice to Parent at least five business days in advance, (iv) subject to certain conditions, the Company has, and caused its financial and legal advisors to, negotiate with Parent and its representatives in good faith to make such adjustments to the terms and conditions of the Merger Agreement such that the acquisition proposal would cease to constitute a superior proposal, and (v) if the Company terminates the Merger Agreement to enter into an alternative acquisition agreement with respect to a superior proposal, the Company has provided the requisite notices to Parent, terminated the Merger Agreement in accordance with its terms and has paid the termination fee as described in more detail below.

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In response to an intervening event (other than in connection with an acquisition proposal), the Company Board may, subject to certain terms and conditions set forth in the Merger Agreement, (i) withhold, withdraw, qualify or modify its recommendation (or publicly propose or resolve to do the foregoing), (ii) fail to publicly reaffirm its recommendation after Parent so requests in writing, or (iii) fail to include its recommendation in this Statement if it determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. However, the Company must provide Parent with notice, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make adjustments to the terms and conditions of the Merger Agreement in such a manner that such intervening event no longer necessitates withdrawing or modifying the Company Board’s recommendation, and at or following the end of the five business day period following the time the Company provided written notice to Parent, the Company Board must determine in good faith, after consultation with its outside legal counsel, that such intervening event continues to necessitate withdrawing or modifying the Company Board’s recommendation.

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If the Company terminates the Merger Agreement in order to accept a superior proposal, or if the Merger Agreement is terminated in certain limited circumstances after the Company Board has effected a change of recommendation in the absence of a competing acquisition proposal, the Company has agreed to pay Sycamore a termination fee of $6,000,000. The Company Board believes that such termination fee should not deter any interested third party from making, or inhibit the Company Board from approving, a superior proposal if such were available or preclude the Company Board from changing its recommendation in connection with “intervening events”.

•	The Merger Agreement was the product of extensive arms-length negotiations.

•	The availability of statutory appraisal rights under Delaware law in connection with the Merger.

Speed and Likelihood of Consummation

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The structure of the transaction as a two-step transaction potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders that do not tender in the Offer will receive the same cash price as is paid in the Offer. In addition, the structure of the transaction permits the use of a one-step transaction, under certain circumstances, in the event the two-step transaction is unable to be effected.

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The Purchaser will be deemed to have exercised the Top-Up to purchase up to an additional number of shares of Company Common Stock sufficient to cause the Purchaser to own one share of Company Common Stock more than 90% of the shares of Company Common Stock outstanding (on a fully-diluted basis) after the Offer and the Top-Up, which would permit the Purchaser to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures.

•	The factors contributing to the probability that the Offer and the Merger would be consummated, including:

•	The Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

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The consummation of the Offer is conditioned on meeting the minimum tender condition (as described below), with a back-up one-step merger (that only requires the approval of the holders of a majority of the outstanding shares of Company Common Stock) in certain circumstances, including in the event the minimum tender condition in the Offer is not satisfied. The minimum tender condition, as defined in the Merger Agreement, consists of the following:

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There being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer (the “Expiration Time”) a number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and the Purchaser as of immediately prior to the Expiration Time, represent at least a majority of the shares of Company Common Stock outstanding as of immediately prior to the Expiration Time;

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There being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time a number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent and the Purchaser as of immediately prior to the Expiration Time, plus the number of shares of Company Common Stock to be purchased by the Purchaser pursuant to the Top-Up, represent at least one share of Company Common Stock more than 90% of (x) the outstanding shares of Company Common Stock as of immediately prior to the Expiration Time, plus (y) the aggregate number of shares of Company Common Stock issuable to holders of equity awards from which the Company has received notices of exercise prior to the Expiration Time (and as to which shares of Company Common Stock have not yet been issued to such exercising holders), plus (z) the number of shares of Company Common Stock to be purchased by the Purchaser under the Top-Up.

•	The conditions to the Offer are not generally within the control or discretion of the Purchaser, Parent or Sycamore.

•	There are no significant antitrust impediments.

•

The Purchaser has obtained the debt and equity financing commitment letters to fund the transaction and the Company is entitled to cause the equity portion of the financing to be funded simultaneously with the consummation of the debt financing as described below.

•	The business reputation and capabilities of Sycamore and its management and the substantial financial resources of Sycamore and, by extension, Parent and the Purchaser.

Financing-Related Terms

•	Debt/Equity commitment letters:

•

The Purchaser received executed debt financing commitment letters from the Company’s existing lenders, which, in the reasonable judgment of the Company Board, increases the likelihood of such financing being completed.

•

Each of Parent and the Purchaser is required to use commercially reasonable efforts to seek to enforce its rights under the debt financing documents in the event of a material breach thereof by the financing sources thereunder.

•

Affiliates of Parent and the Purchaser have provided the Equity Commitment Letter to fund the equity portion of the financing (which represents approximately 45% of the total financing required for the transaction) and have provided assurances of the sources of its funds.

•

The expectation that the conditions to funding to be satisfied by Parent and its affiliates set forth in the debt and equity financing commitment letters will be timely met and the financing will be provided in a timely manner, and the obligation of Parent and the Purchaser generally to use reasonable best efforts to obtain the debt financing.

•	If Parent and the Purchaser fail to effect the closing under certain circumstances, Parent is obligated to pay the Company the Parent Termination Fee.

•	Affiliates of Parent and the Purchase have provided a guarantee in favor of the Company that guarantees the payment of the Parent Termination Fee.

•	Specific performance:

•

The Company is entitled to cause the Equity Financing to be funded simultaneously with the receipt of the debt financing if (i) with respect to any funding of the Equity Financing to occur at the Offer closing, all of the conditions of the Offer (other than the financing proceeds condition) are satisfied or waived at the Expiration Time, and, with respect to any funding of the Equity Financing to occur at the consummation of the Merger, all the conditions that are applicable to each party’s obligation to consummate the Merger (other than the purchase of the shares of Company Common Stock in the Offer, to the extent the Offer termination has occurred) and the conditions to the obligations of Parent and the Purchaser to consummate the Merger would have been satisfied if the closing of the Merger were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Merger closing, each of which shall be capable of being satisfied at the Merger closing), (ii) the debt financing

(or, in the case any alternative debt financing has been obtained in accordance with the Merger Agreement for all the debt financing, such alternative debt financing), has been consummated or funded (as applicable) or would be consummated or funded (as applicable) in accordance with the terms thereof at the consummation of the Offer or the Merger, as applicable, if the Equity Financing is funded at the consummation of the Offer or the Merger, as applicable, and (iii) the Company has irrevocably confirmed to Parent in writing that if the Equity Financing and the debt financing were funded, it would take such actions that are within its control to cause the consummation of the Merger.

The Company Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the transaction.

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The costs involved in connection with entering into and completing the Merger and the time and effort of management required to complete the Merger and related disruptions to the operation of the Company’s business.

•

The risk that the minimum tender condition in the Offer may not be satisfied and that such minimum tender condition is a higher threshold than the approval percentage that would be required if the transaction was structured as a one-step merger (i.e., a majority of the outstanding shares).

•

However, this consideration was viewed in light of the provisions in the Merger Agreement that provide for the one-step merger (with a majority voting requirement) if the minimum tender condition is not satisfied.

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The Merger Agreement contemplates the early filing of a proxy statement so that the one-step merger structure could be implemented without significant delay if the minimum tender condition is not satisfied.

•	The risk that the proposed transaction might not be completed and the potential material adverse effect of the resulting public announcement of termination of the Merger Agreement on:

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The market price of the Company Common Stock, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible disposition of shares of Company Common Stock by short-term investors following the announcement of termination of the Merger Agreement.

•

The Company’s operating results, particularly in light of the significant costs incurred in connection with the strategic alternatives review process and the proposed transaction, including the potential requirement to make a termination payment.

•	The ability to attract and retain key personnel.

•	Relationships with the Company’s employees, vendors, customers, partners and others that do business with the Company.

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The fact that completion of the Offer and the Merger would require antitrust clearance and the satisfaction of certain other closing conditions that are not generally within the Company’s control, including (i) (A) obtaining a letter from the PGBC confirming that the PBGC, as of the date of such letter, has concluded its investigation regarding the Company’s pension plan and the transactions contemplated by the Merger Agreement (or such other substantially similar confirmatory statement) (the “PBGC Closing Letter”), (B) the PBGC not having instituted any formal proceeding to terminate the Company’s pension plan and (C) the absence of any condition that would reasonably be expected to (x) result in the institution of any such proceeding or (y) constitute a reasonable basis under Section 4042 of the Employee Retirement Income Security Act of 1974, as amended, for the termination of, or the appointment of a trustee to administer, the Company’s pension plan and (ii) the OCC not having determined to disapprove or not having disapproved the change in control of Talbots Classics National Bank (the “Bank Approvals”).

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The fact that none of Parent, the Purchaser or any of their affiliates is required to take any action or omit to take any action in order to obtain the PBGC Closing Letter and the Bank Approvals to the extent that such acts or omissions to act, in the aggregate, would reasonably be expected to result in the incurrence of, or acceleration of, any cost, expense or other obligation in excess of $4,000,000 or any material limitations on the ability of Parent, the Purchaser or any of their affiliates to conduct their business in the ordinary course.

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The fact that Parent’s and the Purchaser’s obligations to consummate the Offer or the Merger is conditioned upon Availability (as such term is defined in that certain Amended and Restated Credit Agreement, dated as of February 16, 2012, among the Company and certain of its subsidiaries, as borrowers, and General Electric Capital Corporation, as the agent, and the lenders party thereto (the “ABL Credit Agreement”), subject to the parenthetical below) under the ABL Credit Agreement, as of immediately prior to the earlier to occur of the Expiration Time and the Effective Time, not being less than the sum of (i) $40,000,000 and (ii) the then outstanding amount of obligations under that certain Trade Payable Agreement, dated September 1, 2011, as extended on February 29, 2012, among the Company and one of its subsidiaries and LF Centennial Pte. Ltd (which Availability shall also be determined with trade payables being paid consistent with past practice, and expenses and other liabilities being paid in the ordinary course of business consistent with past practice and without acceleration of sales). The Company’s management estimates that Availability through October 31, 2012 would range from $35 million to $60 million. The foregoing range of Availability is for informational purposes only and is not intended to be, nor should it be construed as, a statement of fact. There can be no assurance that the actual Availability immediately prior to the earlier to occur of the Expiration Time and the Effective Time will be within such range.

•

The fact that Parent’s and the Purchaser’s obligations to consummate the Offer or the Merger is conditioned upon the Company’s representations and warranties set forth in the Merger Agreement being true and correct at closing, except, generally, where the failure to be so true and correct (disregarding any “materiality”, “Material Adverse Effect” or words of similar import set forth in such representations and warranties) would not, individually or in the aggregate, reasonably be expected to have a Company Material Effect—specifically, (i) the representations and warranties relating to outstanding indebtedness, authority and recommendation, excess parachute payments, voting requirements for the adoption of the Merger Agreement, state takeover statutes and brokers’ or finders’ fees must be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time or the Merger closing, as applicable, (ii) the representations and warranties relating to capitalization (other than outstanding indebtedness) of the Company or compensation, benefits or other payments (or increase in the amount or acceleration of timing thereof) resulting from the consummation of the transactions contemplated by the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Time or the Merger closing, as applicable, to the extent that the failure to be so true and correct would not reasonably expected to result in additional cost, expense or liability to the Company, Parent and their affiliates, individually or in the aggregate, of more than $2,000,000 and (iii) the representations and warranties relating to absence of certain changes or events since January 28, 2012 giving rise to a Company Material Adverse Effect must be true and correct without disregarding the “Material Adverse Effect” qualification.

•

The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the Merger) and (ii) the termination fee and the expense reimbursement that could become payable by the Company under certain circumstances, including a termination fee equal to $6,000,000 (or approximately 3.1% of the equity value of the transaction) if the Company terminates the Merger Agreement to accept a superior proposal or the Company Board effects a change of recommendation in the absence of a competing acquisition proposal due to an “intervening event”.

•	The restriction on soliciting competing proposals.

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The possibility that the Purchaser will be unable to obtain the debt financing from the lenders under the commitment letters, including as a result of the conditions in the debt commitment letters, which contain conditions, including conditions as to Availability, that differ from the corresponding conditions set forth in the Merger Agreement.

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The fact that the Company is entering into a merger agreement with a newly-formed entity and, accordingly, that the Company’s monetary remedy in connection with a breach of the Merger Agreement by the Purchaser, even a breach that is deliberate or willful, is limited to $11,000,000 plus reimbursable special consultant fees and certain other costs and expenses, which may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or the Purchaser.

•

The interests of certain members of senior management in the Offer and the Merger, including certain severance arrangements as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company” above.

•	The fact that the cash consideration paid in the transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks and uncertainties of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with their evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Company Board were aware of the interests of our executive officers, directors and affiliates as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company” above.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority, shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement.

Opinion of the Company’s Financial Advisor

Opinion

The Company Board retained Perella Weinberg to act as its financial advisor in connection with the proposed transaction. The Company Board selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the industries in which the Company conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On May 30, 2012, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Company Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $2.75 per share consideration to be received by the holders of Company Common Stock (other than any of the Parent affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Perella Weinberg’s written opinion, dated May 30, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex I hereto and is incorporated by reference herein. Holders of Company Common Stock are urged to read the opinion carefully and in its entirety. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement or the relative merits of the transaction as compared with any other strategic alternative which may have been available to the Company. The opinion does not constitute a recommendation to any holder of Company Commons Stock as to whether such holder should tender its Company Common Stock in the Offer, how such holder should vote or otherwise act with respect to the Offer or the Merger, which we refer to as the “transaction”, or any other matter and does not in any manner address the prices at which Company Common Stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the transaction to, or any consideration received in connection with the transaction by, any of the Parent affiliates or any other holders of any other class of securities, creditors or other constituencies of the Company. Perella Weinberg provided its opinion for the information and assistance of the Company Board in connection with, and for the purposes of its evaluation of, the transaction. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company, including research analyst reports;

•

reviewed certain internal financial statements, analyses, the January LRP Projections (defined below), the April Reforecast Projections (together with the January LRP Projections, “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

•	reviewed certain publicly available financial forecasts relating to the Company;

•	discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

•	compared the financial performance of the Company with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the transaction with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•

reviewed the historical trading prices and trading activity for the Company Common Stock, and compared such price and trading activity of the Company Common Stock with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	reviewed the premiums paid in certain publicly available transactions, which Perella Weinberg believed to be generally relevant;

•	reviewed a draft dated May 30, 2012 of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of the Company that information furnished by them for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, Perella Weinberg was advised by management of the Company and assumed, with the consent of the Company Board, that such Company Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. As discussed with the Company Board, Perella Weinberg utilized the April Reforecast Projections for 2012 through 2014 in its analyses and not any of the April Reforecast Projections for any subsequent years. In addition, at the direction of the Company Board, of the Company Forecasts provided to Perella Weinberg, it utilized in its analyses the April Reforecast Projections. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor was Perella Weinberg furnished with any such valuations or appraisals, nor did Perella Weinberg assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of the Company. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final executed Merger Agreement would not differ in any material respect from the draft Merger Agreement reviewed by Perella Weinberg and that the transaction would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed transaction, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on the Company. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the $2.75 cash per share consideration to be received by the holders of the Company Common Stock (other than the Parent affiliates) pursuant to the Merger Agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement (or any related agreement) or the form or structure of the transaction or the likely timeframe in which the transaction would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transaction, or any class of such persons, whether relative to the $2.75 cash per share consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor did Perella Weinberg’s opinion address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood the Company had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of the Company to enter into the transaction or the relative merits of the transaction as compared with any other strategic alternative which has been available to the Company.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a brief summary of the material financial analyses performed by Perella Weinberg and reviewed by the Company Board in connection with Perella Weinberg’s opinion relating to the transaction and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Historical Stock Trading. Perella Weinberg reviewed the historical trading price per share of Company Common Stock for the twelve-month, three-year and five-year periods, each ending on December 6, 2011, the date on which the last closing price of the Company Common Stock was available prior to the date Parent affiliates made public their initial offer to acquire the Company and after which, based on a rise in the price of Company Common Stock, Perella Weinberg believed that such price may have been influenced by market speculation, which date we refer to as the reference date. Perella Weinberg noted that the price of Company Common Stock had fallen by 86% over the twelve-month period ending on the reference date, while an index of direct peers consisting of Chico’s, Christopher & Banks, Coldwater Creek and New York & Co., which we refer to as the direct peers, had fallen 38% for the same period, an index of other women’s peers consisting of Ann Inc., Cache and Charming Shoppes, which we refer to as other women’s peers, was up 19% for the same period and the S&P Retail Index was up 6% for the same period. Perella Weinberg also noted that the price of Company Common Stock had fallen by 39% over the three-year period ending on the reference date, while an index of the direct peers was up 46% for the same period, an index of the other women’s peers was up 264% for the same period and the S&P Retail Index was up 87% for the same period. Perella Weinberg also noted that the price of Company Common Stock had fallen 94% over the five-year period ending on the reference date, while an index of the direct peers had fallen 78% for the same period, an index of the other women’s peers had fallen 57% for the same period and the S&P Retail Index was up 6% for the same period.

Perella Weinberg also noted that, in the five-year period ending on the reference date, the range of closing market prices per share of Company Common Stock was $1.19 to $26.18. Perella Weinberg also noted that from the day after the reference date until May 29, 2012, the price of Company Common Stock had fallen by 49%, while an index of the direct peers had fallen by 2% for the same period, an index of the other women’s peers (except for Charming Shoppes, the price of which was calculated until May 1, 2012, the day prior to the announcement of Ascena’s acquisition of Charming Shoppes) had fallen by 6% for the same period and the S&P Retail Index was up 14% for the same period.

The historical stock trading analysis provided general reference points with respect to the trading prices of Company Common Stock which enabled Perella Weinberg to compare the historical prices with the consideration to be paid to the holders of Company Common Stock pursuant to the transaction.

Equity Research Analyst Price Target Statistics.  Perella Weinberg reviewed and analyzed the most recent publicly available research analyst price targets for shares of Company Common Stock prepared and published by five selected equity research analysts since the announcement of the expiration of the exclusivity period on May 25, 2012. Perella Weinberg noted that the range of such recent equity analyst price targets for shares of Company Common Stock since May 25, 2012 was $1.40 to $4.00 per share, with a median price target of $1.50 per share.

Analysis of Implied Transaction Premium / Discount and Multiples.  Perella Weinberg calculated the implied premium / discount represented by the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction relative to the following:

•	the closing market price per share of Company Common Stock on May 29, 2012;

•	the closing market price per share of Company Common Stock on the reference date; and

•	the average price per share of Company Common Stock for each of the one-month, three-month, six-month and twelve-month periods ended on May 29, 2012.

The results of these calculations are summarized in the following table:

	Price	Implied Premium / Discount
Current (5/29/12)	$1.36	102%
Reference Date (12/6/11)	$1.56	76%
1-Month Average	$2.48	11%
3-Month Average	$2.84	(3%)
6-Month Average	$2.83	(3%)
12-Month Average	$2.90	(5%)

Perella Weinberg also derived the implied enterprise value and adjusted implied enterprise value of the Company based on the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction. Enterprise value for the Company was calculated as the aggregate value of the Company’s fully diluted equity, plus net debt (calculated as of April 28, 2012, per management estimates). At the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction, the implied enterprise value for the Company was calculated to be approximately $369 million. Adjusted enterprise value for the Company was calculated as the enterprise value, plus underfunded status of pension ($103 million), supplemental executive retirement plan ($25 million) and postretirement medical plan ($1 million), all per management estimates. At the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction, the implied adjusted enterprise value for the Company was calculated to be approximately $498 million. Perella Weinberg also compared enterprise value and adjusted enterprise value to the historical and estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, and revenue for the Company for certain periods described below.

In this analysis, Perella Weinberg calculated enterprise value and adjusted enterprise value as a multiple of:

1.	last twelve months, or “LTM”, revenue of the Company;

2.	LTM EBITDA;

3.	Normalized LTM EBITDA (“Normalized LTM EBITDA”) calculated as 2011 EBITDA, adjusted to reflect the benefit of $54 million of targeted expense savings, as provided by the Company;

4.	estimated EBITDA for fiscal years 2012 and 2013 based on estimates published by Institutional Broker’s Estimate System, which we refer to as I/B/E/S; and

5.	estimated EBITDA for fiscal years 2012 and 2013 based on the April Reforecast Projections.

For purposes of calculating the multiples with respect to adjusted enterprise value, EBITDA figures were adjusted to exclude the estimated annual net pension, supplemental executive retirement plan and postretirement medical plan expenses of approximately $2.3 million (per management estimates).

The results of these analyses are summarized in the following table:

	Financial Metric	Enterprise Value Multiple Based on $2.75 Per Share Consideration	Adjusted Enterprise Value Multiple Based on $2.75 Per Share Consideration

1	EV/LTM Revenue	0.33x	0.45x

2	EV/LTM EBITDA	NM	NM

3	EV/Normalized LTM EBITDA	9.2x	11.7x

4	EV/FY 2012E EBITDA	14.5x	18.0x

	EV/FY 2013E EBITDA	9.7x	12.4x

5	EV/FY 2012E EBITDA	6.8x	8.8x

	EV/FY 2013E EBITDA	4.1x	5.4x

Selected Publicly Traded Companies Analysis.  Perella Weinberg reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the specialty apparel retail industry, which, in the exercise of its professional judgment and based on its knowledge of the industry, Perella Weinberg determined to be relevant to its analysis. Although none of the following companies is identical to the Company, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects including the nature of their business, size, financial performance and geographic composition. The specialty apparel retail companies that Perella Weinberg identified as being the most comparable to the Company are referred to below as “Direct Peers”, other specialty apparel retail companies that compete with the Company for customers are referred to below as “Other Women’s Peers”, and select other specialty apparel retail companies are referred to below as “Other Retailers”.

Selected Publicly Traded Companies

Direct Peers
Chico’s Christopher & Banks Coldwater Creek New York & Co.

Other Women’s Peers
Ann Inc. Cache Charming Shoppes*

Other Retailers
A&F Ascena Bebe Gap Guess Wet Seal

*For Charming Shoppes, values calculated until May 1, 2012, the day prior to the announcement of Ascena’s acquisition of Charming Shoppes.

For each of the selected companies, Perella Weinberg calculated and compared enterprise value as a multiple of estimated EBITDA for fiscal year 2012 based on I/B/E/S estimates and stock price as a multiple of estimated earnings per share for fiscal year 2012 based on I/B/E/S estimates. For the Company, Perella Weinberg calculated and compared enterprise value and adjusted enterprise value based on the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction and calculated the implied multiples based on 2012 EBITDA per the April Reforecast Projections and research estimates from I/B/E/S. Perella Weinberg determined that comparing the Company to the selected companies based on price to earnings per share multiples was not applicable because the I/B/E/S estimate for the Company’s fiscal year 2012 earnings per share was negative. With respect to adjusted enterprise value multiples, the EBITDA figures were adjusted to exclude the estimated annual net pension, supplemental executive retirement plan and postretirement medical plan expenses of approximately $2.3 million (per management estimates). The results of these analyses are summarized in the following table:

Selected Publicly Traded Companies		EV / FY 2012E EBITDA
	Direct Peers	Other Women’s Peers	Other Retailers
Range	NM - 6.9x	3.8x - 6.6x	3.6x - 9.0x
Company (based on the April Reforecast Projections)		6.8x
Company (based on I/B /E/S estimates of FY 2012E EBITDA )		14.5x

Adjusted EV / FY 2012E EBITDA
Company (based on the April Reforecast Projections)	8.8x

Company (based on I/B/E/S estimates of FY 2012E EBITDA )	18.0x

With respect to the selected companies and for the Company, Perella Weinberg reviewed enterprise value as a multiple of estimated next twelve months, or “NTM”, EBITDA and LTM EBITDA. Enterprise value was calculated using the publicly available data as of May 29, 2012, the reference date, one-year average, three-year average and five-year average as of May 29, 2012. The results of these analyses are summarized in the following table:

Selected Publicly Traded Companies	EV / NTM EBITDA
	May 29, 2012	Reference Date	One-Year Average	Two-Year Average	Five-Year Average
Company	9.2x	7.2x	10.5x	7.6x	7.7x
Direct Peers	5.8x	3.3x	5.7x	5.8x	6.3x
Other Women’s Peers	4.0x*	4.0x	4.1x	4.2x	4.4x
Ann Inc.	4.6x	4.1x	4.2x	4.3x	4.6x
Chico’s	5.7x	3.4x	5.1x	4.9x	6.0x

Selected Publicly Traded Companies	EV / LTM EBITDA
	May 29, 2012	Reference Date	One-Year Average	Two-Year Average	Five-Year Average
Company	NM	NM	4.1x	4.8x	6.5x
Direct Peers	6.5x	4.9x	6.5x	6.4x	8.4x
Other Women’s Peers	4.8x*	6.0x	6.7x	7.7x	7.3x
Ann Inc.	5.2x	4.7x	4.8x	5.1x	5.6x
Chico’s	6.5x	4.0x	5.9x	6.0x	8.5x

* For Charming Shoppes, values calculated until May 1, 2012, the day prior to the announcement of Ascena’s acquisition of Charming Shoppes.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of LTM EBITDA multiples of 3.5x to 4.5x to apply to 2012 estimated EBITDA per the April Reforecast Projections, applied as of January 2013, with equity value calculated based on projected net debt of the Company as of January 2013 and the share price of Company Common Stock discounted to May 29, 2012 assuming a 13.0% discount rate, consistent with the cost of equity calculated by Perella Weinberg and utilized in the “Discounted Cash Flow Analysis” calculation of the weighted average cost of capital described below. Perella Weinberg noted that this analysis implied a per share equity reference range for Company Common Stock of $0.13 to $0.84 and compared that to the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction. Perella Weinberg also noted that by adjusting the equity value of the Company for (i) the value of the net operating losses, or “NOLs”, of the Company, which were estimated to have a value of $0.90 per share based on the present value of future expected tax benefits assuming a 35.0% federal tax rate and a 13.0% discount rate, and (ii) pension and other post-employment benefits (“OPEB”) obligations of the Company, the analysis implied a per share equity reference range for Company Common Stock of $0.00 to $0.27. Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of

NTM EBITDA multiples of 3.0x to 4.0x for the Company, which is used below under “—Discounted Future Share Price Analysis”. Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Perella Weinberg’s comparison of selected companies to the Company and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

Discounted Future Share Price Analysis.  Perella Weinberg applied the selected range of representative forward EBITDA multiples of 3.0x to 4.0x derived as described above under “—Selected Publicly Traded Companies Analysis” to fiscal year 2012, 2013 and 2014 EBITDA of the Company based on the April Reforecast Projections. Perella Weinberg applied the range of forward EBITDA multiples to EBITDA as of the prior fiscal year end to calculate enterprise value and deducted estimated net debt as of the prior fiscal year end, based on the April Reforecast Projections, to arrive at equity value. Equity values obtained were discounted by the 13.0% cost of equity calculated by Perella Weinberg and utilized in the “Discounted Cash Flow Analysis” calculation of the weighted average cost of capital described below. This calculation derived an implied per share equity reference range for Company Common Stock of $1.16 to $2.33 based on the 2013 EBITDA projections of the Company and $2.08 to $3.49 based on the 2014 EBITDA projections of the Company. Perella Weinberg compared the reference ranges to the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction. Perella Weinberg also noted that by adjusting the equity value of the Company for the value of the NOLs and the pension and OPEB obligations of the Company, the calculation derived an implied per share equity reference range for Company Common Stock of $0.54 to $1.74 based on the 2013 EBITDA projections of the Company and $1.69 to $3.13 based on the 2014 EBITDA projections of the Company.

Discounted Cash Flow Analysis.  Perella Weinberg conducted a discounted cash flow analysis for the Company by first calculating the present value as of May 29, 2012 of the estimated standalone unlevered free cash flows that the Company could generate for fiscal years 2012 through 2014, excluding actual cash flows of the Company from the first quarter of fiscal year 2012. Estimates of unlevered free cash flows used for this analysis utilized the April Reforecast Projections. Perella Weinberg also calculated a range of terminal values assuming terminal year multiples ranging from 3.5x to 4.5x applied to 2014 EBITDA and discount rates ranging from 12.0% to 14.0% based on estimates of the weighted average cost of capital of the Company. Perella Weinberg estimated the Company’s weighted average cost of capital by calculating the weighted average of cost of equity (derived utilizing the capital asset pricing model) and assuming a target capital structure of 0.0% debt-to-equity. The present values of unlevered free cash flows generated over the period described above were then added to the present values of terminal values resulting in a range of implied enterprise values for the Company, assuming net debt as of April 28, 2012 per management estimates. For each such range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for the Company.

These analyses resulted in the following reference ranges of implied enterprise values and implied equity values per share of Company Common Stock:

Range of Implied Enterprise Present Value (in millions)	Range of Implied Present Value Per Share
$325 - $434	$2.12 - $3.66

Perella Weinberg compared the range of implied present value per share obtained through the discounted cash flow analysis to the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction. Perella Weinberg also noted that by adjusting the equity value of the Company for the value of the NOLs and the pension and OPEB obligations of the Company, the analysis yielded a range of implied present values per share of $2.00 to $3.59.

For comparison purposes, and assuming the same terminal year multiples ranging from 3.5x to 4.5x applied to 2014 EBITDA and the same discount rates ranging from 12.0% to 14.0% based on estimates of the weighted average cost of capital of the Company, Perella Weinberg also conducted a discounted cash flow analysis based on the January LRP Projections, which yielded a range of implied enterprise present values of $505 million to $653 million, and a range of implied present value per share of $4.65 to $6.71. Perella Weinberg compared the range of implied present value per share obtained through the discounted cash flow analysis to the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction. Perella Weinberg also noted that by adjusting the equity value of the Company for the value of the NOLs and the pension and OPEB obligations of the Company, the analysis yielded a range of implied present values per share of $4.55 to $6.66.

Selected Transactions Analysis.  Perella Weinberg analyzed certain information relating to selected precedent transactions in the retail industry from November 2004 to May 2012, including several relevant transactions involving target companies in turnaround situations which, in the exercise of its professional judgment, Perella Weinberg determined to be relevant. The selected transactions analyzed were the following:

Transactions

Date	Target	Acquirer
May 2012	Charming Shoppes	Ascena
September 2011	Mexx *	The Gores Group
December 2010	JoAnn Stores	Leonard Green
November 2010	J. Crew	Texas Pacific Group & Leonard Green
October 2010	Gymboree	Bain Capital
March 2010	Tommy Hilfiger	V. Heusen
August 2009	Charlotte Russe *	Advent International
June 2009	Tween Brands *	Ascena
July 2007	Deb Shops	Lee Equity Partners
June 2007	Barney’s	Istithmar
March 2007	Claire’s	Apollo
July 2006	Petco	Consortium
June 2006	Michaels Stores	Consortium
January 2006	Burlington Coat	Bain Capital
December 2005	Tommy Hilfiger	Apax Partners
November 2005	Linens n Things *	Apollo
May 2005	Neiman Marcus	Consortium
March 2005	Toys R Us *	Consortium
February 2005	May Department Stores	Federated Department Stores
November 2004	Barney’s	Jones Apparel Group

* Denotes targets undergoing a turnaround at the time of the transaction

For each of the selected transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as a multiple of LTM revenue and of LTM EBITDA. The multiples for the selected transactions were based on publicly available information at the time of the relevant transaction obtained through FactSet, public filings and research reports. The results of these analyses are summarized in the following table:

Multiple Ranges
	All Selected Transactions	Turnaround Situation Transactions
Enterprise Value / LTM Revenue	0.14x - 1.74x	0.14x - 0.54x
Enterprise Value / LTM EBITDA	5.6x - 14.1x	5.6x - 9.4x

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 6.5x to 10.0x to apply to Normalized LTM EBITDA because the Company did not have positive LTM EBITDA. Perella Weinberg applied such range of multiples to the Company’s Normalized LTM EBITDA to derive an implied per share equity reference range for Company Common Stock of $1.22 to $3.20 and compared that to the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction. Perella Weinberg also noted that by adjusting the equity value of the Company for the value of the NOLs and the pension and OPEB obligations of the Company, the application of a representative range of multiples of 6.5x to 10.0x to the Company’s Normalized LTM EBITDA implied a per share equity reference range for Company Common Stock of $0.50 to $2.61. Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 0.3x to 0.4x to apply to LTM revenue of the Company. Perella Weinberg applied such range of multiples to the Company’s LTM revenue to derive an implied per share equity reference range for Company Common Stock of $2.26 to $3.83 and compared that to the $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction. Perella Weinberg also noted that by adjusting the equity value of the Company for the value of the NOLs and the pension and OPEB obligations of the Company, the application of a representative range of multiples of 0.3x to 0.4x to the Company’s LTM revenue implied a per share equity reference range for Company Common Stock of $1.33 to $2.91.

Although the selected transactions were used for comparison purposes, none of the selected transactions nor the companies involved in them was either identical or directly comparable to the merger or the Company.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to the Company or the merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Company Board that, as of May 30, 2012, the $2.75 cash per share consideration to be received by the holders of Company Common Stock (other than any of the Parent affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of the Company, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecast.

As described above, the opinion of Perella Weinberg to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The $2.75 cash per share consideration to be received by the holders of Company Common Stock in the transaction was determined through arms-length negotiations between the Company Board and Parent and was approved by the Company Board. Perella Weinberg did not recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Perella Weinberg served as financial advisor to the Company with respect to the amendment and restatement of the Company’s $200 million asset based lending facility with GE Capital Corporation and the Company’s new $75 million senior secured term loan with Wells Fargo Bank, N.A. and has received customary compensation therefor. An affiliate of Perella Weinberg (the “Acquiring Affiliate”) previously entered into a transaction with the Company, pursuant to which such affiliate became a stockholder of the Company. In connection with such transaction, which closed in April 2010, Perella Weinberg served as financial advisor to the Company and received customary compensation therefor. The Acquiring Affiliate ceased to be a shareholder of the Company as of January 28, 2011. During the two-year period prior to the date hereof, no other material relationship existed between Perella Weinberg and its affiliates and the Company or Parent pursuant to which compensation was received by Perella Weinberg or its affiliates; however Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company Board retained Perella Weinberg as its financial advisor in connection with, among other things, the Offer and the Merger. Pursuant to an engagement letter between the Company and Perella Weinberg, the Company agreed to pay Perella Weinberg an aggregate fee based on a percentage formula of the aggregate consideration to be paid pursuant to the transaction, less credits for certain fees previously paid or due to Perella Weinberg. The aggregate fee will be determined and payable upon consummation of the Offer. As of May 30, 2012, such fee, net of credits for $750,000 paid to Perella Weinberg in retainer fees, $1,250,000 paid to Perella Weinberg in connection with the unsolicited proposal by Sycamore to acquire the Company and $1,000,000 payable to Perella Weinberg in connection with the opinion rendered by it as described above, is estimated to be approximately $5,800,000, not including an additional $250,000 paid to Perella Weinberg in connection with the unsolicited proposal by Sycamore to acquire the Company. The Company paid $1,000,000 to Perella Weinberg for its services in connection with the amendment and restatement of the Company’s existing asset based lending facility and the entry by the Company into a new term loan in 2012. In addition, the Company agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

The Company has retained Georgeson Inc. (“Georgeson”), in connection with the Offer, for which Georgeson will receive a customary fee. The Company agreed to reimburse Georgeson for reasonable expenses incurred by it in connection with its services and will indemnify Georgeson for certain losses, costs and expenses.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions.

On April 30, 2012, 8,988 shares of Company Common Stock were withheld by the Company at a price of $2.96 per share to satisfy tax obligations that arose in connection with the April 30th vesting of restricted shares held by Mr. O’Connell. These shares were withheld pursuant to a 10b5-1 mandatory share withholding instruction previously provided to the Company by Mr. O’Connell. No other transactions with respect to the shares of Company Common Stock have been effected during the past 60 days by the Company or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Company Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Trudy F. Sullivan, Michael Scarpa, Richard T. O’Connell, Jr., Gregory I. Poole, and Lori Wagner (the “named executive officers”) that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

The Company has entered into a separation agreement with Ms. Sullivan which provides that her employment with the Company will terminate on the date that the Company Board appoints a successor President and Chief Executive Officer, or such earlier date as the Company Board shall determine, which in either case shall be no later than June 30, 2012. It is anticipated that such Separation Agreement will be amended to extend such period of employment to the date that is the date next following the date of the Merger closing, or, in the event that the Merger Agreement terminates without the occurrence of the Merger closing, on such date as the Company Board shall determine, which shall be no later than February 2, 2013. Upon such termination, Ms. Sullivan will be entitled to lump sum cash severance of $5,000,000 and up to 24 months of continued benefit coverage in addition to other severance rights. Each of Michael Scarpa, Richard T. O’Connell, Jr., Gregory I. Poole, and Lori Wagner has a change-in-control agreement which provides a lump sum payment equal to the sum of executive’s annual base salary and his or her target annual bonus in the event employment is terminated without “cause” and, in the case of Mr. Scarpa, in the event of a termination for “good reason”, within twelve months following a change-in-control (which will include the consummation of the Offer or the Merger). Each such executive is also entitled to continued participation in any benefit programs in which the executive participated prior to such termination for a period of up to 12 months following such termination. Mr. Scarpa is also entitled to continuation of his housing allowance for twelve months following his termination of employment without “cause”, for “good reason” or due to death or disability under the terms of his employment agreement. The severance payments and benefits for all the named executive officers are contingent upon honoring certain non-competition, non-solicitation and non-disclosure covenants. For more information on the details of these arrangements, see “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Employment, Separation, Severance and Change in Control Arrangements”.

Under the terms of the Merger Agreement, all outstanding Stock Options, Restricted Stock, RSUs and PSUs held by the named executive officers will become fully vested and be cancelled in exchange for the right to receive a cash payment in the Merger, other than Restricted Stock that are tendered in the Offer. For more information relating to the vesting and cash-out of Stock Options, Restricted Stock, RSUs and PSUs see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Company Equity Awards”. Ms. Sullivan and Mr. O’Connell participate in the SERP and in the Supplemental Savings Plan, and Mr. O’Connell participates in the Deferred Compensation Plan. For more information on these plans and the vesting and/or payment of benefits thereunder upon a change in control see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Nonqualified Deferred Compensation Plans”. The Merger Agreement provides that if any employee, including any named executive officer, experiences a non-voluntary termination of employment following the closing of the Merger, he or she will be entitled to a pro-rata portion of their annual bonus under the 2012 MIP for Management Committee or the 2012 Managers MIP based upon actual performance of the Company and the individual for the full 2012 plan year. Ms. Sullivan’s Separation Agreement provides for such pro-rata annual bonus upon her termination based on actual Company performance for the full 2012 plan year. For more information on these pro-rata payments, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employee Matters” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment, Separation, Severance and Change in Control Arrangements”.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the named executive officers that is based on or otherwise relates to the Offer and the Merger, assuming the following:

—	the Merger closed on June 22, 2012, the last practicable date prior to the filing of this Schedule 14D-9; and

—

the named executive officers were terminated without cause or for good reason immediately following a change in control on June 22, 2012, which is the last practicable date prior to the filing of this Schedule 14D-9.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Other ($)(6)	Total ($)
Trudy F. Sullivan	5,000,000	408,353	74,948	136,557	0	590,250	6,210,108
Michael Scarpa	1,650,000	1,228,879	0	153,504	N/A	324,638	3,357,021
Richard T. O’Connell, Jr.	918,750	576,804	981,001	646,494	N/A	154,941	3,279,990
Gregory I. Poole	1,050,000	576,804	0	34,582	N/A	177,075	1,838,461
Lori Wagner	937,500	283,910	0	32,354	N/A	122,969	1,376,733

(1)	This column includes cash severance entitlement of our named executive officers pursuant to their change-in-control agreements or, in Ms. Sullivan’s case, her Separation Agreement. The severance amount for Ms. Sullivan is based upon the contractual severance payment of $5,000,000. For the other named executive officers, the payments have double-triggers requiring the closing of the transaction contemplated by the Merger Agreement followed by a termination without “cause” (or, in the case of Mr. Scarpa, a “good reason” termination) and such payments are equal to the sum of each executive’s annual base salary at the time of termination and his or her target annual bonus for the year of termination. These components of the named executive officers’ severance (other than the severance for Ms. Sullivan) are set forth in the following table:

Name	Annual Base Salary($)	Annual Target Bonus($)
Michael Scarpa	825,000	825,000
Richard T. O’Connell, Jr.	525,000	393,750
Gregory I. Poole	600,000	450,000
Lori Wagner	625,000	312,500

As described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Employment, Separation, Severance and Change in Control Arrangements”, in addition to their change-in-control agreements, each of our named executive officers, other than Ms. Sullivan, is also a party to a severance agreement with the Company that generally provides for continuation of base salary and health benefits for 18 months (12 months for Ms. Wagner) following termination of employment by the Company without “cause” or by the executive for “good reason”. In the event of a named executive officer’s termination without “cause” (or, for Mr. Scarpa, for “good reason”) within 12 months following consummation of the Merger while each executive is still a party to his or her severance agreement, each such executive would be entitled to the payments and benefits under the agreement (either the severance agreement or change-in-control agreement) which provides the more favorable amount. For each of the named executive officers, the cash severance entitlement under the change-in-control agreements is more favorable than that provided under the severance agreements. If the employment of a named executive officer were to be terminated (i) for “good reason” within the 12 months following a change-in-control (other than Mr. Scarpa) or (ii) either without “cause” or for “good reason” following the first anniversary of the change-in-control, such officer would be entitled to severance benefits under his or her severance agreement.

(2)	This column represents the value of unvested Stock Options and Restricted Stock that will become vested under the Merger Agreement, as well as all PSUs that will be converted to cash value awards subject to time-based vesting upon the consummation of the Offer or the Merger. The payments with respect to Stock Options and Restricted Stock are single-trigger payments contingent only upon the closing of the transactions contemplated under the Merger Agreement. Stock Option amounts represent the product of (i) the excess, if any, of (A) the Offer Price of $2.75 over (B) the applicable exercise price per share of Company Common Stock subject to such option, multiplied by (ii) the total number of shares of Company Common Stock subject to such unexercised portion of such option that is outstanding and unexercised and that have an exercise price below $2.75. The exercise price of each unvested Stock Option held by our named executive officers is greater than $2.75. PSU amounts are determined by the product of (1) the Offer Price of $2.75 multiplied by (2) the target award level number of shares of Company Common Stock subject to such PSU held by such holder immediately prior to the Acceleration Time. The following table quantifies each separate form of compensation included in the aggregate total reported in the column:

Name	Unvested Options ($)	Unvested Restricted Stock ($)	Outstanding RSUs($)	Outstanding PSUs($)
Trudy F. Sullivan	-	408,353	-	-
Michael Scarpa	-	238,879	-	990,000
Richard T. O’Connell, Jr.	-	95,554	-	481,250
Gregory I. Poole	-	95,554	-	421,250
Lori Wagner	-	91,410	-	192,500

(3)	As described under “Item 3. Past Contacts, Transactions, Negotiations and Agreement—Nonqualified Deferred Compensation Plans”, upon the consummation of the Offer or the effectiveness of the Merger, the Deferred Compensation Plan and the Supplemental Savings Plan are being amended and terminated, pursuant to which all participant accounts thereunder will vest, to the extent not previously vested, and all participant accounts will be distributed to the participants in the form of a lump sum at or shortly following the consummation of the Offer or the effectiveness of the Merger. The amounts in this column represent the total lump sum distributions of his or her participant account to which the named executive officers will be entitled. For Ms. Sullivan, the amount represents her account balance under the Supplemental Savings Plan, and for Mr. O’Connell, the amount represents his account balance of $506,590 under the Deferred Compensation Plan and $474,411 under the Supplemental Savings Plan. There is no acceleration or enhancement of benefits under our defined benefit pension plans in connection with a change-in-control. Pursuant to her Separation Agreement, Ms. Sullivan is entitled to accelerated vesting of her SERP benefits upon her termination of employment with the Company; however, Ms. Sullivan vested in her accrued benefit under the terms of the SERP based on her years of service in June 2012.

(4)	Amounts include the aggregate full premium payment that would be required to be paid on behalf of the named executive officer to provide continued medical and dental, long-term disability and life insurance for the relevant period of time under each executive’s change-in-control agreement, or in the case of Ms. Sullivan, under her Separation Agreement. Such period is up to 24 months for Ms. Sullivan and up to 12 months for Mr. Scarpa, Mr. Poole, Ms. Wagner and Mr. O’Connell (but for Mr. O’Connell only with respect to disability and life insurance continuation). Mr. O’Connell participates in our separate executive medical and dental plan. Mr. O’Connell currently satisfies the eligibility conditions for retiree medical and dental coverage under this separate executive medical and dental plan, and he and his spouse will continue to be covered for life under the separate executive medical and dental plan upon any separation from employment with the Company. The amount included in this column for each named executive officer that is attributable to premiums for the foregoing benefits is as follows: Ms. Sullivan, $136,557; Mr. Scarpa, $12,504; Mr. O’Connell, $626,644; Mr. Poole, $14,732; and Ms. Wagner, $12,504. Following a change in control, if Mr. Scarpa, Mr. O’Connell, Mr. Poole or Ms. Wagner were to become entitled to severance benefits under his or her severance agreement instead of his or her change-in-control agreement (under the circumstances discussed under footnote (1) above), then each such executive would alternatively be entitled to continuation of medical and dental benefits for up to 18 months (with the exception of Mr. O’Connell who would be covered under the separate executive medical and dental plan described above) and would not be entitled to continuation of disability or life insurance benefits.

For each of the named executive officers who is a party to a change-in-control agreement, amounts also include the value attributable to continued auto benefits for one year following employment termination in accordance with the terms of the change-in-control agreement in the following amounts: Mr. Scarpa, $21,000; Mr. O’Connell, $19,850; Mr. Poole, $19,850; and Ms. Wagner, $19,850. For Mr. Scarpa, this amount also includes $120,000 attributable to the continuation of his housing allowance pursuant to his employment agreement.

(5)	This column represents any amount of 280G parachute tax gross up with respect to the payments that are deemed to be parachute payments contingent upon the consummation of the Offer or the Merger.

(6)	Represents the estimated pro rata payment to which each named executive officer would be entitled under the 2012 MIP for Management Committee assuming full year 2012 performance goals are achieved at target level and, therefore, bonuses are achieved and payable at target, subject to proration based on the date of employment termination within fiscal year 2012 and assuming that a qualifying termination of employment occurs on June 22, 2012. As described above in this Item 8, bonuses under the 2012 MIP for Management Committee would be paid based on actual performance during the full 2012 plan year measured against the pre-established performance goals, and prorated to reflect the portion of the full year for which the named executive officer was employed by the Company.

Regulatory Approvals.

United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the shares of Company Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of shares of Company Common Stock in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. Pursuant to the terms of the Merger Agreement, the Company and Parent must file a Premerger Notification and Report Form within ten business days of May 30, 2012. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares of Company Common Stock in the Offer and the Merger on June 6, 2012. The Company filed its Premerger Notification and Report Form under the HSR Act on June 11, 2012.

On June 18, 2012, the FTC notified Parent and the Company that early termination of the waiting period applicable to the purchase of shares of Company Common Stock under the HSR Act has been granted.

At any time before or after Parent’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer, or seeking the divestiture of shares of Company Common Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Non-United States Antitrust Compliance. According to the Schedule TO, based on financial information provided to Parent by the Company, Parent does not believe that the approval of the Offer or the Merger is required under any applicable foreign competition, merger control, antitrust or similar law.

Bank Approvals. Talbots Classics National Bank, a subsidiary of the Company, is a national bank chartered by the OCC. In connection with the indirect acquisition of Talbots Classics National Bank, Parent and its affiliates are required to make certain filings with the OCC. In order for the indirect acquisition to be consummated, the OCC must not disapprove the change in control within the applicable period of time or issue a no objection letter prior to that time.

Appraisal Rights.

Under the DGCL, holders of shares of Company Common Stock do not have appraisal rights in connection with the Offer. However, in connection with the Merger, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their shares of Company Common Stock (exclusive of any element of value arising from accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of such shares of Company Common Stock could be based upon considerations other than or in addition to the Offer Price and the market value of the shares of Company Common Stock. The value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration. Moreover, the Purchaser could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such shares of Company Common Stock is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Company Common Stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of shares of Company Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such holder’s rights to appraisal as provided in the DGCL, the shares of Company Common Stock of such stockholder will be converted into the right to receive the Merger Consideration. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The parties to the Merger Agreement have agreed that any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of shares of Company Common Stock pursuant to the Top-Up will not be taken into account in any determination of the fair value of any shares of Company Common Stock with respect to which a stockholder seeks appraisal pursuant to Section 262 of the DGCL.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to approve the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN TO THE OFFER OR OTHERWISE DISPOSE OF THEIR SHARES PRIOR TO THE EFFECTIVE TIME OF THE MERGER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder”. The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up and the Merger, for purposes of Section 203 of the DGCL.

Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Top-Up or otherwise, at least 90% of the outstanding shares of Company Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Company Common Stock, the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of Company Common Stock at a meeting of stockholders or by written consent will be required under the DGCL to effect the Merger. If, after the purchase of the shares of Company Common Stock by the Purchaser pursuant to the Offer, the Purchaser will own a majority of the outstanding shares of Company Common Stock, the Purchaser will have the requisite voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.

Top-Up Option.

Pursuant to the Merger Agreement, the Company granted to the Purchaser an irrevocable right (the “Top-Up”) to purchase up to a number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Shares”) at a price per share equal to the Offer Price that, when added to the number of shares of Company Common Stock owned directly or indirectly by Parent and the Purchaser at the time of such exercise, will constitute one share of Company Common Stock more than 90% of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares (determined on a fully diluted basis), after giving effect to the Top-Up. However, the Top-Up may not be exercised to purchase an amount of shares of Company Common Stock in excess of the number of shares of Company Common Stock authorized and unissued (treating shares of Company Common Stock owned by the Company as treasury stock as unissued) and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up. The Top-Up is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute. The Purchaser will be deemed to have exercised the Top-Up if the number of shares of Company Common Stock tendered and not validly withdrawn in the Offer and accepted for purchase by the Purchaser, when added to the number of shares of Company Common Stock owned by Parent and the Purchaser immediately following the consummation of the Offer, does not represent at least one more share of Company Common Stock than 90% of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares (determined on a fully diluted basis). At the closing of the purchase of the Top-Up (which shall take place simultaneously with, or as soon as reasonably practicable after, the consummation of the Offer), the Purchaser shall pay to the Company the purchase price owed by the Purchaser to the Company to purchase that number of newly issued, fully paid and nonassessable shares of Company Common Stock required to effect the Top-Up, at the Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the such newly issued shares of Company Common Stock and (y) executing and delivering to the Company a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up less the amount paid in cash.

The number of Top-Up Shares that may be issued pursuant to the Top-Up is limited to the number of shares of Company Common Stock that the Company is authorized to issue under its certificate of incorporation, but that are not issued and outstanding (and are not otherwise reserved or committed for issuance) at the time of exercise of the Top-Up. For purposes of calculating the number of Top-Up Shares that may be issued pursuant to the Top-Up, shares of Company Common Stock owned by the Company as treasury stock will be treated as unissued. Given the foregoing limitations, the Purchaser will need to acquire in the Offer an aggregate of approximately 75% of the outstanding Company Common Stock (taking into account the shares held by Parent and the Purchaser) in order to permit the exercise of the Top-Up to be effective.

The aggregate purchase price for the Top-Up Shares may be paid by the Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to at least the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price to be paid for the Top-Up Shares. Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will bear simple interest of 5% per annum, will be full recourse to Parent and the Purchaser, may be prepaid, in whole or in part, at any time without premium or penalty, and will have no other material terms.

The parties have agreed that any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of fair value of any shares of Company Common Stock in an appraisal proceeding under Section 262 of the DGCL and that none of the parties will take any position to the contrary in any such proceeding.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 14(f) Information Statement.

The Merger Agreement provides that, following the initial acceptance for payment by the Purchaser of any shares of Company Common Stock pursuant to the Offer, Parent will be entitled to designate that number of directors of the Company’s Board as will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, pro rata representation on the Company Board (based on the ratio of (i) the number of shares of Company Common Stock that are owned by Parent and its subsidiaries (including shares accepted for payment pursuant to the Offer) to (ii) the total number of shares of Company Common Stock then outstanding). The Company is obligated pursuant to the Merger Agreement to take all action necessary, as requested by Parent, to effect any such election or appointment, including (at the election of Parent) (i) increasing the size of the Company Board, subject to the Company’s certificate of incorporation and bylaws, and (ii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall have at least two members who are directors and who are not officers, stockholders or affiliates of the Company or Parent and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). If the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors remain, the other directors shall designate two persons to fill such vacancies who are not officers, stockholders or affiliates of the Company or Parent and who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Information Statement attached as Annex II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, as incorporated herein by reference.

Litigation.

On May 10, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Charles Leach v. Gary M. Pfeiffer, et al., C.A. No. 7513-CS (the “Leach Action”). The complaint names as defendants the Company and each member of the Company Board (the “Individual Defendants”). The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that the Company aided and abetted the purported breaches of fiduciary duty. The complaint includes, among others, allegations that the Individual Defendants have failed to take adequate measures to ensure that the interests of the Company’s public stockholders were being properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs. On June 7, 2012, the plaintiff filed an amended complaint adding as defendants Sycamore, Parent, the Purchaser, Sycamore Partners A, L.P., Sycamore Partners GP, LLC, Sycamore Partners MM, LLC, Alligator Investors, LLC, and Panther Investors, LLC, and the amended complaint generally alleges that those defendants aided and abetted the purported breaches of fiduciary duty asserted against the Individual Defendants.

On June 4, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Fred W. Schwartz v. The Talbots, Inc., et al., C.A. No. 7589-CS (the “Schwartz Action”). The complaint names as defendants the Company, the Individual Defendants, Sycamore, Parent and the Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Sycamore, Parent and the Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s public stockholders were properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

On June 5, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned David Wilkin v. The Talbots, Inc., et al., C.A. No. 7594-CS (the “Wilkin Action”). The complaint names as defendants the Company, the Individual Defendants, Parent and the Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Parent and the Purchaser aided and abetted the purported breaches of fiduciary duty. The complaint includes, among others, allegations that the Individual Defendants have failed to take adequate measures to ensure that the interests of the Company’s public stockholders were being properly protected and failed to take steps to maximize the value of the

Company to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

On June 6, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Christopher R. Walsh v. The Talbots, Inc., et al., C.A. No. 7602-CS (the “Walsh Action”). The complaint names as defendants the Company, the Individual Defendants, Sycamore, Parent and the Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that the Company, Sycamore, Parent and the Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s public stockholders were properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

On June 7, 2012, the plaintiffs in the Schwartz Action, the Wilkin Action, and the Walsh Action filed a Motion for Consolidation and Appointment of Co-Lead Plaintiffs and Co-Lead Counsel and a Proposed Order of Consolidation.

On June 8, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned, Edward Slapansky v. Trudy F. Sullivan, et al., C.A. No. 7610-CS. The complaint names as defendants the Company, the Individual Defendants, Sycamore, Parent and the Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that the Company, Sycamore, Parent and the Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s public stockholders were properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

On June 13, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Early McWhorter v. Talbots, Inc., et al., C.A. No. 7623-. The complaint names as defendants the Company, the Individual Defendants, Sycamore, Parent and the Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Sycamore, Parent and the Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s public stockholders were properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

On June 14, 2012, the plaintiffs in the Leach Action, the Schwartz Action, the Wilkin Action, the Walsh Action and the Splapansky Action filed a Motion for Consolidation and Appointment of A Leadership Structure and a Proposed Order of Consolidation and Appointment of A Leadership Structure.

On June 15, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Benjamin Wong v. Gary M. Pfeiffer, et al., C.A.

No. 7629-CS. The Complaint names as defendants the Company, the Individual Defendants, Sycamore, Parent, the Purchaser, Sponsor, Sycamore Partners GP, LLC, Sycamore Partners MM, LLC, Alligator Investors, LLC, and Panther Investors, LLC. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that the Company, Sycamore, Parent, the Purchaser, Sponsor, Sycamore Partners GP, LLC, Sycamore Partners MM, LLC, Alligator Investors, LLC, and Panther Investors, LLC aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s public stockholders were properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

On June 22, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Craig Wilson v. Trudy F. Sullivan, et al., C.A. No. 7647. The complaint names as defendants the Company, the Individual Defendants, Sycamore, Parent and the Purchaser. The complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Sycamore, Parent and the Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s public stockholders were properly protected and failed to take steps to maximize the value of the Company to its public stockholders. The relief sought includes, among other things, an injunction prohibiting the consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), and the payment of plaintiff’s attorneys’ fees and costs.

The Company, the Company Board, the Purchaser and Sycamore intend to vigorously defend the claims raised in these lawsuits.

Certain Company Projections.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, the Company provided to Sycamore, in connection with its due diligence review beginning in January 2012, certain prospective financial information concerning the Company’s future financial condition and performance that had been prepared by management in connection with its annual internal budget planning process conducted in the months leading up to the Company’s strategic review of alternatives, a summary of which five-year projections (the “January LRP Projections”) the Company has included below. Based on the Company’s operating performance relative to the January LRP Projections, observed business trends and management’s revised outlook for the remainder of 2012, the Company also provided revised five-year projections prepared by management as of April 20, 2012 (the “April Reforecast Projections”) to Perella Weinberg for its use in connection with the financial analyses that Perella Weinberg performed in connection with rendering its opinion to the Company Board, as described under “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor” above. The Company has included below a summary of the April Reforecast Projections. The Company believed that the April Reforecast Projections reflected more closely the current operating plan for the Company on a go forward standalone basis.

The prospective financial information was prepared by, and is the responsibility of, the Company’s management. The prospective financial information was not prepared with a view toward public disclosure; and, accordingly, does not necessarily comply with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (GAAP). Deloitte & Touche LLP, the Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the prospective financial information and does not express an opinion or any form of assurance related thereto. The summary of the prospective financial information is not being included in this Statement to influence a stockholder’s decision whether to tender shares of Company Common Stock in the Offer, but is being included because the prospective financial information were provided to Sycamore and Perella Weinberg, as applicable.

The prospective financial information, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the prospective financial information covers multiple years, by its nature, it becomes subject to greater uncertainty with each successive year. The assumptions upon which the prospective financial information was based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. In addition, the prospective financial information might be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the prospective financial information will be realized, and actual results may vary materially from those shown. The inclusion of the prospective financial information in this Statement should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the prospective financial information to be predictive of actual future events or events which have occurred since the date of such forecasts, and the prospective financial information should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the prospective financial information, and none of them undertakes any obligation to update or otherwise revise or reconcile the prospective financial information to reflect circumstances existing after the date the prospective financial information were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the prospective financial information are shown to be in error. The Company does not intend to make publicly available any update or other revision to the prospective financial information, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the prospective financial information or that the prospective financial information will be achieved. The Company has made no representation to Parent, the Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the prospective financial information.

In light of the foregoing factors and the uncertainties inherent in the prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective financial information.

January LRP Projections

Management of the Company prepared the January LRP Projections based upon methodologies and factors customarily used by the Company in preparing projections for the Company Board’s consideration in connection with the annual budget planning process. The January LRP Projections reflect numerous estimates and assumptions with respect to industry performance and general business, economic, regulatory, market and financial conditions, as well as matters specific to management outlook and business circumstances existing at that time. The following is a summary of the January LRP Projections (dollars in millions):

	Fiscal Year Ending (1)
	2011A	2012E	2013E	2014E	2015E	2016E
Net Sales	$1,141	$1,159	$1,243	$1,328	$1,426	$1,515
Consolidated Comparable Store Sales	(5.6)%	4.4%	6.0%	6.0%	6.0%	6.0%
Gross Margin	29.2%	33.5%	35.2%	36.7%	37.9%	39.0%
Adjusted EBITDA(2) (3)	$(14)	$90	$132	$170	$193	$214
Depreciation and Amortization	(55)	(45)	(46)	(51)	(52)	(53)
Adjusted Operating Income(3)	$(68)	$45	$86	$119	$141	$160
Non-recurring Charges	(30)	(3)	—	—	—	—
Interest Expense, net	(7)	(9)	(16)	(14)	(12)	(12)
Income Tax (Expense) / Benefit	(2)	(3)	(3)	(5)	137	(60)
Other	(4)	—	—	—	—	—
Net Income / (Loss)	$(112)	$31	$67	$100	$265	$89
Income / (Loss) per Diluted Share
Net (Loss) income	$(1.62)	$0.44	$0.92	$1.37	$3.64	$1.22
Ex. Non-Recurring Charges	$(1.19)	$0.48	$0.92	$1.37	$1.06	$1.22
Free Cash Flow (4)	$(109)	$6	$30	$75	$55	$81
Unlevered Free Cash Flow (5)	$(66)	$2	$15	$46	$67	$88
Supplemental Cash Flow Information:
Capital Expenditure	$44	$30	$40	$40	$40	$40
Change in Working Capital	8	(4)	(18)	(15)	(11)	(14)
Change in Other Assets & Liabilities	(17)	(34)	(23)	(24)	(24)	(15)
Other Cash Flows	2	(1)	(2)	3	(188)	8
Store Count	517	505	516	531	543	555

(1)	Fiscal years represent the twelve months ending in January of the following year.
(2)	EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization.
(3)	Excludes non-recurring charges which include impairment of store assets, restructuring charges, merger-related costs, store re-imaging costs and tax settlement payments.
(4)	Free Cash Flow is calculated as operating cash flow less capital expenditures.
(5)	Unlevered free cash flow is calculated as earnings before interest payments after taxes (assuming a 40% tax rate) plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital, other assets and liabilities, and other cash flows.

April Reforecast Projections

In April 2012, the Company updated its projections based on current business trends, which reflected the Company’s operating performance and management’s revised outlook for the remainder of 2012 since the prior sales projections that had been used in preparing the January LRP Projections. The Company believed that the April Reforecast Projections more closely reflected the current operating plan for the Company on a go forward standalone basis. The following is a summary of the Reforecast Projections (dollars in millions):

	Fiscal Year Ending (1)
	2011A	2012E	2013E	2014E	2015E	2016E
Net Sales	$1,141	$1,108	$1,150	$1,253	$1,344	$1,427
Consolidated Comparable Store Sales	(5.6)%	0.0%	3.0%	8.0%	6.0%	6.0%
Gross Margin	29.2%	30.9%	33.0%	35.3%	37.0%	38.5%
Adjusted EBITDA (2) (3)	$(14)	$54	$89	$127	$167	$205
Depreciation and Amortization	(55)	(44)	(43)	(45)	(44)	(44)
Adjusted Operating Income (3)	$(68)	$10	$46	$82	$123	$162
Non-recurring Charges	(30)	(4)	—	—	—	—
Interest Expense, net	(7)	(11)	(17)	(17)	(16)	(12)
Income Tax (Expense) / Benefit	(2)	(2)	(3)	(5)	(3)	103
Other	(4)	—	—	—	—	—
Net Income / (Loss)	$(112)	$(7)	$26	$59	$104	$252
Income / (Loss) per Diluted Share
Net (Loss) income	$(1.62)	$(0.10)	$0.35	$0.81	$1.43	$3.45
Ex. Non-Recurring Charges	$(1.19)	$(0.04)	$0.35	$0.81	$1.43	$1.23
Free Cash Flow (4)	$(109)	$(42)	$(14)	$30	$85	$85
Unlevered Free Cash Flow (5)	$(66)	$(29)	$(12)	$20	$54	$95
Supplemental Cash Flow Information:
Capital Expenditure	$44	$25	$30	$30	$30	$30
Change in Working Capital	8	(19)	(15)	(23)	(16)	(9)
Change in Other Assets & Liabilities	(17)	(33)	(25)	(23)	(24)	(15)
Other Cash Flows	2	(3)	(13)	3	6	(157)
Store Count	517	505	516	531	543	555

(1)	Fiscal years represent the twelve months ending in January of the following year.
(2)	EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization.
(3)	Excludes non-recurring charges which include impairment of store assets, restructuring charges, merger-related costs, store re-imaging costs and tax settlement payments.
(4)	Free Cash Flow is calculated as operating cash flow less capital expenditures.
(5)	Unlevered free cash flow is calculated as earnings before interest payments after taxes (assuming a 40% tax rate) plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital, other assets and liabilities, and other cash flows.

The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company’s public filings with the Securities and Exchange Commission.

Forward-Looking Statements.

This Statement contains forward-looking statements relating to the potential acquisition of The Talbots, Inc. by an affiliate of Sycamore Partners, L.P., including the expected date of closing of the acquisition and the potential benefits of the transaction.

Certain statements made in this Statement that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include without limitation statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; projected financial information; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These forward-looking statements are only predictions based on the Company’s current expectations and projections about future events. Important factors could cause the Company’s actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These factors include those risk factors set forth in filings with the SEC, including the Company’s annual and quarterly reports, and the following: uncertainties as to the timing of the closing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their shares of Company Common Stock in the Offer; risks that the Offer and the Merger will not close because of a failure to satisfy (or to have waived) one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, suppliers, customers, sourcing agent, landlords and other business partners; risks that stockholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability; and the risk that competing offers will be made.

These risks are not exhaustive and may not include factors which could adversely impact the Company’s business and financial performance. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K and Form 10-K/A for the fiscal year ended January 28, 2012 and quarterly and current reports on Form 10-Q and 8-K. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company’s management to predict all risk factors, nor can it assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although the Company believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. All forward-looking statements are made only as of the date they are made and you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any responsibility to update any of these forward-looking statements to conform its prior statements to actual results or revised expectations.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated June 15, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of TLB Holdings LLC and TLB Merger Sub Inc., filed with the Securities and Exchange Commission on June 15, 2012 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Press Release issued by The Talbots, Inc., on May 31, 2012 (incorporated by reference to Exhibit 99.1 to the The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2012).

(a)(7)	Letter to Employees from Trudy Sullivan, President and Chief Executive Officer of The Talbots, Inc., dated May 31, 2012 (incorporated by reference to Exhibit 99.2 to the The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 31, 2012).

(a)(8)	Press Release issued by The Talbots, Inc. on June 13, 2012 (incorporated by reference to Exhibit 99.1 to the The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2012).

(a)(9)	Opinion of Perella Weinberg Partners LP, dated May 30, 2012 (included as Annex I to this Schedule 14D-9).

(a)(10)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex II to this Schedule 14D-9).

(a)(11)	Summary Advertisement as published in The New York Times on June 15, 2012 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(12)	Class Action Complaint dated June 4, 2012 (Fred W. Schwartz v. The Talbots, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO).

(a)(13)	Class Action Complaint dated June 5, 2012 (David Wilkin v. The Talbots, Inc. et al.) (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).

(a)(14)	Class Action Complaint dated June 6, 2012 (Christopher R. Walsh v. The Talbots, Inc. et al.) (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO).

Exhibit No.	Description

(a)(15)	Amended Class Action Complaint dated June 7, 2012 (Charles Leach v. Gary M. Pfeiffer, et al.) (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO).

(a)(16)	Class Action Complaint dated June 8, 2012 (Edward Slapansky v. Trudy F. Sullivan, et al.) (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

(a)(17)	Class Action Complaint dated June 13, 2012 (Early McWhorter v. The Talbots, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(viii) to the Schedule TO).

(a)(18)	Class Action Complaint dated June 15, 2012 (Benjamin Wong v. Gary M. Pfeiffer, et al.) (incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO).

(a)(19)	Class Action Complaint dated June 22, 2012 (Craig Wilson v. Trudy F. Sullivan, et al.) (incorporated by reference to Exhibit (a)(5)(x) to the Schedule TO).

(a)(20)	Letter, dated June 27, 2012, from Gary M. Pfeiffer to the stockholders of The Talbots, Inc.

(e)(1)	Agreement and Plan of Merger, dated as of May 30, 2012, by and among TLB Holdings LLC, TLB Merger Sub Inc. and The Talbots, Inc. (incorporated by reference to Exhibit 2.1 to the The Talbots, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2012).

(e)(2)	Limited Guarantee, dated as of May 30, 2012, delivered by Sycamore Partners, L.P. and Sycamore Partners A, L.P. in favor of The Talbots, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(3)	Equity Commitment Letter, dated as of May 30, 2012, from Sycamore Partners, L.P. and Sycamore Partners A, L.P. to TLB Holdings LLC (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(4)	Confidentiality Agreement, dated as of January 27, 2012, between The Talbots, Inc. and Sycamore Partners Management, L.L.C.

(e)(5)	Exclusivity Agreement, dated as of May 5, 2012, between The Talbots, Inc. and Sycamore Partners Management, L.L.C. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Letter Agreement Extending the Term of the Exclusivity Agreement, dated as of May 15, 2012, by and between The Talbots, Inc. and Sycamore Partners Management, L.L.C. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(7)	Letter Agreement Extending the Term of the Exclusivity Agreement, dated as of May 22, 2012, by and between The Talbots, Inc. and Sycamore Partners Management, L.L.C. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(8)	Waiver to Agreement and Plan of Merger, dated June 12, 2012, by and among TLB Holdings LLC, TLB Merger Sub Inc. and The Talbots, Inc. (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(9)	Separation Agreement between The Talbots, Inc. and Trudy F. Sullivan, dated December 4, 2011 (incorporated by reference to Exhibit 10.60 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 12, 2012).

(e)(10)	Change in Control Agreement between The Talbots, Inc. and Michael Scarpa, dated December 4, 2008 (incorporated by reference to Exhibit 10.82 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2009).

Exhibit No.	Description

(e)(11)	Severance Agreement between The Talbots, Inc. and Michael Scarpa, dated December 4, 2008 (incorporated by reference to Exhibit 10.81 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2009).

(e)(12)	Severance Agreement between The Talbots, Inc. and Benedetta I. Casamento, dated April 6, 2009 (incorporated by reference to Exhibit 10.103 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2009).

(e)(13)	Change in Control Agreement between The Talbots, Inc. and Benedetta I. Casamento, dated April 6, 2009 (incorporated by reference to Exhibit 10.104 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2009).

(e)(14)	Change in Control Agreement between The Talbots, Inc. and Richard T. O’Connell, Jr., dated November 11, 1993 (incorporated by reference to Exhibit 10.70 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 12, 2012).

(e)(15)	Severance Agreement between The Talbots, Inc. and Richard T. O’Connell, Jr., effective as of April 30, 2009 (incorporated by reference to Exhibit 10.2 to The Talbots, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2009).

(e)(16)	Change in Control Agreement between The Talbots, Inc. and Gregory I. Poole, dated June 5, 2008 (incorporated by reference to Exhibit 10.5 to The Talbots, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2009).

(e)(17)	Severance Agreement between The Talbots, Inc. and Gregory I. Poole, dated June 5, 2008 (incorporated by reference to Exhibit 10.6 to The Talbots, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 10, 2008).

(e)(18)	Change in Control Agreement between The Talbots, Inc. and Lori Wagner, dated March 31, 2008 (incorporated by reference to Exhibit 10.71 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2008).

(e)(19)	Severance Agreement between The Talbots, Inc. and Lori Wagner, dated March 31, 2008 (incorporated by reference to Exhibit 10.72 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2008).

(e)(20)	Change in Control Agreement between The Talbots, Inc. and Lesli Gilbert, effective as of June 7, 2011 (incorporated by reference to Exhibit 10.2 to The Talbots, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2011).

(e)(21)	Severance Agreement between The Talbots, Inc. and Lesli Gilbert, effective as of June 7, 2011 (incorporated by reference to Exhibit 10.3 to The Talbots, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2011).

Exhibit No.	Description

(e)(22)	Clarification and Modification Agreements between The Talbots, Inc. and Michael Scarpa, Benedetta I. Casamento, Richard T. O’Connell, Jr., Gregory I. Poole and Lori Wagner, dated March 8, 2012 (incorporated by reference to Exhibit 10.10 to The Talbots, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 7, 2012).

(e)(23)

Offer Letter between The Talbots, Inc. and Deirdre FitzGerald, dated March 7, 2011; Severance Agreement between The Talbots, Inc. and Deirdre FitzGerald, dated March 7, 2011 and Change in Control Agreement between The Talbots, Inc. and Deirdre FitzGerald, dated April 10, 2012. (incorporated by reference to Exhibit 10.7 to The Talbots, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 7, 2012).

(e)(24)	Employment Agreement by and between The Talbots, Inc. and Trudy F. Sullivan, dated August 6, 2007, and Amendment No. 1, dated as of June 16, 2009, thereto (incorporated by reference to Exhibit 10.5 to The Talbots, Inc. Quarterly Report on Form 10-Q filed on September 12, 2007; Amendment No. 1 incorporated by reference to Exhibit 10.1 to The Talbots, Inc. Current Report on Form 8-K filed on June 18, 2009).

(e)(25)	Offer Letter between The Talbots, Inc. and Michael Scarpa, dated December 4, 2008 (incorporated by reference to Exhibit 10.80 to The Talbots, Inc. Annual Report on Form 10-K filed on April 16, 2009).

(e)(26)	Offer Letter between The Talbots, Inc. and Benedetta I. Casamento, dated March 6, 2009 (incorporated by reference to the Exhibit 10.102 to The Talbots, Inc. Annual Report on Form 10-K filed on April 16, 2009).

(e)(27)	Offer Letter between The Talbots, Inc. and John Fiske, III, dated as of March 20, 2009, executed on September 20, 2009 (incorporated by reference to Exhibit 10.1 to The Talbots, Inc. Quarterly Report on Form 10-Q filed on December 10, 2009).

(e)(28)

Offer Letter between The Talbots, Inc. and Gregory I. Poole, dated June 5, 2008 (incorporated by reference to Exhibit 10.4 to The Talbots, Inc. Quarterly Report on Form 10-Q filed on September 10, 2008).

(e)(29)	Offer Letter between The Talbots, Inc. and Lori Wagner, dated February 19, 2008 (incorporated by reference to Exhibit 10.70 to The Talbots, Inc. Annual Report on Form 10-K filed on April 17, 2008).

(e)(30)

Offer Letter between The Talbots, Inc. and Lesli Gilbert, effective as of June 7, 2011 (incorporated by reference to Exhibit 10.1 to The Talbots, Inc. Quarterly Report on Form 10-Q filed on September 8, 2011).

Annex I—Opinion Letter of Perella Weinberg Partners LP, dated May 30, 2012

Annex II—Information Statement, dated June 27, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE TALBOTS, INC. a Delaware corporation

Dated: June 27 , 2012	By:	/s/ Richard T. O’Connell, Jr.
	Name:	Richard T. O’Connell, Jr.
	Title:	Executive Vice President

Annex I

PERELLA WEINBERG PARTNERS 767 FIFTH AVENUE NEW YORK, NY 10153 PHONE: 212-287-3200 FAX: 212-287-3201

May 30, 2012

The Board of Directors

The Talbots, Inc.

One Talbots Drive

Hingham, Massachusetts 02043

Members of the Board of Directors:

We understand that The Talbots, Inc., a Delaware corporation (the “Company”), TLB Holdings LLC, a Delaware limited liability company (“Parent”), and TLB Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the tender offer for all of the outstanding shares of common stock, $0.01 par value, of the Company (the “Company Common Stock”), pursuant to which Merger Sub will pay $2.75 per share in cash (the “Per Share Consideration”) for each share of Company Common Stock accepted (the “Tender Offer”). The Merger Agreement further provides that, following the completion of the Tender Offer or, if the tender offer does not close under certain circumstances specified in the Merger Agreement, Merger Sub will be merged with and into the Company (together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock, other than Company Common Stock held in treasury or owned by Parent or Merger Sub, will be converted into the right to receive the Per Share Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement. We understand that Parent is an affiliate of Sycamore Partners, L.P. and Sycamore Partners A, L.P. (collectively, and including their respective affiliates, the “Parent Affiliates”).

You have requested our opinion as to the fairness from a financial point of view to the holders of the Company Common Stock (other than the Parent Affiliates), of the Per Share Consideration to be received by such holders in the proposed Transaction.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information of the Company, including research analyst reports;

2.	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

3.	reviewed certain publicly available financial forecasts relating to the Company;

4.	discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

5.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

6.	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

7.	reviewed the historical trading prices and trading activity for the Company Common Stock, and compared such price and trading activity of the Company Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

8.	reviewed the premia paid in certain publicly available transactions, which we believed to be generally relevant;

9.	reviewed a draft dated May 30, 2012 of the Merger Agreement; and

10.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. As we have discussed with you, we have utilized the Company Forecasts for 2012 through 2014 in our analyses and not any of the Company Forecasts for any subsequent years. In addition, at your direction, of the Company Forecasts provided to us, we have utilized in our analyses the updated Company

Forecasts provided to us in April 2012. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final executed Merger Agreement will not differ in any material respect from the draft Merger Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Per Share Consideration to be received by the holders of the Company Common Stock (other than the Parent Affiliates) pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement (or any related agreement) or the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses arising, and indemnify us for certain liabilities and other items that may arise, out of our engagement. Perella Weinberg Partners LP served as financial advisor to the Company with respect to the amendment and restatement of the Company’s $200 million asset based lending facility with GE Capital Corporation and the Company’s new $75 million senior secured term loan with Wells Fargo Bank, N.A. and has received customary compensation therefor. An affiliate of Perella Weinberg Partners LP (the “Acquiring Affiliate”) previously entered into a transaction with the Company, pursuant to which such affiliate became a stockholder of the Company. In connection with such transaction, which closed in April 2010, we served as financial advisor to the Company and received customary compensation therefor. The Acquiring Affiliate ceased to be a shareholder of the Company as of January 28, 2011. During the two-year period prior to the date hereof, no other material relationship existed between Perella Weinberg Partners LP and its affiliates and the Company or Parent pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates; however Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Tender Offer or how such holder should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by, the Parent Affiliates or the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by the holders of the Company Common Stock (other than the Parent Affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ PERELLA WEINBERG PARTNERS LP

Annex II

THE TALBOTS, INC.

One Talbots Drive

HINGHAM, MASSACHUSETTS 02043

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY

The Talbots, Inc. (“Talbots”, the “Company”, “we” or “our”) is mailing this Information Statement on or about June 27, 2012 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by TLB Merger Sub Inc., a Delaware corporation (“Sub”) and a wholly-owned subsidiary of TLB Holdings LLC, a Delaware limited liability company (“Parent”), for all of our issued and outstanding shares of common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of May 30, 2012, by and among the Company, Parent and Sub (the “Merger Agreement”).

Pursuant to the Merger Agreement, Sub commenced a cash tender offer on June 15, 2012 to purchase all of our issued and outstanding shares (including the associated stock purchase rights issued pursuant to the Rights Agreement, dated as of August, 1, 2011, as amended, between the Company and Computershare Trust Company, N.A., as Rights Agent) at a price of $2.75 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated June 15, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on July 13, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Sub will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed, and copies of the Schedule 14D-9 will be mailed, to shareholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 27, 2012.

The Merger Agreement provides that, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Company Board, such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Company Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of shares owned by Parent and its subsidiaries (including shares accepted for payment pursuant to the Offer) bears to (B) the number of shares then outstanding. Subject to applicable law, we have agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Company Board, including (at the election of Parent) obtaining resignations of incumbent directors and, subject to our certificate of incorporation and bylaws, increasing the size of the Company Board. As a result, Parent will have the ability to designate a majority of the Company Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to the Company Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Sub’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

SUB DESIGNEES

Parent has informed us that it will choose its designees to the Company Board from among the persons identified below. The following paragraphs set forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Stefan Kaluzny

Stefan Kaluzny, 46, has served as a Managing Director of Sycamore Partners since January 2011. Previously, Mr. Kaluzny was a Managing Director of Golden Gate Capital. Mr. Kaluzny is the beneficial owner of 400,000 shares of the Company common stock.

Peter Morrow

Peter Morrow, 32, has served as a Managing Director of Sycamore Partners since January 2011. Previously, Mr. Morrow was a Principal of Golden Gate Capital.

Parent has informed us that each of the persons listed above who may be chosen has consented to act as a director of the Company, if so designated.

Parent has informed us that, to the best of its knowledge, none of the persons listed above (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. We have been advised that, to the best knowledge of Parent, except as disclosed in the Offer to Purchase, none of the persons listed above beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed us that, except as disclosed in the Offer to Purchase, to the best of its knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Parent’s and Sub’s designees may assume office at any time following the purchase by Sub of shares pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on July 13, 2012, and that, upon assuming office, Parent’s and Sub’s designees will thereafter constitute at least a majority of the Company Board. It is currently not known which of our current directors would resign, if any.

INFORMATION CONCERNING OUTSTANDING SECURITIES

Our authorized common stock consists of 200,000,000 shares, par value $0.01 per share. As of June 22, 2012, a total of 70,269,585 shares were issued and outstanding. The shares constitute the only class of our securities that is entitled to vote at a meeting of our shareholders. As of the date of this Information Statement, Parent and its affiliates, including Sub, collectively own an aggregate of 6,999,316 shares of our common stock, which represents approximately 9.96% of the outstanding shares of our common stock as of such date.

COMMITTEES AND DIRECTOR INFORMATION

Current Board of Directors

Our Bylaws provide that the number of directors constituting the Company Board shall not be fewer than five or more than ten, with the exact number to be established by the Company Board. The Company Board has fixed the number of directors at six. The term of office of each director is one year and each director continues in office until he or she resigns or until a successor has been elected and qualified.

Gary M. Pfeiffer, Marjorie L. Bowen, John W. Gleeson, Andrew H. Madsen, Trudy F. Sullivan and Susan M. Swain currently serve as directors.

The following table sets forth the name, age, principal occupation of, and other information regarding, each of the current directors of the Company:

Gary M. Pfeiffer	Gary M. Pfeiffer, 62, has been a Director since 2004 and Chairman of the Company Board since July 2009. Mr. Pfeiffer is also the Chairperson of our Compensation Committee and is a member of our Corporate Governance and Nominating Committee. Mr. Pfeiffer served as the Secretary of Finance for the State of Delaware from January through June 2009. He served as Senior Vice President and Chief Financial Officer of E. I. du Pont de Nemours and Company from 1997 through 2006, when he retired. He also serves as a director of both Quest Diagnostics, Inc. and Internap Network Services Corporation. He is Chairman of the Audit & Finance Committee and a member of the Compensation, Executive and Governance Committees of Quest Diagnostics, Inc.’s board of directors, and he is Chairman of the Audit Committee and a member of the Nominations and Governance Committee of Internap Network Services Corporation board of directors. With his significant experience as Chief Financial Officer and in other senior executive positions at E. I. du Pont de Nemours and Company and his considerable public board and committee responsibilities, Mr. Pfeiffer brings to the Company Board superior financial, management and leadership ability and extensive knowledge of a wide range of financial, strategic, and operational issues affecting publicly held organizations. These qualities have enabled Mr. Pfeiffer to successfully serve in the past as our Lead Director and as a member of our Audit Committee, and currently as the Chairman of the Company Board, the Chairperson of the Compensation Committee and a member of the Corporate Governance and Nominating Committee during our strategic turnaround process.

Marjorie L. Bowen	Marjorie L. Bowen, 47, was first appointed a Director effective April 16, 2010. Ms. Bowen is a member of our Audit Committee and Corporate Governance and Nominating Committee. Ms. Bowen held positions of increasing responsibility from 1989 through 2007 at Houlihan Lokey Howard & Zukin, Inc., an international advisory-focused investment banking firm. While at Houlihan Lokey, Ms. Bowen served as a Managing Director, where she advised an extensive number of public company boards of directors, providing transactional and financial advisory services in a wide range of corporate matters, including mergers and acquisitions, debt and equity reorganizations and other financial and strategic transactions, governance and shareholder issues, and shareholder value maximization. Ms. Bowen was also a member of the firm’s Management Committee for Financial Advisory Services. Ms. Bowen also serves on the board of directors at Global Aviation Holdings. Until July 2010, Ms. Bowen served on the board of directors and the compensation committee of Texas Industries, Inc., a publicly traded supplier of heavy construction materials. Ms. Bowen also served on the board of directors of Euramax International, Inc. until April 2012. With over 20 years of corporate financial and transactional experience, much of it focused on advising boards of directors across a broad range of industry sectors, including retail, Ms. Bowen brings to the Company Board considerable strategic planning expertise, financial and strategic transactional experience, and broad knowledge on financial and governance matters.

John W. Gleeson	John W. Gleeson, 65, has been a Director since 2004. Mr. Gleeson is Chairperson of our Audit Committee and a member of our Compensation Committee. Mr. Gleeson served as Senior Vice President and Chief Strategy Officer of Walgreen Co. from April 2007 through February 2008, when he retired. From 2004 to April 2007, he served as Senior Vice President, Corporate Strategy and Treasurer of Walgreen Co. and as Treasurer since 2002. Mr. Gleeson’s extensive career in retail, substantial strategic background and leadership abilities, business acumen and considerable expertise and experience in financial matters have added significantly to the Company Board and to each of the Committees of the Company Board of which Mr. Gleeson has been a member since first becoming a Director in 2004. His financial and operating expertise has particularly benefitted our Company in his role as Chairperson of our Audit Committee during our strategic turnaround process.

Andrew H. Madsen

Andrew H. Madsen, 56, was first appointed a Director effective April 16, 2010. Mr. Madsen is a member of our Audit Committee and Compensation Committee. Since November 2004, he has served as President and Chief Operating Officer of Darden Restaurants, Inc., a large, publicly-traded restaurant company whose brands include Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie Vs. At Darden, Mr. Madsen oversees operations and marketing, as well as the real estate and construction, supply chain, and group human resource functions. He has also served on the Darden board of directors since 2004. From April 2002 until November 2004, Mr. Madsen was President of Olive Garden and also served as Executive Vice President of Marketing for Olive

Garden from December 1998 to March 2002. Mr. Madsen began his career with General Mills, Inc., a leading consumer food products company. He held various management positions throughout his 12 years with the company, including Vice President, Marketing. Prior to joining Darden in 1998, Mr. Madsen served as President of International Master Publishers, Inc., a direct marketing business. He also served as Vice President and General Manager for two divisions of James River Corporation (now part of Koch Industries). Mr. Madsen brings to the Company Board an extensive management and leadership background in the retail sector, consumer products, and marketing and operational matters affecting large, publicly held organizations. Through his experience, including leadership and operational roles at Darden, he contributes considerable insight into business opportunities and challenges impacting Talbots such as consumer trends, marketing and branding.

Trudy F. Sullivan	Trudy F. Sullivan, 62, joined us as our President and Chief Executive Officer and as a Director in August 2007. Prior to Talbots, Ms. Sullivan served as President of Liz Claiborne, Inc. from January 2006 until July 2007. Ms. Sullivan joined Liz Claiborne, Inc. in 2001 as Group President of the company’s Casual, Collections, and Elisabeth businesses. She was named Executive Vice President in March 2002. She served in this position until she was named President of Liz Claiborne, Inc. in 2006. In September 2010, Ms. Sullivan joined the board of directors of Yankee Candle Company, Inc. and serves on the compensation committee. Ms. Sullivan has extensive experience and a demonstrated record of success in both the retail and merchandise fields, with in-depth experience in the woman’s apparel segment. She has brought to the Company Board her skills as our Chief Executive Officer, strategic vision and has led our organization throughout the challenging economic environment and the significant liquidity challenges faced by our Company since joining as our Chief Executive Officer in mid-2007. She also contributes to the Company Board through her extensive retail management experience and also from her leadership positions prior to Talbots.

Susan M. Swain

Susan M. Swain, 57, has been a Director since 2001. Ms. Swain is Chairperson of our Corporate Governance and Nominating Committee and is a member of our Audit Committee. In May 2010, Ms. Swain was appointed by the Company Board to serve as the Lead Independent Director. Ms. Swain has also served as our presiding director, from May 2005 until May 2007. In March 2012, Ms. Swain was named co-CEO and President of C-SPAN, a multichannel national distributor (TV, radio, internet) of public affairs content. She had served as President and Co-Chief Operating Officer of C-SPAN since December 2006. From 1995 to 2006, Ms. Swain served as Executive Vice President and Co-Chief Operating Officer of C-SPAN. Ms. Swain also serves as an officer of National Cable Satellite Corporation, as a Director of the C-SPAN Education Foundation and as a member of the Executive Committee of the National Press Foundation. Ms. Swain brings to the Company Board and to her committees work experience in the areas of legislation and regulation, national media, leadership of large organizations, succession planning, and multichannel operations. Ms. Swain’s expertise in building and managing a national brand and in strategic planning, with a special emphasis on the national broadband transition, adds to the breadth of experience and expertise of the Company Board, particularly during our strategic turnaround process.

Director Independence

The Company Board complies with and has adopted both the independence criteria established by the New York Stock Exchange (the “NYSE”) for determining director independence and the independence standards of the NYSE and the SEC for determining the independence of all Audit Committee members. In determining the independence of its members, the Company Board considers all relevant facts and circumstances, including the materiality of any relationship of a director with the Company or any affiliate or with any member of executive management, from both the director’s standpoint as well as that of persons or organizations with which the director may have an affiliation. The Company Board assesses all of the information provided by each director in response to detailed inquiries concerning his or her independence and any direct or indirect business, family, employment, transactional, or other relationship or affiliation of such director with the Company.

Based on its review, the Company Board has affirmatively determined that Ms. Bowen, Mr. Gleeson, Mr. Madsen, Mr. Pfeiffer and Ms. Swain are independent directors and did not engage in any transactions, relationships, or arrangements involving or relating to the Company that, in the Company Board’s review, affected the determination of his or her independence or required specific review consideration or examination by the Company Board.

EXECUTIVE OFFICERS

The following table sets forth the name, age and position with the Company of each of our current executive officers who is not also a director of the Company:

Name	Age	Position
Michael Scarpa	56	Chief Operating Officer, Chief Financial Officer and Treasurer
Benedetta I. Casamento	45	Executive Vice President, Finance
Deirdre FitzGerald	43	Executive Vice President, General Merchandise Manager
Richard T. O’Connell, Jr.	61	Executive Vice President, Real Estate, Legal, Store Planning & Design and Construction and Secretary
Gregory I. Poole	50	Executive Vice President, Chief Supply Chain Officer
Lori Wagner	48	Executive Vice President, Chief Marketing Officer
Lesli Gilbert	44	Senior Vice President, Stores

Michael Scarpa joined The Talbots, Inc. as Chief Operating Officer in December 2008 and was also named Chief Financial Officer and Treasurer in January 2009. Prior to joining the Company, Mr. Scarpa served as Chief Operating Officer of Liz Claiborne, Inc. from January 2007 until November 2008. Mr. Scarpa joined Liz Claiborne in 1983 and served in many senior leadership roles, including Senior Vice President, Chief Financial Officer from July 2002 until May 2005, and Senior Vice President, Finance and Distribution and Chief Financial Officer from May 2005 until January 2007.

Benedetta I. Casamento joined The Talbots, Inc. as Executive Vice President, Finance in April 2009. Prior to joining the Company, she spent nine years at Liz Claiborne, Inc., most recently as President of Liz Claiborne, Claiborne and Monet brands from July 2007 until October 2008. Prior to that position, Ms. Casamento served in various other leadership roles within Liz Claiborne, including President of Ellen Tracy and Dana Buchman brands from January 2007 until July 2007, Vice President, Group Operating Director, Better & Moderate Apparel from January 2004 until January 2007, Vice President, Financial Planning and Analysis from November 2000 until January 2004, and Vice President, Group Financial Director, Retail & International Group. Ms. Casamento started her career at Saks Fifth Avenue where she held roles of increasing responsibility in accounting and finance, including Controller of OFF 5th, Saks Fifth Avenue Outlet and the Folio catalog division.

Deirdre FitzGerald was appointed Executive Vice President, General Merchandise Manager in March 2012. From October 2010 until this appointment, she served as Senior Vice President, Merchandising Retail Apparel, Accessories and International. Ms. FitzGerald joined the Company in August 2004 as a Director of Merchandising, serving this role in various product categories until her promotion to Vice President of Merchandising, Missy Apparel in September 2008. Prior to joining the Company, Ms. FitzGerald held the positions of Divisional Merchandise Manager and Head of Men’s Apparel at J. Crew from April 2002 until July 2004. Prior to joining J. Crew, she held various buying and merchandising roles at Brooks Brothers from February 1998 until March 2002. Ms. FitzGerald began her career at Bloomingdale’s in 1993 serving in various roles until joining Brooks Brothers in 1998.

Richard T. O’Connell, Jr. was appointed Executive Vice President, Real Estate, Legal, Store Planning & Design and Construction, and Secretary in June 2008. From November 2006 until this appointment, he served as Executive Vice President, Legal and Real Estate, and Secretary. Mr. O’Connell joined The Talbots, Inc. in 1988 as Vice President, Legal and Real Estate, and Secretary, and became Senior Vice President, Legal and Real Estate, and Secretary in 1989. Prior to joining the Company, he served as Vice President, Group Counsel of the Specialty Retailing Group at General Mills, Inc.

Gregory I. Poole joined The Talbots, Inc. as Executive Vice President, Chief Supply Chain Officer in June 2008. From June 2007 until joining the Company, he was Senior Vice President, Chief Procurement Officer for Ann Taylor Stores Corporation. Mr. Poole held various leadership positions at The Gap, Inc. from 1993 through 2006, including Senior Vice President of Sourcing and Vendor Development from August 2004 to February 2006, Senior Vice President of Corporate Administration, Architecture & Construction from August 2001 to August 2004, and Senior Vice President of Corporate Architecture and Construction from July 2000 to August 2001. Mr. Poole has also held leadership positions in supply chain management at Esprit de Corp. and The North Face, Inc.

Lori Wagner joined The Talbots, Inc. as Executive Vice President, Chief Marketing Officer in March 2008. From 2006 until joining the Company, Ms. Wagner held the position of Senior Vice President, Chief Marketing Officer at Cole Haan, a division of Nike. Prior to joining Cole Haan, she served as Senior Vice President of Marketing for Kenneth Cole Productions from 2001 to 2006 and, previously, as Senior Vice President of Brand Marketing and Creative for J. Crew from 1991 until joining Kenneth Cole.

Lesli Gilbert joined The Talbots, Inc. as Senior Vice President, Stores in June 2011. From April 2008 until joining the Company, she held leadership positions at T-Mobile USA, including Vice President General Manager and Vice President of Retail, East. Ms. Gilbert held store leadership positions at The Gap, Inc. from 2003 to 2008, including Senior Director of Sales and Regional Sales Director. Ms. Gilbert has also held store leadership positions at Charlotte Russe, Discovery Channel Stores, Sunglass Hut and The Limited.

Communication with Directors

The Company Board maintains a process for shareholders or other interested parties to communicate with the Company Board or with the Chairman of the Company Board or with the independent directors as a group. Shareholders wishing to communicate with the Company Board or with the Chairman of the Company Board or with independent directors should send any communication to The Talbots, Inc. Board of Directors, c/o Corporate Secretary/Legal Department, One Talbots Drive, Hingham, Massachusetts 02043. Any such communications should state the number of shares owned by the shareholder or, if the person submitting the communication is not a stockholder and is submitting the communication as an interested party, the nature of the person’s interest in Talbots.

Our Corporate Secretary will forward such communications to the Company Board or to the Chairman of the Company Board or to the independent directors as appropriate. All such communications will be kept confidential to the extent possible. Our Corporate Secretary, however, may discard any communication not related to the duties or responsibilities of the Company Board or the independent directors, including personal or similar grievances, shareholder proposals or related communications which are not submitted in accordance with our procedures for shareholder proposals, and abusive or inappropriate communications. Our Corporate Secretary will maintain a log and copies of all communications directed to the Company Board, the Chairman of the Company Board and the independent directors, for their inspection and review, and will periodically review the log and all such communications with the Company Board, the Chairman of the Company Board, and the independent directors.

Board and Committee Meeting Attendance and Annual Shareholders’ Meeting Attendance

During fiscal 2011, the Company Board held thirty meetings. During fiscal 2011, the Audit Committee held eight meetings; the Compensation Committee held five meetings; and the Corporate Governance and Nominating Committee held four meetings. Each member of the Company Board during fiscal 2011 attended at least ninety-one percent of the Company Board and Company Board committee meetings of which they were members.

We encourage all of our directors to attend our annual meeting of shareholders. All of the directors serving on the Company Board at the time of our 2011 annual meeting of shareholders were in attendance.

The Company Board’s independent directors meet in executive sessions periodically each year, generally at the time of each Company Board meeting held in person. The Chairman of the Company Board presides at these executive sessions. Any director may provide the Chairman of the Company Board with suggested agenda items for discussion at executive sessions.

Board Leadership Structure

Pursuant to our current Corporate Governance Guidelines, the Chairman of the Company Board is required to be an independent director, and the roles of CEO and Chairman may not be held by one individual. The Company feels that this structure is appropriate at this time because it is beneficial to have an independent chairman whose responsibility to the Company Board is leading the Company Board and focusing on the Company Board’s oversight responsibilities while allowing our CEO to focus on the day-to-day management and operations of the Company and strengthening our business as we continue our strategic turnaround.

Since July 2009, the Company Board has been led by Mr. Pfeiffer, an independent, non-executive Chairman. As the Chairman of the Company Board, Mr. Pfeiffer is responsible for: (a) preparing the formal agendas and schedules for Board meetings in consultation with the other members of the Company Board and Company management, as appropriate; (b) ensuring, in conjunction with management, that all meeting materials and information are sufficient and are distributed to members of the Company Board appropriately in advance of meetings; (c) serving as the liaison among Board members, including the independent directors, as well as between the Company Board and our CEO and other senior members of management; (d) communicating with our CEO and, as applicable, other senior officers and regularly reporting to the full Company Board on such communications; (e) convening and calling meetings of the independent directors; and (f) such other responsibilities as the Company Board may establish or request from time-to-time.

Board Diversity

While the Company Board has not adopted a formal diversity policy with regard to the selection of director nominees and identifies qualified potential candidates without regard to any candidate’s race, religion, gender, national origin or other protected category, diversity is one of the factors considered by the Corporate Governance and Nominating Committee in identifying director nominees. The Corporate Governance and Nominating Committee recognizes that individual candidates have unique strengths, and no one factor or qualification outweighs all others. As part of the director identification process, the Corporate Governance and Nominating Committee evaluates how a particular candidate would contribute to and strengthen the overall balance of the Company Board’s perspectives, backgrounds, knowledge, experience, skill sets and expertise in substantive matters pertaining to the Company’s business, thereby strengthening the diversity of the Company Board. In terms of personal diversity, the Corporate Governance and Nominating Committee seeks directors who are committed to ensuring that the organization as a whole values diversity and will increase the diversity of the Company Board in all respects. On an annual basis, as part of its self-assessment, the Corporate Governance and Nominating Committee and the Company Board review the overall functioning of the Company Board.

Board Oversight of Risk

The Company recognizes the importance of effective risk management to the success of our business and our shareholders and developed the structures in place to manage risk. Management has developed a risk management system designed to (i) timely identify the material risks that the Company faces, (ii) ensure that necessary information with respect to material risks is communicated to senior executives and, as appropriate, to the Company Board or relevant committee of the Company Board, (iii) implement appropriate and responsive risk management strategies consistent with the Company’s risk profile, and (iv) integrate risk management into Company decision-making.

The Company Board’s oversight of risk primarily occurs in connection with the exercise of its responsibility to oversee our business, including through the review of our long-term strategic plans, annual operating plans, financial results and material legal proceedings. In addition, the Company Board uses its committees to assist with risk oversight within their respective areas of responsibility and expertise, as further described below. The Audit Committee is the committee of the Company Board designated to oversee management’s process to assess risk. In connection with its responsibilities for financial reporting and disclosure matters, our Audit Committee is charged with discussing with management the Company’s major risk exposures (whether financial, operating or otherwise) and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment. In addition, as discussed below, our Compensation Committee is responsible for overseeing the management of any risks relating to our executive compensation. Each of the committees of the Company Board is composed entirely of independent directors which also enhances risk oversight.

While the Company Board oversees the Company’s risk management, Company management is primarily responsible for day-to-day risk management processes and reports to the full Company Board or the Audit Committee regarding these processes. We believe this division of responsibility is the most effective approach for addressing the Company’s risk management.

Board Committees

The Company Board has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee operates pursuant to a written charter adopted by the Company Board and each committee reviews its charter at least annually. The charters of each committee are available to view at the Investor Relations section of our website located at www.thetalbotsinc.com. Information contained on the website is not incorporated by reference or otherwise considered part of this document.

Audit Committee

The Audit Committee is appointed by the Company Board to assist the Company Board in monitoring:

•	The integrity of the financial statements of the Company;

•	The external auditor’s qualifications and independence;

•	The performance of the Company’s internal audit function;

•	The performance of the external auditors; and

•	The Company’s compliance with legal and regulatory requirements.

The current members of the Audit Committee are Mr. Gleeson (Chairperson), Ms. Swain, Ms. Bowen and Mr. Madsen. The Company Board has determined that each member of the Audit Committee is independent in accordance with the NYSE listing standards, our Corporate Governance Guidelines, and Rule 10A-3 under the Securities Exchange Act of 1934 and is financially literate in accordance with NYSE standards. The Company Board has also determined that Mr. Gleeson qualifies as an “audit committee financial expert” in accordance with SEC rules.

Compensation Committee

The Compensation Committee is appointed by the Company Board and evaluates, determines and approves the compensation of our Chief Executive Officer and all of our other executive officers. The Compensation Committee has overall responsibility for approving and evaluating our compensation plans, policies and programs, as well as our philosophy and strategy, as they affect the CEO and other executive officers. More specifically, the Compensation Committee’s duties and responsibilities include, among others:

•	Reviews and approves our goals and objectives relevant to our CEO’s compensation, and evaluates our CEO’s performance in light of those goals and objectives;

•	Determines our CEO’s annual and long-term compensation, including all incentive compensation and equity-based compensation awards;

•	In consultation with our CEO, reviews and approves base salary, annual and long-term incentive compensation and equity-based compensation of all other executive officers of the Company;

•	Determines the need to retain any compensation consultant to be used by the Compensation Committee to assist in the performance of its responsibilities;

•	Establishes performance goals and financial targets for our executive officers under our incentive programs and for determining incentive awards actually earned by our executive officers each year;

•	Performs an ongoing review of our executive compensation practices and arrangements;

•	Reviews with management the Compensation Discussion and Analysis and recommends to the Company Board its inclusion in the Company’s proxy statement for its annual meeting; and

•

From time-to-time may delegate authority to one or more of its members to, for example, assist in the negotiation of employment agreements for new executives or amendments to existing executive employment agreements subject to final Committee approval.

Mr. Pfeiffer (Chairperson), Mr. Gleeson and Mr. Madsen are the current members of the Compensation Committee. All are independent directors and qualify as “non-employee” directors for purposes of Section 16 of the Securities Exchange Act of 1934 and as “outside directors” for purposes of Internal Revenue Code Section 162(m).

Corporate Governance and Nominating Committee

The principal functions of the Corporate Governance and Nominating Committee include:

•	Regularly assesses and recommends corporate governance policies and practices to the Company Board;

•	Assesses the operation and performance of the Company Board’s various committees, and reports the results of these assessments to the Company Board;

•	Reviews and makes recommendations to the Company Board with respect to compensation of non-management directors, which includes having the authority to obtain advice and assistance from outside advisors to assist with this assessment and recommendation process (a further discussion of our director compensation program is included in the “Director Compensation” section of this Proxy Statement); and

•	Identifies, screens and recommends certain potential director candidates to the Company Board.

Ms. Swain (Chairperson), Ms. Bowen and Mr. Pfeiffer are the current members of the Corporate Governance and Nominating Committee and all are independent directors.

The Company’s Director Nominations Process

Our directors play a critical role in guiding our long-term business strategy and in overseeing our management. In identifying acceptable potential director candidates, the Corporate Governance and Nominating Committee seeks input from Company Board members and other sources so that a variety of viewpoints are considered. The Committee may also engage independent search firms to assist in identifying potential director candidates; however, the Committee ultimately determines which candidates are to be recommended to the Company Board for approval.

Company Board candidates are considered based on various criteria which may change over time and as the composition of the Company Board changes. At a minimum, the Committee considers:

•	the appropriate mix of educational and professional background and business experience to make a significant contribution to the overall composition of the Company Board;

•	global business and social perspective;

•	if applicable, whether the candidate would be considered an audit committee financial expert or independent under SEC and NYSE rules and any of our additional independence standards;

•	demonstrated character and integrity consistent with our image and reputation;

•	willingness to apply sound and independent business judgment;

•	ability to work productively with the other members of the Company Board; and

•	availability for the substantial duties and responsibilities of a director.

The Committee also considers other appropriate factors including the current composition of the Company Board and evaluations of prospective candidates. While the Company Board has not adopted a formal diversity policy with regard to the selection of director nominees and identifies qualified potential candidates without regard to any candidate’s race, religion, gender, national origin or other protected category, diversity is one of the factors considered by the Committee in identifying director nominees. The Committee recognizes that individual candidates have unique strengths, and no one factor or qualification outweighs all others. As part of the director identification process, the Committee evaluates how a particular candidate would contribute to and strengthen the overall balance of the Company Board’s perspectives, backgrounds, knowledge, experience, skill sets and expertise in substantive matters pertaining to the Company’s business, thereby strengthening the diversity of the Company Board. In terms of personal diversity, the Committee seeks directors who are committed to ensuring that the organization as a whole values diversity and will increase the diversity of the Company Board in all respects. On an annual basis, as part of its self-assessment, the Committee and the Company Board review the overall functioning of the Company Board.

The Committee will consider director candidates recommended by shareholders. Shareholders wishing to submit a director candidate for consideration by the Committee should submit the recommendation to The Talbots, Inc. Corporate Governance and Nominating Committee, c/o Corporate Secretary/Legal Department, One Talbots Drive, Hingham, Massachusetts 02043, in writing, not less than 120 days nor more than 150 days prior to the annual meeting date (determined based on the same date as the previous year’s annual meeting). Shareholders may nominate director candidates by following the procedures set forth in Sections 1.13 and 1.14 of our by-laws, as amended and restated effective May 19, 2011, and the Committee’s Policy Regarding the Selection of New Director Candidates and Shareholder Nomination of Director Candidates (which can be found on the Investor Relations section of our website located at www.thetalbotsinc.com). The request for nomination must be accompanied by certain information concerning the director candidate and the recommending shareholder, as required by Sections 1.13 and 1.14 of the by-laws. The Committee may also request additional background or other information.

The following Audit Committee Report is provided in accordance with the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, this report shall not be deemed “soliciting material” filed with the Securities and Exchange Commission, subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Exchange Act, as amended.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

General Responsibilities. The Audit Committee assists the Company Board in fulfilling its oversight of:

•	our financial reporting process and the integrity of our financial statements and financial reporting;

•	our internal control environment, systems, and performance;

•	the qualifications, independence, and performance of our independent registered public accounting firm; and

•	the performance of our internal audit staff.

Management is responsible for the preparation, presentation, and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm performs an annual independent audit of the financial statements.

The Audit Committee reviews with our independent registered public accounting firm the results of its audit and of its interim quarterly reviews and the overall quality of our accounting policies. Our independent registered public accounting firm assists management, as necessary, in updating the Audit Committee concerning new accounting developments and their potential impact on our financial reporting. The Audit Committee also meets regularly with our independent registered public accounting firm without management present. The Audit Committee reviews and discusses with management our annual audited financial statements and quarterly financial statements, including our disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Audit Committee also meets with our management, without our independent registered public accounting firm present, to discuss management’s evaluation of the performance of the independent registered public accounting firm.

The Audit Committee also meets regularly with our internal audit staff to discuss our internal audit process and the results of ongoing or recently completed internal audits.

With respect to fiscal 2011, the Audit Committee:

•	reviewed and discussed our audited financial statements with Deloitte & Touche LLP and with management;

•	discussed with Deloitte & Touche LLP the scope of its services, including its audit plan;

•	reviewed our internal control processes and procedures;

•	discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 114, The Auditor’s Communication With Those Charged With Governance, as amended;

•

reviewed the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and discussed with Deloitte & Touche LLP their independence from us and our management; and

•	approved the audit and non-audit services provided by Deloitte & Touche LLP during fiscal 2011.

Based on the foregoing review and discussions, the Audit Committee recommended to the Company Board that the audited financial statements be included in our Annual Report on Form 10-K for fiscal 2011. The Audit Committee also evaluated and reappointed Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2012.

Pursuant to Section 404 of the Sarbanes-Oxley Act, management is required to prepare as part of our 2011 Annual Report on Form 10-K a report by management on its assessment of our internal control over financial reporting, including management’s assessment of the effectiveness of such internal control. Deloitte & Touche LLP has issued an audit report relative to internal control over financial reporting. During the course of fiscal 2011, management regularly discussed the internal control review and assessment process with the Audit Committee, including the framework used to evaluate the effectiveness of such internal controls, and at regular intervals updated the Audit Committee on the status of this process and actions taken by management to respond to issues identified during this process. The Audit Committee also discussed this process with Deloitte & Touche LLP. Management’s assessment report and the report of our independent registered public accounting firm are included as part of the 2011 Annual Report on Form 10-K.

Audit Committee

Of the Company Board

John W. Gleeson (Chairperson)

Marjorie L. Bowen

Andrew H. Madsen

Susan M. Swain

June 27, 2012

AUDIT FEES AND SERVICES

The fees paid or payable for services rendered by Deloitte & Touche LLP and its affiliates (collectively “Deloitte & Touche”) for fiscal 2011 and 2010 are as follows:

	Fee Category
Fiscal Year Ended	2011	2010
Audit Fees(1)	$2,039,260	$1,532,000
Audit-Related Fees(2)	$130,360	$210,000
Tax Fees(3)	$164,540	$186,344
All Other Fees(4)	$2,200	$2,200
Total Fees	$2,336,360	$1,930,544

(1)	“Audit fees” consist of fees for professional services performed for the audit of our annual financial statements and the audit of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, review of quarterly financial statements, and services that are normally provided by Deloitte & Touche and out-of-pocket expenses in connection with certain statutory or regulatory filings or engagements.
(2)	“Audit-related fees” consist of fees for employee benefit plan audits and the audit of Talbots Classics National Bank.
(3)	“Tax fees” consist of fees for tax planning, compliance and advisory services.
(4)	“All other fees” consist of fees for access to the Deloitte Accounting and Research Tool (DART).

Pre-approval Policy

The Audit Committee has established a policy concerning the pre-approval of the audit and non-audit services to be provided by the independent registered public accounting firm to the Company. The policy requires that all services to be performed by Deloitte & Touche, including audit services, audit-related services and permitted non-audit services, be pre-approved by the Audit Committee. Specific services provided by the independent registered public accounting firm are regularly reviewed in accordance with the pre-approval policy. At subsequent Audit Committee meetings, the Audit Committee receives updates on services being provided by the independent registered public accounting firm, and management may present additional services for approval. The procedures permit limited amounts of services to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis (CD&A) provides you with a detailed description of our executive compensation philosophy and programs. The CD&A focuses on the compensation of the following named executive officers (NEOs) for fiscal year 2011:

•	Trudy Sullivan, President and Chief Executive Officer[1];

•	Michael Scarpa, Chief Operating Officer, Chief Financial Officer and Treasurer;

•	Richard T. O’Connell, Jr., Executive Vice President, Real Estate, Legal, Store Planning & Design and Construction and Secretary;

•	Gregory Poole, Executive Vice President, Chief Supply Chain Officer;

•	Lori Wagner, Executive Vice President, Chief Marketing Officer; and

•	Michael Smaldone, former Chief Creative Officer[2].

Compensation Committee Objectives

The Company’s compensation programs are intended to attract, motivate and retain executive talent, to appropriately reward performance that achieves the strategic and financial targets established by the Compensation Committee based on approved strategic and financial goals approved by the Company Board, and to align compensation with the long term interests of our shareholders.

We are in a turnaround, and the Compensation Committee has sought to balance the need to structure our incentive compensation program around achieving those particular financial and strategic performance goals that are most important to creating long-term shareholder value, while at the same time attracting and retaining the senior executives most responsible for carrying out and achieving our turnaround and shareholder value creation.

2011 Advisory Vote on Executive Compensation

At the Company’s annual shareholders’ meeting held on May 19, 2011, approximately 53% of shareholders voting on our “Say on Pay” advisory proposal voted against the executive compensation for our NEOs set forth in our 2011 Proxy Statement. The views of our shareholders are important to us, and the Company Board and our Compensation Committee promptly took action to assess and respond to the Company’s pay practices in light of these voting results.

•

Shareholder Outreach. As part of the Company Board’s and Compensation Committee’s assessment of the Company’s pay practices, management implemented a significant shareholder outreach, contacting a number of institutional investors to obtain a better understanding of and insight into their views on our compensation practices and their concerns. While shareholders recognize that the Company continues to operate in a turnaround in a very difficult and highly competitive retail environment, shareholders were particularly concerned with the following issues, which the Company believes resulted in the voting outcome for 2011:

[1]	Trudy Sullivan will be retiring from the Company.
[2]	Michael Smaldone departed from the Company in September 2011.

•	A disconnect between executive pay and performance;

•	The one-time special financing award made by the Compensation Committee in 2010 to certain of our executives including our CEO; and

•

The 2010 year-over-year increase in total CEO compensation, which included the one-time special financing incentive award and the fair value of the CEO’s 2010 LTIP equity incentive award (restricted stock) compared to the fair value of her 2009 LTIP equity incentive award (stock options).

The Compensation Committee and the Company have since taken the following actions in response:

•	No 2012 salary increases were made for any NEO.

•

Our 2012 annual incentive financial performance goals are tied to achieving significant progress in operating results. The financial performance goals under our 2012 annual incentive plan are based on our achieving significant improvement in:

•	Adjusted operating income from ongoing operations;

•	Adjusted Return on Invested Capital, or “ROIC” (adjusted operating income from ongoing operations, divided by average indebtedness for borrowed money and average equity); and

•	Year-over-year revenue growth from ongoing comparable stores and from our direct business.

Financial performance goals under the 2011 annual incentive plan were not met and therefore no awards were made for fiscal 2011.

•	No equity incentive grant was made to our CEO for 2012.

•

The Long-Term Incentive Plan (LTIP) for 2012 was revised to consist entirely of Performance Restricted Stock Units (PSUs). The PSUs are tied to financial performance goals based on adjusted operating income from ongoing operations for fiscal 2012.

•	All stock options and time-based restricted stock awards were eliminated for the 2012 LTIP.

•

A “double trigger” was added to the 2012 LTIP equity incentive grants in the case of a change- in-control, meaning that there is no “automatic” vesting upon any change-in-control. Therefore, in the event of a change-in-control, PSUs convert to equity or cash value awards, at target values, and are subject to continued post change-in-control service vesting with possible subsequent acceleration in the event of a qualified termination of employment.

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Excise tax gross ups will be eliminated entirely with the planned retirement of our CEO in 2012. The only officer of the Company with an excise tax gross-up has been our CEO, pursuant to her original 2007 employment agreement. The Committee does not intend to offer any new excise tax gross-ups.

•

No further “Special” Incentive Awards have been granted outside of our normal long-term incentive program. The special financing incentive award made in 2010 was a one-time incentive award based on the consummation and completion of the April 2010 BPW merger transaction which the Committee considered to be critical to the Company’s liquidity and financial position and this one-time award was based on the achievement of this important milestone. No comparable incentive award has been awarded outside of our normal long-term incentive program.

Executive Summary

2011 Business Highlights and Changes in Management

In fiscal 2011, the Company’s financial results were well below our expectations. We made continued progress in implementing our strategic initiatives designed to improve profitability. Some of these initiatives included:

•	Continued enhancements and adjustments to our product assortment to better resonate with our core customer;

•	Accelerated our store rationalization plan, identifying approximately 110 stores for closure, and closing 82 locations in 2011;

•	Completed the refresh and reimage of approximately 70 locations to date, including consolidations and downsizings, or approximately 15% of year-end square footage;

•	Continued expansion of our upscale outlet channel, opening 18 new locations in fiscal 2011 and ending the fiscal year with 43 upscale outlets;

•	Increased capital resources with a new $75 million term loan and extension of our $200 million secured revolving credit facility; and

•	Identified and began implementing approximately $40 million of an anticipated $50 million annualized cost reduction initiative to be completed in fiscal 2012.

Despite these efforts, our results for fiscal 2011 reflected challenging performance in a number of our merchandise categories and the impact of significant promotional activity.

In December 2011, we announced that the Company Board had begun the process of identifying a successor for our CEO who is retiring from the Company.

Overview of Fiscal 2011 Compensation

The results of our Say on Pay vote were only available after our 2011 Compensation Program had been established. However, actual fiscal 2011 compensation at the executive level was significantly lower than for fiscal 2010, due to the fact that operating performance fell significantly below expectations, and the incentive award values correspondingly declined as a function of the performance-based nature of our incentive compensation program.

For 2011, the Compensation Committee froze base salaries for our executive officers. In addition, the compensation received under the other two principal elements of our incentive compensation program — annual cash incentive opportunity and long-term incentive opportunity – were each significantly reduced year-over-year. Moreover, the Compensation Committee implemented certain changes in the 2011 executive compensation program to better align goals and rewards with actual Company performance, which resulted in the following:

•	Consistent with the Company’s performance, the Committee approved no salary increase in 2011 or in 2012 for our CEO or any other NEO;

•	No salary increase for our CEO since her hire date in 2007; and

•	Financial performance goals established by the Committee under the 2011 annual incentive plan were not met and therefore no awards were made for fiscal 2011.

In addition, there were no general salary increases from 2007 through mid-2010 for any of our executive officers (other than for promotions or significant changes in responsibilities), at which point a conservative merit increase was approved.

Base Salary

•

After considering our operating performance and our goal of further fostering a pay-for-performance approach, the Compensation Committee made no salary increases in 2011 for our executive officers, including our CEO, consistent with management’s recommendation.

•	The salary of our CEO has not been increased since she first joined the Company in 2007, and was positioned below market median going into 2011. (See “2011 Market Positioning” below.)

2011 Annual Cash Incentive Opportunity (MIP)

•

In fiscal 2011, the Committee approved an additional performance measure under the 2011 MIP based on Company “Revenue Growth”, which combined with the existing performance measures for adjusted operating income from ongoing operations and adjusted ROIC as used under the 2010 MIP, was intended to further strengthen the tie between our executive pay and overall Company performance.

•

Since the Company did not meet the threshold financial target for adjusted operating income from ongoing operations under our 2011 MIP, none of the Company’s executives received a cash bonus under the MIP for fiscal 2011 performance.

2011 Long-Term Incentive Opportunity (LTIP)

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The total fair value of equity granted in 2011 to our CEO under our LTIP was approximately 32% less than granted to our CEO in 2010. The range percentage of total fair value of equity granted in 2011 to our NEOs under our 2011 LTIP was approximately 25% to 32% less than the total fair value of equity granted to those same NEOs in 2010.

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The grant date fair value of the 2011 LTIP equity incentive grant for our CEO was below the survey market 25th percentile (based on a survey review by the Compensation Committee’s independent consultant provided in early 2012). The grant date fair value of the 2011 LTIP equity incentive awards for our other NEOs were positioned at or below the survey market median of that survey review.

•	The mix of 2011 LTIP equity awards was modified to add more “variable compensation risk” to the program. In fiscal 2010, equity grants under our LTIP program had been made in the form of time-based vesting restricted stock. In fiscal 2011, 60% of the total fair value was made in the form of stock options, which have no realized value unless the share price appreciates above the grant date option exercise price, and 40% of the total fair value was made in the form of time-based vesting restricted stock.

2011 Year-over-Year Decrease in Total Compensation

Collectively, the above actions resulted in a year-over-year reduction of approximately 53% in total compensation for our CEO as reported in the Summary Compensation Table in this Information Statement and a reduction of approximately 42% and 54% for those other officers who are identified as NEOs in our 2011 Form 10-K/A filed with the SEC on May 29, 2012, and who served throughout fiscal 2010 and fiscal 2011. For fiscal 2011, our CEO’s total annual compensation (base salary + bonus) and total direct compensation (base salary + bonus + 2011 LTIP value) were both positioned well below the survey market 25th percentile based on a market survey review by the Compensation Committee’s consultant provided in early 2012.

Share ownership guidelines were adopted in 2011, requiring substantial ownership levels of Company stock by executives

In fiscal 2011, the Compensation Committee adopted executive stock ownership guidelines, which apply to our NEOs as well as other senior executives in the Company. The guideline for the CEO for holding Talbots equity and equity equivalents is 5x base salary, to be achieved generally over 5 years. (See description below under “Executive Stock Ownership Guidelines”.)

Realized Pay Table

The table below supplements the Summary Compensation Table that appears in this Information Statement and demonstrates how our compensation program addresses a pay-for-performance approach. This table shows the compensation actually realized in fiscal years 2011, 2010 and 2009 by each officer identified as a NEO in our 2011 Form 10-K/A and who served throughout those fiscal years. This supplemental table also illustrates the impact that our below-target operating performance and stock price in fiscal 2011 had on realized compensation by facilitating a comparison of fiscal 2011 realized compensation with fiscal 2010 and fiscal 2009 realized compensation. This table is not intended to supersede or serve as a substitute for the Summary Compensation Table included in this Information Statement, and should be read in conjunction with the Summary Compensation Table and all other tables and narrative disclosure provided in this Information Statement.

Realized Pay Table

Name	Year	Base Salary ($)	MIP Bonus ($)	Other Bonuses ($)	Options, Restricted Stock Awards and Restricted Stock Unit Awards Vested in Fiscal Year(1) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(2) ($)	Total Compensation Realized ($)
Trudy F. Sullivan	2011	1,000,000	—	—	1,418,291	62,841	203,293	2,684,425
	2010	1,000,000	936,000	500,000	3,143,389	30,478	183,512	5,793,379
	2009	1,000,000	—	240,000	277,720	47,144	1,376,529	2,941,393
Michael Scarpa	2011	825,000	—	—	957,350	—	145,346	1,927,696
	2010	798,077	625,000	416,700	1,223,438	—	146,568	3,209,783
	2009	775,000	—	387,500	355,000	—	151,358	1,668,858
Richard T. O’Connell, Jr.	2011	525,000	—	—	834,658	330,670	65,628	1,755,956
	2010	511,538	300,000	333,300	918,835	295,357	68,831	2,427,861
	2009	474,771	—	75,000	52,138	269,585	60,111	931,605
Gregory Poole	2011	600,000	—	—	336,777	—	32,164	968,941
	2010	586,538	350,000	83,300	450,093	—	26,337	1,496,268
	2009	575,000	—	90,000	50,138	—	23,518	738,656
Lori Wagner	2011	625,000	—	—	324,877	—	23,942	973,819
	2010	611,538	230,000	83,300	475,606	—	25,119	1,425,563
	2009	600,000	—	60,000	22,925	—	20,018	702,943

(1)	Amounts shown represent the aggregate value of all stock options, restricted stock awards and restricted stock units that vested during the applicable fiscal year, regardless of when the awards were granted. The value of vested stock options is calculated by multiplying the number of shares vested by the positive difference, if any, between the exercise price and the closing price of Talbots common stock on the vesting date without regard to actual option exercise activity. The value of vested stock awards is calculated by multiplying the number of shares vested by the closing price of Talbots common stock on the vesting date. The amounts shown for equity awards and change in the value of pension are not necessarily amounts actually received by the executive during the fiscal year.
(2)	Amounts shown equal the amounts reported in the “All Other Compensation” column of the Summary Compensation Table.

The primary difference between this supplemental table and the standard Summary Compensation Table is the method used to value stock options and stock awards. SEC rules require that “grant date fair value” of all stock options and stock awards be reported in the Summary Compensation Table for the year of grant. As a result, a significant portion of the total compensation amounts reported in the Summary Compensation Table relates to stock options and stock awards that have not vested and for which the actual value is therefore uncertain (and, for stock options, could potentially have no value). In contrast, the supplemental table above includes only the potential actual value to the NEO related to stock options and stock awards that vested during the applicable fiscal year, regardless of when the awards were granted, and shows the actual value of those awards as of the vesting date. It should be noted that there is no guarantee that the NEOs will actually realize the value attributed to these awards even in this supplemental table, since the ultimate actual value of the stock options will depend on when the shares underlying the stock options are liquidated and for stock awards when the restricted shares are liquidated.

Role of the Compensation Committee, Management and Compensation Consultants

Our Compensation Committee, consisting solely of independent members of the Company Board, is responsible for establishing and administering the compensation program for our executive officers. The Committee is also responsible for ensuring that the total compensation paid to our executive officers is both competitive and performance-driven. Since 2002, the Compensation Committee has engaged Pearl Meyer & Partners (PM&P) to review our executive compensation program and to recommend any changes. PM&P is retained exclusively by the Compensation Committee.

The Compensation Committee obtains from its compensation consultant specific data and information concerning executive compensation practices, including:

•	Market data, compensation levels, structure and practices from a peer group and retail industry executive compensation surveys;

•	Recommendations on compensation programs, competitive pay, pay mix, annual and long-term incentive opportunity information and alternatives, and changes in the competitive marketplace; and

•	Recommendations concerning proposed long-term equity incentive award structure and levels.

The Compensation Committee also receives recommendations from our Chief Executive Officer and our senior human resources officer on proposed pay arrangements, proposed new executive hire compensation packages, pay mix, performance evaluations, changes in executive responsibilities, proposed annual compensation levels and proposed allocations of long-term equity award grant values and mix, but all decisions are ultimately made in the best judgment and discretion of the Committee. The Committee also receives recommendations from our CEO and our COO/CFO on proposed performance measures and financial targets under our annual cash incentive program and, as applicable, our LTIP.

The Compensation Committee considers all of this information and makes its decisions and judgments based on what it considers to be appropriate and in the best interest of our shareholders.

2011 Market Positioning

Each year, the Compensation Committee reviews and approves recommendations for pay changes for the CEO and each member of the Company’s senior leadership team, including the NEOs. On an annual basis, the Compensation Committee requests that the Committee’s independent compensation consultant, PM&P, develop competitive pay levels from both publicly-filed proxy data from the peer group and retail industry survey data and present it to the Committee. Each year, the Committee asks PM&P to update the competitive analysis for each of these positions. PM&P works with the Company’s senior human resources officer to ensure a proper understanding of the roles and responsibilities of each position reviewed.

Early in 2011 PM&P reviewed with the Committee compensation data relative to our CEO and ten other senior executive positions, including each of our NEOs. With the Company in a strategic turnaround mode, competitive data prepared by its compensation consultant has provided only one market data point among other factors considered by the Committee in making its compensation decisions.

In assembling competitive data against which to review Talbots executive pay for Talbots CEO and the other senior executives included in the reviewed group, the Committee’s independent compensation consultant used:

•	Compensation data from public filings of the peer group (comprised of 14 retail companies)*

•	Retail industry survey data**

Using the above data points, PM&P determined market consensus median as well as 25th percentile and 75th percentile pay levels, for each executive position. For Talbots CEO, COO/CFO and EVP/Chief Supply Chain Officer, the blend of market data was approximately one-half public filing information of the peer group and approximately one-half industry survey data; for Talbots Chief Creative Officer, who has since separated from the Company, the data used was based on public filing information of the peer group; and for all other Talbots executives in the reviewed group, market consensus was based on the industry survey data. The Compensation Committee did not rely on, and did not consider material, the specific data points provided by the underlying companies participating in such surveys.

*	The retail companies in this group were:

Abercrombie & Fitch	Coldwater Creek	Nordstrom, Inc.
American Eagle Outfitters	The Gap	Polo Ralph Lauren
Ann Inc.	J. Crew Group	Tiffany & Co.
Chico’s FAS	Liz Claiborne	Williams-Sonoma
Coach	Macy’s

**	The retail industry surveys reviewed by PM&P include: (i) Kenexa Specialty Retail Compensation Survey; (ii) HayGroup Retail Executive and Management Total Remuneration Report; and (iii) Towers Watson Top Management Compensation Survey Report.

The Compensation Committee believes that this peer group for executive compensation review purposes consists of companies with which the Company competes for executive talent and which more closely resemble our customer profile and operate primarily within the higher-end fashion retail market. The Committee also recognized, however, that historically total Company sales has been used to establish the comparator peer companies and that median 2009/2010 sales for the peer group were approximately $3.0 billion compared with $1.2 billion for Talbots. The Compensation Committee likewise recognized that, in providing market check data in reviewing executive compensation levels, PM&P also utilizes broader retail survey data. The Compensation Committee expects to continue to consider the makeup of the peer group.

Base salaries. Going into 2011, the market consensus positioning of our top eleven executive positions as a group was on average slightly above market median and below the 75th percentile. The salary of our CEO, which has not increased since our CEO first joined the Company in 2007, was positioned just below market median, with two NEOs at approximately market median, one NEO between market median consensus and the 75th percentile and two NEOs at or above the 75th percentile.

In setting base salary levels, the Committee takes into account external market factors (what our peer group companies pay for similar positions), internal parity, the level of experience and skill of each executive, individual performance and, for new hires from outside of the Company, the executive’s compensation at his or her prior employer. Thereafter, other than in connection with promotions or significant changes in responsibilities, increases in base salary are generally based solely on merit. The Committee believed that this position was appropriate as it reflected, for our CEO and our new executives hired over the past four years, the level of competitive compensation required to attract these executives, and with respect to our other executives, their tenure with us.

“Targeted” total annual compensation (salary and “target” potential annual incentive plan compensation “opportunity”) for our top eleven executive positions as a group was on average positioned above market median and below the 75th percentile of market consensus, and our CEO’s “targeted” total annual compensation was below market median. Two NEOs were +/- 15% of market median, two NEOs were above market median and one NEO was above the 75th percentile. However, “actual” total annual compensation including salary and the actual incentive payout for 2010 performance for this executive group was on average at approximately market consensus median. Our CEO’s “actual” total annual compensation (including salary and actual incentive payout) was positioned at the 25th percentile.

Total direct compensation (base salary, actual annual incentive payout for 2010 performance, and the fair value of our 2010 long-term equity incentive award) for our top eleven executive positions was on average below market median, with three NEOs within +/- 15% of market median, one NEO between median and the 75th percentile of market consensus, and one NEO below median of market consensus. Our CEO’s total direct compensation was positioned at the 25th percentile and 40% below market median.

Elements and Mix of Our Executive Compensation Program

Our executive compensation program consists of the following principal elements:

•	Base salary;

•	Annual cash incentive opportunity (or MIP); and

•	Long-term equity incentive opportunity (or LTIP).

In designing our overall program, the Compensation Committee applies the following principles:

Balance between short-term and long-term incentives. Our incentive program is balanced between our annual MIP cash incentive program, which ties payment to the achievement of annual financial goals, and our equity based LTIP that allows the Committee to grant different types of equity awards, including stock options, restricted stock and other stock-based awards. Equity grants are intended to provide long-term compensation tied specifically to increases in the price of the Company’s stock, thereby aligning interests of executives and shareholders.

The Committee believes that a substantial portion of each senior executive’s compensation should come from incentive pay and be “at risk”. For fiscal 2011, 76% of our CEO’s total direct compensation, at target performance, was variable compensation linked to our performance. For our other NEOs, on average 60% of total direct compensation, at target performance, was variable compensation linked to our performance:

As described further below, in 2011 the Company modified the equity awards granted under its LTIP to include 60% of the grant value in the form of stock options and 40% in restricted stock. In 2012, the Compensation Committee further modified the LTIP to provide equity incentive awards consisting entirely in the form of Performance Restricted Stock Units, with no stock options or time-based vesting restricted stock awards provided as part of the 2012 LTIP.

Competitiveness in the Marketplace. To ensure that we are competitive in both attracting and retaining our senior executives, the Committee reviews compensation and pay mix with our independent compensation consultant and against compensation survey data (see “2011 Market Positioning”). The target mix between annual and long-term incentives was approved by the Committee with the goal of improving both the Company’s annual financial performance (with 2011 annual financial goals represented primarily by adjusted operating income from ongoing operations, adjusted return on invested capital, and revenue growth from ongoing comparable stores and our direct channel) and long-term shareholder value creation (using equity incentive awards, rather than cash awards, to align better with the interests of our stockholders). This mix has been balanced by the Committee in this fashion to motivate both the achievement of the annual financial goals and to support our long-term strategic plan to increase shareholder value.

Compensation Elements

2011 Base Salary

We pay our executive officers a base salary as part of a competitive compensation package. The Compensation Committee reviews the salaries of our executive officers annually, as well as at the time of new appointments or promotions.

In setting base salary levels, the Committee takes into account external market factors (what our peer group companies pay for similar positions), internal parity, the level of experience and skill of each executive, individual performance and, for new hires from outside of the Company, the executive’s compensation at his or her prior employer. Thereafter, other than in connection with promotions or significant changes in responsibilities, increases in base salary are generally based solely on merit. The Committee believed that this positioning was appropriate as it reflected, for our CEO and our new executives hired over the past four years, the level of competitive compensation required to attract these executives, and with respect to our other executives, their tenure with us.

After considering our operating performance, senior management recommended to the Committee, and the Committee made, no salary increases in fiscal 2011 for any of our executive officers, including our CEO.

2011 Annual Cash Incentive Program (MIP)

Our Management Incentive Program, the “MIP”, is an annual cash incentive opportunity for executives that provides awards for achievement of Company financial performance goals and individual goals. Company financial performance goals are established by the Compensation Committee at the beginning of the fiscal year for payment the following year, based upon level of achievement. The Compensation Committee believes that achieving our annual business and financial objectives are important to executing our business strategy and delivering long-term value to shareholders.

In February 2011, the Compensation Committee approved three financial performance measures for the 2011 MIP: (i) adjusted operating income from ongoing operations (which excludes impairment, restructuring, merger-related charges, strategic initiative costs, changes in litigation accruals and extraordinary items); (ii) adjusted return on invested capital (which is adjusted operating income, as defined above, divided by average indebtedness for borrowed money plus average equity); and (iii) revenue growth (which is fiscal year 2011 revenue from ongoing comparable stores and from our direct business over such revenue for fiscal 2010). Revenue growth was an additional component of the MIP performance goals in 2011, and was included to align compensation also to top-line financial results at the Company.

The performance measure for adjusted income from ongoing operations was weighted at 35%, adjusted ROIC at 20% and revenue growth at 25%. This weighting was based on the Committee’s judgment that adjusted operating income from ongoing operations represented the primary financial metric to measure the Company’s achievement during its continued turnaround efforts in 2011, as well as reflecting the Company Board’s and management’s continuing emphasis on returning to profitability.

Our financial performance measures, as well as the relative weighting of performance measures, will continue to be reviewed by the Committee each year and may change based on the input and recommendations of the Company Board and management as well as the Committee’s own judgment as to the most important performance measures in achieving the Company’s strategic and operational goals. Target performance for each of the financial measures was established at a level equal to the Company Board-approved operating plan for 2011.

2011 MIP Performance Goals

Measures	Goals ($ thousands)			Weight	Actual Award Earned
	Threshold	Target	Maximum
Adjusted Operating Income from Ongoing Operations[1]	$33,375	$41,719	$50,062	35%	$0
Adjusted Return on Invested Capital (“ROIC”)[2]	15.7%	19.2%	22.6%	20%	$0
Total Revenue Growth[3]	5%	7%	10%	25%	$0
Individual/Business Unit	-- specific to individual --			20%	$0

[1]

Excludes impairment charges, restructuring charges, merger-related costs, costs and charges related to store re-image initiative, store segmentation initiative, store rationalization/store closings initiative, changes in litigation related accruals and extraordinary items.

[2]	Adjusted ROIC = adjusted operating income from ongoing operations (as defined above) ÷ (average debt + average equity).
[3]

Total Revenue Growth = FYE 2011 revenue – FYE 2010 revenue divided by FYE 2010 revenue. As to stores revenues, only comparable stores are included and stores closed or contemplated for closure are excluded for the full period.

Each performance measure category is computed independently of the other performance measures, and achievement against any one performance measure does not affect payout against any other performance measure. Actual achievement below “threshold” for any performance measure results in no award for that performance measure. Actual achievement above “threshold” and below “target”, or above “target” and below “maximum”, for any MIP performance measure would result in an incremental award for that performance measure. If actual achievement was below “threshold” for adjusted operating income from ongoing operations, no annual cash incentive award would be payable for any of the MIP performance measures.

For fiscal 2011, because “threshold” level was not achieved for adjusted operating income from ongoing operations, no awards were made to executives under the 2011 annual cash incentive program.

2011 Participant Target Rates

The individual target award percentages under the MIP are established generally at market median against market consensus data considered by the Committee’s compensation consultant as follows:

Executive	Target Award Percentage	2011 Actual Award Earned as % of Salary
Ms. Sullivan	150% of base salary	0%
Mr. Scarpa	100% of base salary	0%
Mr. O’Connell	75% of base salary	0%
Mr. Poole	75% of base salary	0%
Ms. Wagner	50% of base salary	0%
Mr. Smaldone	90% of base salary	0%

For each financial performance measure, a participant earns 50% of his or her target award if actual achievement equals “threshold”; 100% of his or her target award if achievement is equal to or above “target” performance; and 200% of his or her target award if achievement is equal to or above “maximum” performance. The Committee believed that this potential maximum award, if achieved against the maximum performance goals set by the Committee, would provide significant upside opportunity to participants for achieving outstanding performance and at the same time would generate material incremental value to our shareholders. Our CEO’s target award opportunity was changed by the Committee for fiscal year 2011 from 120% to 150%, as additional incentive to achieve superior results, with no payout if achievement is below threshold results.

Individual Performance

The Committee considers individual performance under the MIP, accounting for 20% of the weighting. Due to tax reasons, under the MIP executive officers are initially provided a maximum rating for individual performance. The Committee then considers the individual’s performance in his or her areas of responsibility and, based on the Committee’s own judgment and the recommendations of the CEO (other than as to the CEO’s own performance), the Committee will then generally adjust downward any MIP computed award for that executive officer.

The Committee considers the CEO’s evaluations on the performance of each of our executive officers (other than the CEO) and may approve or adjust, in its judgment, the CEO’s compensation recommendations. The Committee’s review is not formulaic and is based on the Committee’s judgment of the operational and financial performance in each NEO’s specific area of responsibility, as reported on to the full Company Board by the CEO and other NEOs from time-to-time, and recommendations from the CEO, other than with respect to the CEO’s own performance.

No Payouts under the 2011 Plan

In January 2012, the Committee determined that the Company’s fiscal 2011 financial results were below the established plan goal for adjusted operating income from ongoing operations, as well as for all performance metrics, and accordingly no payouts were made under the MIP.

2011 Long-Term Incentive Program (LTIP)

The Compensation Committee has historically used equity awards for its long-term incentive program. The Committee believes that:

•	equity awards align management with shareholder interests; and

•	the potential for value appreciation over time, combined with vesting over a period of years, promotes retention and management stability.

How Awards are Determined

Our long-term equity incentive awards have historically been made annually at the discretion of the Compensation Committee. The Committee determines, with the assistance of its outside consultant and input from our CEO and senior human resources officer, the form of and the amount of the equity award to be granted to executive officers, including the CEO. The CEO provides specific recommendations regarding grants to executives (other than herself) and other eligible employees. The Committee reviews such input and recommendations and determines all final equity awards to all eligible employees.

In February 2011, the Committee approved equity grants to management under its 2011 long-term incentive plan. In determining what equity awards to make in a given year, the Committee weighs competitive positioning, Company performance and stock price performance, annual equity grant rates (i.e., run rates and dilution), and availability of shares under our shareholder approved plan. These considerations for 2011 resulted in equity grants in the bottom quartile of the survey market compensation value for our CEO and our COO/CFO, and below median market value for our other NEOs who served throughout fiscal 2011.

The 2011 equity grants were made to executives and eligible associates as a mix of stock options (60%) and restricted stock (40%). Stock options made up a higher balance of the fiscal year 2011 equity award because stock options add more variable compensation risk to the program, as the executives and eligible associates are only rewarded if the market price of Talbots stock increases above the grant date exercise price, and stock options have no value if the stock price does not increase above the option exercise price. Restricted stock was also utilized, although at a lower percentage than stock options, because it provides readily valued securities at the time of grant, and provides incentive to increase share price and align with shareholder investment risk. The restricted stock and stock options each vest over three consecutive years in equal annual increments.

Values of the LTIP 2011 equity incentive grants were generally targeted to match values of the 2010 equity incentive grants. However, the restricted stock grants, in terms of matching to proposed target values, were purposely based by the Committee on the 90-day average Talbots share price determined as of fiscal year end 2010, rather than the share price on the date of grant, which resulted in lower actual grant date fair values due to the decrease in share price between fiscal year end and the grant date. Stock option target values were based on Black-Scholes values.

The Committee believes that an equity-based LTIP award creates the necessary alignment between our senior executives and shareholders, is intended to make it more likely to produce long-term value and share price appreciation, and provides our senior executives with long-term investment risk based on our performance.

The 2012 LTIP program consists entirely of performance restricted stock units, with no stock options or restricted stock (See “2011 Advisory Vote on Executive Compensation” above).

Pension Freeze/Retirement Benefits

As part of our continued cost containment efforts and to align our programs with evolving market practices, the Company Board made the decision in 2009 to freeze our defined benefit pension plans. As a result, all future benefit accruals under our defined benefit pension programs ceased for all participants and existing accrued pension benefits under those plans were frozen.

All of our executive officers are eligible to participate in our tax-qualified 401(k) plan (our RSVP). All of our executive officers are also eligible to participate in our Supplemental Savings Plan and our Deferred Compensation Plan, which are non-qualified defined contribution plans. As part of our cost reduction program, we suspended matching contributions under these plans for 2009. In 2010, the Compensation Committee decided to re-implement matching contributions to our RSVP, but only at 50% of the prior contribution level, which continued throughout 2011.

Executive Severance Arrangements

Under her 2007 employment agreement, our CEO is entitled to two times base salary plus two times annual target bonus in the event her employment is terminated without cause or for good reason either prior to or following a change-in-control. This severance protection was negotiated with our

CEO and was consistent with the finding of the Committee’s independent compensation consultant that this severance benefit was reasonable for a CEO in light of general industry practices.

Our CEO has a right to a potential tax gross-up on any change-in-control, which was included in her original 2007 employment agreement. No other Talbots executive has any change-in-control tax gross-up provision. The Compensation Committee does not intend to provide any such change-in-control tax gross-up in any other future executive agreements, including for the CEO.

In 2007, the Compensation Committee also approved a severance program for senior executives at the level of senior vice president and above. Under this program, covered executives became entitled to severance protection of 1.5 times base salary (EVP level) or 1.0 times base salary (SVP level), plus health and welfare benefits for the severance period at the executive’s same participation rate. The Committee, working with our CEO and our senior human resources officer, believed that severance protection for this executive group was important in order to allow the management team to remain focused on their responsibilities in a time of turnaround. The level of severance protection was determined based on the recommendation of our CEO following a review of severance practices in the retail industry and general market data considered by Towers Watson & Co., which provides compensation consulting services for our management.

Each of our NEOs (other than our CEO who is covered under her employment agreement) also has a change-in-control agreement which provides twelve months’ severance (salary plus target bonus) and benefits continuation in the event employment is terminated without cause and, in the case of Mr. Scarpa, in the event of a termination for good reason, within twelve months following a change-in-control. If severance is provided under this agreement, no severance protection would apply under our general severance program.

Personal Benefits

Our executive compensation program provides perquisites that the Committee believes are competitive and reasonable.

Our CEO is entitled to an annual allowance under her 2007 employment agreement, including commuting expenses between her residence in New York and our Massachusetts headquarters as well as a housing allowance so long as she maintains both a New York and Boston residence, provided the total annual amount of such allowance in any year does not exceed $250,000 to which she is entitled under her agreement (of which $165,684 was used in 2011). The Committee considered this benefit package reasonable for a CEO in this industry based on discussions with its compensation consultant and the need for the CEO to spend substantial periods of time between New York and our headquarters.

Our other executive officers are entitled to receive financial counseling ranging from $2,500 to $3,500 annually, and each of our executive officers is also entitled to an auto allowance benefit, spread over two years, of between $39,700 and $42,000. In connection with the negotiation of his 2008 employment agreement and based on his spending considerable time between our New York and Hingham, Massachusetts locations, our COO/CFO is entitled to a housing allowance of $10,000 per month unless and until he relocates to the Hingham area.

Other 2011 Compensation Matters

Trudy Sullivan’s Separation Agreement

On December 5, 2011, the Company announced that Trudy Sullivan, President and CEO, will retire from the Company. Ms. Sullivan will continue to serve as President, Chief Executive Officer and a member of the Company Board until her retirement.

On December 4, 2011, the Company entered into a Separation Agreement with Ms. Sullivan that provides, as required by her existing employment agreement with the Company, dated June 28, 2007, as amended June 16, 2009, she will receive the following payments and benefits following her retirement date: (i) cash severance of $5,000,000, which equals two times the sum of her current base salary of $1,000,000 and target bonus of $1,500,000, payable in equal installments over the 24-month period following the retirement date (or, if a change-in-control were to occur prior to her retirement date, in a lump sum); (ii) the opportunity for a pro rata annual bonus for the fiscal year in which the retirement date occurs; (iii) continued medical, dental, disability and life insurance for up to 24 months following her retirement date; (iv) accelerated vesting under the Company’s Supplemental Executive Retirement Plan; (v) accelerated vesting of stock options; and (vi) 24 months of continued vesting of restricted stock. Ms. Sullivan continues to participate in the 2012 MIP prior to her retirement. No equity grants were made to her in 2012. The severance payments and benefits are subject to Ms. Sullivan’s execution and non-revocation of a waiver and release. Ms. Sullivan will continue to be subject to post-employment non-disclosure, non-solicitation of employees, vendors and suppliers, non-disparagement, non-competition and cooperation covenants.

All payments or benefits owed to Ms. Sullivan upon her departure from the Company are further described in the section “Potential Payments Upon Termination or Change-in-Control”.

Executive Stock Ownership Guidelines

In order to align executives’ interests with the interests of our shareholders, in 2011 the Compensation Committee adopted executive stock ownership guidelines, which apply to all of our NEOs as well as other senior executives in the Company. Executives are required to accumulate and hold a targeted number of shares of Talbots common stock or stock equivalents having a value established through a multiple of base salary. The multiples of base salary for our senior executives, including NEOs, are as follows:

CEO	5x base salary
COO/CFO and CCO	3x base salary
Executive Vice Presidents (EVPs)	2x base salary

The Committee’s objective is to have executives reach their ownership guideline not later than five years after implementation of the program. Executives who join the Company or are promoted to these senior officer-level grades after the implementation of the guidelines will have up to five years from the date of joining the Company or the date of promotion to attain the requisite number of shares specified in the guidelines. Compliance with the ownership guidelines is reviewed annually by the Compensation Committee. As part of the annual review in July 2011, it was determined that all executive officers, including NEOs, were in compliance or tracking to compliance with these guidelines.

Other Considerations

Adjustment or Recovery of Awards — Clawback Provisions

Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requires the SEC to direct the national securities exchanges to prohibit the listing of any security of an issuer that does not develop and implement a clawback policy. At this time, the SEC has not finalized rules related to clawback policies. Once the final rules are in place, the Company intends to adopt a clawback policy that fully complies with SEC regulations.

Further, under Section 304 of the Sarbanes-Oxley Act, if we are required to restate our financial results due to material noncompliance with any financial reporting requirements as a result of misconduct, the CEO and CFO could be required to reimburse the Company for (1) any bonus or other incentive-based or equity-based compensation received during the twelve months following the first public issuance of the non-complying document, and (2) any profits realized from the sale of our securities during those twelve months.

Hedging Transactions

During fiscal 2011, none of our executive officers engaged in financial transactions designed to hedge or offset any decrease in the market value of equity securities granted as compensation or held by the officer. Moreover, the Dodd-Frank Act requires the SEC to adopt rules to mandate proxy disclosure regarding whether any employees or directors of the Company are permitted to purchase financial instruments designed to hedge or offset any decrease in the market value of equity securities granted as compensation or held by the employee or director. Once the final rules are in place, the Company intends to adopt a hedging policy that fully complies with SEC regulations.

Timing of Equity Grants

The Compensation Committee historically grants equity awards once each year, generally coinciding with a regularly scheduled Committee meeting. Other equity grants are made by the Committee during the course of the year at the time of promotions or new appointments or other special circumstances.

Tax Considerations

The Compensation Committee considers the deductibility of executive compensation under Internal Revenue Code Section 162(m), which provides that we may not deduct compensation of more than $1 million that may be paid to certain executives unless such compensation qualifies as performance-based within the meaning of Section 162(m). The Committee’s general policy is to structure executive compensation (including target awards under our annual cash incentive program and stock option grants under our LTIP, but not restricted stock) to be tax deductible. However, the Committee also believes that in certain circumstances, such as our restricted stock grants historically made as part of our LTIP as well as compensation structure to attract or retain executives or to recognize outstanding performance, it may be important to compensate one or more key executives above tax deductible limits.

COMPENSATION COMMITTEE REPORT

The following Report of the Compensation Committee is not deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under either of such Acts.

The Compensation Committee has reviewed and discussed with our management the above Compensation Discussion and Analysis and, based on its review and discussion, the Compensation Committee has recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement.

Compensation Committee

Of the Company Board

Gary M. Pfeiffer (Chairperson)

John W. Gleeson

Andrew H. Madsen

June 27, 2012

Summary Compensation Table for Fiscal 2011

The following table provides information concerning the compensation of the Chief Executive Officer, the Chief Financial Officer, the three other most highly compensated executive officers and one former executive officer (the NEOs).

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Trudy F. Sullivan	2011	1,000,000	—	642,682	1,019,658	—	62,841	203,293	2,928,474
President and Chief Executive Officer	2010	1,000,000	—	3,618,770	—	1,436,000	30,478	183,512	6,268,760
	2009	1,000,000	240,000	—	290,005	—	47,144	1,376,529	2,953,678

Michael Scarpa	2011	825,000	—	395,257	627,096	—	—	145,346	1,992,699
Chief Operating Officer, Chief Financial Officer and Treasurer	2010	798,077	—	2,338,094	—	1,041,700	—	146,568	4,324,439
	2009	775,000	387,500	—	203,438	—	—	151,358	1,517,296

Richard T. O’Connell, Jr.	2011	525,000	—	158,104	250,841	—	330,670	65,628	1,330,243
Executive Vice President, Real Estate, Legal, Store Planning and Design and Construction, and Secretary	2010	511,538	—	1,328,554	—	633,300	295,357	68,831	2,837,580
	2009	474,771	75,000	118,000	115,940	—	269,585	60,111	1,113,407

Gregory Poole	2011	600,000	—	158,104	250,841	—	—	32,164	1,041,109
Executive Vice President, Chief Supply Chain Officer	2010	586,538	—	738,662	—	433,300	—	26,337	1,784,837

Lori Wagner	2011	625,000	—	144,928	229,936	—	—	23,942	1,023,806
Executive Vice President, Chief Marketing Officer

Michael Smaldone Former Chief Creative Officer	2011	562,500	—	289,856	459,873	—	—	1,180,664	2,492,893
	2010	736,538	—	1,280,662	—	583,300	8,044	24,722	2,633,266
	2009	725,000	130,000	—	203,438	—	14,166	21,69	1,094,295

The information in the following footnotes explains the amounts reflected in the Summary Compensation Table for fiscal 2011. Unless otherwise specifically noted in the footnotes below, information regarding the amounts reflected for fiscal 2010 and fiscal 2009 can be found in our Proxy Statement relating to last year’s Annual Meeting of Shareholders, filed with the SEC on April 8, 2011, and our Proxy Statement relating to our 2010 Annual Meeting of Shareholders, filed with the SEC on April 26, 2010.

Salary (Column (C))

The NEOs may defer a portion of their salary (column (C)) into our RSVP (401(k) savings plan), Supplemental Savings Plan and Deferred Compensation Plan.

The fiscal 2011 salary for Mr. Smaldone included in column (C) reflects the amount earned prior to his termination of employment with the Company.

Stock Awards (Column (E))

Amounts shown for fiscal 2011 reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation for restricted stock awards granted during fiscal 2011.

Amounts in this Column (E) reflect restricted stock values that represented 40% of the equity grants awarded under the Company’s long-term incentive program. The restricted stock vests in one-third increments over three consecutive years beginning on the first anniversary of the award date, April 4, 2011, subject to continued employment through that date, provided that Ms. Sullivan’s restricted stock award will vest in the manner described under the heading “Trudy Sullivan’s Separation Agreement” in the Compensation Discussion and Analysis.

Amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For restricted stock, fair value was calculated using the closing price of our common stock on the grant date. Additional information concerning our accounting for restricted stock is included in Note 6 to our 2011 Annual Report on Form 10-K. Dividends are taken into account in arriving at the fair value of restricted stock and, therefore, any dividends paid with respect to these awards would not be separately disclosed under column (I) as “All Other Compensation”. No dividends were paid during fiscal 2011. Since these amounts reflect our accounting expense, they do not correspond to the actual value that will be recognized by the named executive officers.

The stock award granted to Mr. Smaldone in fiscal 2011 was forfeited upon his termination of employment with the Company as described under “Outstanding Equity Awards at 2011 Fiscal Year-End”.

Option Awards (Column (F))

Amounts shown for fiscal 2011 reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for stock option awards granted during fiscal 2011.

Amounts in Column (F) reflect stock option values that represented 60% of the equity grants awarded under the Company’s long-term incentive program. The stock options vest in one-third increments over three consecutive years beginning on the first anniversary of the award date, April 4,

2011, subject to continued employment through that date, provided that Ms. Sullivan’s options will vest in the manner described under the heading “Trudy Sullivan’s Separation Agreement” in the Compensation Discussion and Analysis.

Amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions with respect to option grants refer to Note 6 to our 2011 Annual Report on Form 10-K.

The option award granted to Mr. Smaldone in fiscal 2011 was forfeited upon his termination of employment with the Company as described under “Outstanding Equity Awards at 2011 Fiscal Year-End”.

Non-Equity Incentive Plan Compensation (Column (G))

The financial performance measures established under the Company’s annual incentive program (MIP) for fiscal 2011 were not met and, as a result, no awards were made to executives under the MIP.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (H))

Amounts in this column for fiscal 2011 reflect the increase in the actuarial value of defined pension benefit plans (including supplemental plans) for each NEO during fiscal 2011. Actuarial value computations are based on assumptions discussed in Note 16 to our 2011 Annual Report on Form 10-K. In February 2009, as part of our cost-saving initiatives, the Company Board made the decision to freeze the tax-qualified Pension Plan and our non-qualified Supplemental Executive Retirement Plan with respect to all participants. Effective May 1, 2009, benefit accruals under the Pension Plan and the Supplemental Executive Retirement Plan ceased for all participants, and the accrued benefits under these plans were frozen as of that date. Mr. Scarpa, Mr. Poole and Ms. Wagner are not eligible to participate in either our tax qualified Pension Plan or our non-qualified Supplemental Executive Retirement Plan. For more information regarding our qualified and non-qualified pension plans and the impact of the freeze on participants’ benefit accruals, see “Pension Benefits for Fiscal 2011” below.

No above-market rates (as defined in SEC rules) were earned under our non-qualified defined contribution or deferred compensation plans in fiscal 2011.

All Other Compensation (Column (I))

The amounts reported in this column represent the aggregate dollar amount for fiscal 2011 for each NEO for perquisites and other personal benefits, tax reimbursements, our contributions to our tax qualified RSVP 401(k) savings plan, separation payments in connection with employment termination, and life insurance. The following table shows the specific amounts included in the All Other Compensation column for fiscal 2011.

All Other Compensation

Name	Perquisites and Other Personal Benefits ($)	Tax Reimbursements ($)	Our Contributions to Defined Contribution Savings Plans ($)	Payments in Connection with Termination ($)	Life Insurance ($)
Ms. Sullivan	165,684	15,144	—	—	22,465
Mr. Scarpa	145,178	—	—	—	168
Mr. O’Connell	61,785	—	3,675	—	168
Mr. Poole	28,321	—	3,675	—	168
Ms. Wagner	20,099	—	3,675	—	168
Mr. Smaldone	15,385	—	2,810	1,162,357	112

The aggregate value of perquisites and other personal benefits for Ms. Sullivan in 2011 was $165,684. This amount comprised: auto allowance ($24,850), commuting and private carriage ($39,028), housing allowance ($98,184), residential security ($1,320), a Company contribution to Ms. Sullivan’s health savings account ($1,200), and the par value issuance cost of restricted stock ($1,102). Ms. Sullivan received tax reimbursement on her life insurance policy ($15,144).

The aggregate value of perquisites and other personal benefits for Mr. Scarpa in fiscal 2011 was $145,178. This amount comprised: auto allowance ($21,000), housing allowance ($120,000), financial counseling ($3,500) and the par value issuance cost of restricted stock ($678).

The aggregate value of perquisites and other personal benefits for Mr. O’Connell in fiscal 2011 was $61,785. This amount comprised: auto allowance ($19,850), financial counseling ($825), the par value issuance cost of restricted stock ($271), and the value attributable to supplemental medical/dental plan benefits ($40,839).

The aggregate value of perquisites and other personal benefits for Mr. Poole in fiscal 2011 was $28,321. This amount comprised: auto allowance ($19,850), financial counseling ($7,000), a Company contribution to Mr. Poole’s health savings account ($1,200), and the par value issuance cost of restricted stock ($271).

The aggregate value of perquisites and other personal benefits for Ms. Wagner in fiscal 2011 was $20,099. This amount comprised: auto allowance ($19,850) and the par value issuance cost of restricted stock ($249).

The aggregate value of perquisites and other personal benefits for Mr. Smaldone in fiscal 2011 was $15,385. This amount comprised: auto allowance ($14,888) and the par value issuance cost of restricted stock ($497). Mr. Smaldone’s employment with the Company ceased effective September 7, 2011. In connection with his termination of employment and pursuant to his Severance Agreement entered into in December 2007, Mr. Smaldone became entitled to a total severance payment of $1,125,000 plus accrued vacation of $26,668. Also reflected in Column (I) are the amounts for benefits coverage during the severance period for medical and dental coverage of $10,689. For further information regarding the payments to which Mr. Smaldone became entitled in connection with his termination of employment, see the section “Potential Payments Upon Termination or Change-in-Control”.

Grants of Plan-Based Awards during Fiscal 2011

The following table provides information concerning the equity awards granted to each of our NEOs under our long-term incentive program and potential annual performance awards under our MIP in fiscal 2011.

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)	(J)
Name	Grant Date	Date of Compensation Committee Approval	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold	Target	Maximum
			($)	($)	($)
Trudy F. Sullivan	4/4/2011	2/24/2011				110,237			642,682
	4/4/2011	2/24/2011					236,032	5.83	1,019,658
			750,000	1,500,000	3,000,000

Michael Scarpa	4/4/2011	2/24/2011				67,797			395,257
	4/4/2011	2/24/2011					145,161	5.83	627,096
			412,500	825,000	1,650,000

Richard T. O’Connell, Jr.	4/4/2011	2/24/2011				27,119			158,104
	4/4/2011	2/24/2011					58,065	5.83	250,841
			196,875	393,750	787,500

Gregory Poole	4/4/2011	2/24/2011				27,119			158,104
	4/4/2011	2/24/2011					58,065	5.83	250,841
			225,000	450,000	900,000

Lori Wagner	4/4/2011	2/24/2011				24,859			144,928
	4/4/2011	2/24/2011					53,226	5.83	229,936
			156,250	312,500	625,000

Michael Smaldone	4/4/2011	2/24/2011				49,718			289,856
	4/4/2011	2/24/2011					106,452	5.83	459,873
			337,500	675,000	1,350,000

Grant Date and Date of Compensation Committee Approval (Columns (B) and (C))

On February 24, 2011, at its regularly scheduled first quarter meeting, the Compensation Committee approved the Company’s 2011 equity awards and established an April 4, 2011 grant date (the first business day following the expiration of the Company’s blackout period after the public release of earnings and filing of our 2010 Annual Report on Form 10-K).

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Columns (D) through (F))

The amounts in Columns (D) through (F) for the 2011 MIP awards represent the potential threshold, target and maximum cash incentive awards under the MIP for each NEO based on fiscal 2011 performance. For fiscal 2011, none of the performance measures exceeded the “threshold” level and as a result no awards were made under the MIP. A discussion of the material terms of our MIP applicable to fiscal 2011, including a description of the performance goals, incentive participation rates and the manner in which any amounts earned under the plan were to be determined is included above under “2011 Annual Cash Incentive Program (MIP)” in the Compensation Discussion and Analysis.

All Other Stock Awards (Column (G))

All restricted stock grants shown in this column were granted in fiscal 2011 under our 2003 Executive Stock Based Incentive Plan, as amended, as part of our long-term incentive program. These stock awards vest in one-third increments over three consecutive years beginning on the first anniversary of the grant date. Each executive that holds outstanding shares of restricted stock has the right to dividends and to vote with respect to those shares. All unvested shares of restricted stock automatically vest upon a change-in-control. Additional details regarding the 2011 stock awards are included under “2011 Long-Term Incentive Program (LTIP)” in the Compensation Discussion and Analysis.

All Other Option Awards (Column (H))

All stock option awards shown in the column were granted in fiscal 2011 under our 2003 Executive Stock Based Incentive Plan, as amended, as part of our long-term incentive program. Stock options vest in one-third increments over the first three years of a ten year option term. Holders of unexercised stock options have no rights as stockholders, including no voting rights or dividend rights. All unvested options automatically vest upon a change-in-control. Additional details regarding the 2011 stock options are included under “2011 Long-Term Incentive Program (LTIP)” in the Compensation Discussion and Analysis.

Exercise or Base Price of Option Awards (Column (I))

This column shows the exercise price for stock options granted in fiscal 2011, which was the closing price of our common stock on the grant date of the options.

Grant Date Fair Value of Stock and Option Awards (Column (J))

This column shows the full grant date fair value of the restricted stock and stock option awards under FASB ASC Topic 718, granted to each of the NEOs in fiscal 2011. Generally, the full grant date fair value is the amount that we will expense in our financial statements over the award’s vesting period.

For restricted stock awards, fair value was calculated using the closing price of our common stock on the grant date. For stock option awards, fair value was calculated using the Black-Scholes value on the grant date. The fair value shown for restricted stock and stock option awards granted in fiscal 2011 is accounted for in accordance with FASB ASC Topic 718. For additional information on the valuation of these awards, including valuation assumptions, refer to Note 6 in our 2011 Annual Report on Form 10-K. These amounts reflect our accounting expense and do not correspond to the actual value that will be recognized by the NEOs.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table provides information concerning the current holdings of unexercised and/or unvested stock options, restricted stock and unvested shares of performance-accelerated restricted stock (PARS) for each of the NEOs as of the end of fiscal 2011. The market value of restricted stock and PARS is based on the closing market price of our common stock on the NYSE as of January 27, 2012 (the last trading day of our 2011 fiscal year), which was $3.29 per share.

(A)	(B)	(C)	(D)	(E)	(F)	(G)		(H)	(I)	(J)
	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Exercisable Options (#)	Number of Securities Underlying Unexercised and Unexercisable Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Trudy F. Sullivan	325,000	—		22.70	8/7/2015
	76,100	—		9.93	3/14/2018
	124,733	62,367		2.36	4/30/2019
						150,000	(G.4)	493,500
		236,032		5.83	4/4/2021	110,237	(G.5)	362,680

Michael Scarpa	75,000	—		2.00	12/4/2018
	87,500	43,750		2.36	4/30/2019
						83,334	(G.4)	274,169
	—	145,161		5.83	4/4/2021	67,797	(G.5)	223,052

Richard T. O’Connell, Jr.	46,000	—		35.80	3/7/2012
	35,000	—		25.00	3/13/2013
	35,000	—		33.92	3/11/2014
	35,000	—		31.62	3/11/2015
	35,000	—		25.56	3/3/2016
	60,000	—		24.91	3/9/2017	20,000	(G.1)	65,800
	30,400	—		9.93	3/14/2018
	49,866	24,934		2.36	4/30/2019	25,000	(G.3)	82,250
						33,334	(G.4)	109,669
	—	58,065		5.83	4/4/2021	27,119	(G.5)	89,222

Gregory Poole	15,000	—		12.31	6/23/2018
	24,933	24,934		2.36	4/30/2019
						33,334	(G.4)	109,669
	—	58,065		5.83	4/4/2021	27,119	(G.5)	89,222

Lori Wagner	15,000	—		10.78	3/31/2018	8,750	(G.2)	28,788
	24,933	24,934		2.36	4/30/2019
						33,334	(G.4)	109,669
	—	53,226		5.83	4/4/2021	24,859	(G.5)	81,786

Michael Smaldone	15,000	—		12.85	10/21/2014
	87,500	—		2.36	10/21/2014

Option Awards (Columns (B), (C), (E) and (F))

As shown in the table below, unless otherwise noted, all stock option awards reflected in these columns for our NEOs either vested or will vest in one-third annual increments over the first three years of the ten year (or, in one instance, eight year) option term, provided that Ms. Sullivan’s stock options will vest in the manner described under the heading “Trudy Sullivan’s Separation Agreement” in the Compensation Discussion and Analysis. Unvested options automatically vest upon a change-in-control.

Option Expiration Date	1st Vesting Date	2nd Vesting Date	3rd Vesting Date
3/7/2012	3/7/2003	3/7/2004	3/7/2005
3/13/2013	3/13/2004	3/13/2005	3/13/2006
3/11/2014	3/11/2005	3/11/2006	3/11/2007
10/21/2014*	12/17/2008	12/17/2009	12/17/2010
10/21/2014*	4/30/2010	4/30/2011	N/A
3/11/2015	3/11/2006	3/11/2007	3/11/2008
8/7/2015	8/7/2008	8/7/2009	8/7/2010
3/3/2016	3/3/2007	3/3/2008	3/3/2009
3/9/2017	3/9/2008	3/9/2009	3/9/2010
3/14/2018	3/14/2009	3/14/2010	3/14/2011
3/31/2018	3/31/2009	3/31/2010	3/31/2011
6/23/2018	6/23/2009	6/23/2010	6/23/2011
12/4/2018	12/4/2009	12/4/2010	12/4/2011
4/30/2019	4/30/2010	4/30/2011	4/30/2012
4/4/2021	4/4/2012	4/4/2013	4/4/2014

*	The options expiring on October 21, 2014 reflect the expiration date related to the termination of Mr. Smaldone’s employment. Pursuant to his Severance Agreement entered into in December 2007, Mr. Smaldone has until October 21, 2014 to exercise options that had vested prior to his termination date. Unvested options held by Mr. Smaldone at the time of his termination were forfeited. The vesting dates shown for options expiring on October 21, 2014 are actual vesting dates achieved by Mr. Smaldone prior to his termination.

Stock Awards (Columns (G) and (H))

As indicated in the footnotes below, all awards reflected in column (G) represent restricted stock or PARS. PARS shown in column (G) were subject to possible earlier vesting based on achievement of the specified performance metric measured as of the end of the three-year period following the grant date, and if not earlier vested, PARS would vest five years from the grant date, subject to continued employment. Restricted stock automatically vests upon a change-in-control. The footnotes below indicate the specific vesting schedules for each grant of time-vested restricted stock and PARS.

(G.1) PARS granted on March 9, 2007, which vested on March 9, 2012.

(G.2) Restricted stock granted on March 31, 2008 to Ms. Wagner. These shares vested on March 31, 2012.

(G.3) Restricted stock granted on April 30, 2009 to Mr. O’Connell. These shares vested on April 30, 2012.

(G.4) Restricted stock granted on February 26, 2010, which vests over a three year period. Of these remaining restricted shares, one-half vested on February 26, 2012 and one-half will vest on

February 26, 2013. Restricted stock granted to Ms. Sullivan will vest in the manner described under the heading “Trudy Sullivan’s Separation Agreement” in the Compensation Discussion and Analysis.

(G.5) Restricted stock granted on April 4, 2011, which vests over a three year period. One-third of these shares vested on April 4, 2012; one-third will vest on April 4, 2013; and one-third will vest on April 4, 2014. Restricted stock granted to Ms. Sullivan will vest in the manner described under the heading “Trudy Sullivan’s Separation Agreement” in the Compensation Discussion and Analysis.

Option Exercises and Stock Vested in Fiscal 2011

The following table provides information concerning stock option exercises and the vesting of restricted stock, PARS, and restricted stock unit awards for each of the NEOs during fiscal 2011.

(A)	(B)	(C)	(D)	(E)
	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Trudy F. Sullivan	—	—	199,585	1,229,943
Michael Scarpa	—	—	177,150	825,225
Richard T. O’Connell, Jr.	—	—	125,009	759,360
Gregory Poole	—	—	48,766	261,479
Lori Wagner	—	—	40,016	249,579
Michael Smaldone	—	—	47,933	298,565

Value Realized on Vesting (Column (E))

The amounts in column (E) reflect the number of shares vested multiplied by the market value per share on the vesting date. The value realized on vesting reflects the amounts received before payment of any applicable withholding tax or broker commissions.

Pension Benefits for Fiscal 2011

The following table provides information for each of the NEOs with respect to our pension plans:

•	The Talbots, Inc. Pension Plan (“Pension Plan”), and

•	The Talbots, Inc. Supplemental Executive Retirement Plan (“SERP”)

For purposes of quantifying the present values of accumulated benefits discussed below, the valuation method and material assumptions discussed in Note 16 to our 2011 Annual Report on Form 10-K were used.

(A)	(B)	(C)	(D)	(E)
Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Trudy F. Sullivan	Pension	1	37,416	0
	SERP	1	334,378	0
Michael Scarpa	Pension	0	0	0
	SERP	0	0	0
Richard T. O’Connell, Jr.	Pension	22	704,481	0
	SERP	22	1,044,200	0
Gregory Poole	Pension	0	0	0
	SERP	0	0	0
Lori Wagner	Pension	0	0	0
	SERP	0	0	0
Michael Smaldone	Pension	1	0	0
	SERP	1	0	0

Fiscal 2011 Defined Benefit Pension Plans

Effective May 1, 2009, benefit accruals under the Pension Plan and the SERP ceased for all participants, and the accrued benefits under these plans were frozen as of that date; however, participants’ service after the effective date of the freeze continues to be taken into account under these plans for purposes of vesting and eligibility for early retirement benefits. The values reflected above in Column (C) of the “Pension Benefits for Fiscal 2011” Table represent the credited years of service each NEO has accrued for purposes of benefit accrual.

For purposes of vesting and eligibility for early retirement benefits, each of the NEOs who is a participant in our defined benefit pension plans has accrued the following number of years of service: Ms. Sullivan, 4 years and Mr. O’Connell, 25 years. Mr. Smaldone had 4 years of vesting service at the time he ceased employment with the Company in 2011. Mr. Smaldone terminated employment with the Company prior to vesting in his accrued benefit under the Pension Plan and the SERP and, as a result, he will not be entitled to a benefit under either plan.

Pension Plan

Our NEOs who participated in the Pension Plan during fiscal 2011 were Ms. Sullivan, Mr. Smaldone, and Mr. O’Connell. Mr. Scarpa, Mr. Poole and Ms. Wagner were ineligible to participate as a result of a freeze on participation that was implemented with respect to any employees hired on and after January 1, 2008. The annual retirement benefit (payable as a single life annuity at the normal retirement age of 65) is determined under the following formula:

1.15% of average final compensation up to covered compensation plus

1.60% of average final compensation in excess of covered compensation times

Years of credited service (or fraction) up to 30 years

less

Any predecessor plan benefit.

Average final compensation is the average of a participant’s five highest years of compensation within the last ten years of service; however, due to the freeze, compensation paid after April 30, 2009 is not taken into account for purposes of determining average final compensation. Covered compensation is the average of the taxable wage base (as published by the IRS) in effect for each calendar year during the period (up to 35 years) ending with the year in which the participant attains Social Security retirement age.

Compensation means base salary and bonus paid by the Company during the plan year and also includes pre-tax contributions made by the executive under the RSVP (401(k) savings plan) and any other salary reductions made under our cafeteria plan. Severance pay and deferrals to the Deferred Compensation Plan are not included in compensation. As noted above, compensation paid after April 30, 2009 is not taken in account.

The annual compensation of each participant (including each of the eligible NEOs) that can be taken into account under the Pension Plan is limited by IRS rules.

For purposes of determining optional forms of payment, except lump sum payments, the following actuarial assumptions are used: 1984 Unisex Pension Mortality Table with a two year set back in age and an interest rate of 7.5%.

For purposes of determining lump sum payments, the actuarial assumptions prescribed under Internal Revenue Code (“IRC”) Section 417(e) are used. A participant may receive a lump sum payment if the present value of his or her benefit is not more than $5,000.

A participant is generally credited with a year of service for each year in which he or she completed 1,000 hours of service. A participant vests in his or her benefit under the Pension Plan upon completing five years of vesting service.

Due to the freeze of the Pension Plan, participants are not credited with any service under the Retirement Plan following April 30, 2009 for purposes of benefit accrual. However, participants’ service after April 30, 2009 continues to be taken into account under the Pension Plan for purposes of vesting and eligibility for early retirement benefits.

A participant who is vested in his or her benefit upon termination from employment is eligible to receive benefits beginning at normal retirement age (age 65) or a reduced benefit beginning at age 55. For a participant who continued to work for the Company after reaching age 65, the participant’s compensation and years of service after age 65 were taken into account in determining his or her benefit. However, as a result of the freeze of the Pension Plan, compensation and service after April 30, 2009 are no longer taken into account.

If a participant retires between ages 55 and 65 with at least 10 years of vesting service, he or she is eligible for a subsidized early retirement benefit payable at any time before age 65. The amount of the normal retirement benefit will be reduced by 2% for each of the first 3 years, and by 4% for each of the next 7 years, that payment begins before age 65. However, if a participant begins receiving benefits before age 65 but is not eligible for a subsidized early retirement benefit, the normal retirement benefit will be reduced by 6% for each of the first 5 years, and by 4% for each of the next 5 years, that payments begin before age 65. Of the NEOs who participated in the Pension Plan at the end of fiscal 2010, Mr. O’Connell has reached age 55 and completed at least 10 years of vesting service and is therefore eligible for the subsidized early retirement benefit if he terminates employment before age 65.

The normal form of benefit for an unmarried participant is a single life annuity. The normal form of benefit for a married participant is a 50% qualified joint and survivor annuity. This joint annuity is a reduced amount to take into account that payments will be made to the participant’s spouse after the participant dies. The optional forms of payment include a single life annuity, a contingent annuity (50%, 75%, or 100%) and a period certain annuity.

Supplemental Executive Retirement Plan

Various provisions of the IRC limit the amount of compensation used in determining the amount of benefits that can be paid under the Pension Plan. In addition, any compensation deferred under our Deferred Compensation Plan may also not be taken into consideration for purposes of determining the amount of benefits to be paid under the Pension Plan. We established the SERP to pay that part of the pension benefit that cannot be paid to our senior executives as a result of the IRC limitation on compensation and the exclusion of deferrals to the Deferred Compensation Plan.

Key management employees, including all Talbots vice presidents and above, whose benefits under the Pension Plan either (a) are limited by tax rules or (b) would have been increased due to the inclusion of deferrals to the Deferred Compensation Plan in his or her average final compensation, are eligible to participate in the SERP. Ms. Sullivan, Mr. O’Connell and Mr. Smaldone participated in the SERP during fiscal 2011. A freeze on participation in the SERP was implemented with respect to any employees hired on and after January 1, 2008. As a result, Mr. Scarpa, Mr. Poole and Ms. Wagner do not participate in the SERP. As with the Pension Plan, benefit accrual under the SERP was frozen with respect to all then-current participants effective May 1, 2009. As previously reported, in 2009, pursuant to her employment agreement, Ms. Sullivan became entitled to a substantially comparable replacement benefit as reasonably determined by the Compensation Committee as a result of this freeze with respect to future benefit accruals under the Plan.

Under the SERP, a participant is entitled to receive the difference between (i) the amount under the Retirement Plan that he or she would have received but for the application of the IRC limit on compensation or the exclusion of deferrals to the Deferred Compensation Plan, and (ii) the benefit that he or she is actually entitled to under the Pension Plan (plus the benefit payable under a predecessor’s supplemental executive retirement plan).

Benefits under the SERP are determined using the same actuarial assumptions that are used to determine benefits under the Pension Plan.

A participant is generally credited with a year of benefit service for each year in which he or she completed 1,000 hours of service. We do not have a policy or historical practice of granting additional years of credited service to executive officers, although in certain instances we may contractually agree to provide additional service upon a termination without cause or for good reason. A participant vests in his or her benefit under the SERP upon completing five years of vesting service, subject to earlier vesting as may be contractually provided under the SERP in the event of certain events such as a change-in-control, termination without cause or for good reason, or disability or death. Of the NEOs that are participants in the SERP as of June 22, 2012, Ms. Sullivan and Mr. O’Connell are vested in his or her benefits.

Until December 31, 2008, a participant’s benefit under the SERP was paid in the same form and at the same time benefits were paid under the Pension Plan, subject to any restrictions on timing of payment under IRC 409A (which concerns the permissible timing of payment of deferred compensation). As of January 1, 2009, the timing and form of payment for the Pension Plan and the SERP are required to be made pursuant to separate elections. Unless a participant elects an actuarially equivalent optional form of annuity prior to commencement of his or her SERP benefit, the participant’s SERP benefit will be paid in the form of a single life annuity on the later of the (i) first day of the seventh month following the participant’s termination from employment, or (ii) the first day of the month following the participant’s attainment of age 55 after termination from employment.

Non-Qualified Deferred Compensation for Fiscal 2011

The following table provides information with respect to the following non-qualified defined contribution plans for each of our NEOs:

•	The Talbots, Inc. Supplemental Savings Plan (“Supplemental Savings Plan” or “SSP”) and

•	The Talbots, Inc. Deferred Compensation Plan (“Deferred Compensation Plan” or “DCP”).

(A)		(B)	(C)	(D)	(E)	(F)
Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Trudy F. Sullivan	SSP	0	0	1,604	0	52,406
	DCP	0	0	0	0	0

Michael Scarpa	SSP	0	0	0	0	0
	DCP	0	0	0	0	0

Richard T. O’Connell, Jr.	SSP	0	0	3,937	33,630	475,592
	DCP	0	0	7,864	64,380	509,273

Gregory Poole	SSP	0	0	0	0	0
	DCP	0	0	0	0	0

Lori Wagner	SSP	0	0	0	0	0
	DCP	0	0	0	0	0

Michael Smaldone	SSP	0	0	0	0	0
	DCP	0	0	0	0	0

Executive Contributions in Last Fiscal Year (Column (B))

During fiscal 2011, none of the NEOs made contributions to the Supplemental Savings Plan, or the Deferred Compensation Plan.

Registrant Contributions in Last Fiscal Year (Column (C))

As reported in 2009, the decision was made to suspend matching contributions under the SSP and under our tax qualified RSVP 401(k) savings plan for fiscal 2009 (no matching contributions are made under the Deferred Compensation Plan). Effective January 1, 2010, the Company reinstated matching contributions under the RSVP 401(k) savings plan but did not reinstate matching contributions under the SSP.

Aggregate Earnings in Last Fiscal Year (Column (D))

The amounts reported in this column are deemed investment returns in fiscal 2011 on all amounts attributable to total employee contributions and total registrant contributions for all years for each of the NEOs under the non-qualified defined contribution and non-qualified deferred compensation plans.

Aggregate Withdrawals/Distributions (Column (E))

In fiscal 2011, scheduled in-service distributions were made to Mr. O’Connell pursuant to his pre-established elections made in accordance with plan terms.

Aggregate Balance at Last FYE (Column (F))

If a person was a NEO in previous years’ proxy statements, the amount reported in this column includes amounts that were included as compensation previously reported for that person in the Summary Compensation Table for those previous years. All of Ms. Sullivan’s deferrals and matching contributions under the SSP have been previously reported as compensation to Ms. Sullivan in the Summary Compensation Tables for 2007 through 2010, and with respect to the amount reported in this column for Mr. O’Connell, $83,559 has been previously reported as compensation in the Summary Compensation Tables for 2007 through 2010.

Supplemental Savings Plan

All of the NEOs were eligible to participate in the Supplemental Savings Plan in fiscal 2011; however, none of the NEOs deferred compensation into the SSP in fiscal 2011.

A participant may voluntarily elect to defer 1% to 60% of his or her compensation to the Supplemental Savings Plan. Under the SSP, compensation means salary and bonus paid during the plan year. Deferrals under the SSP are in addition to the pre-tax contributions, if any, that the participant makes to the RSVP 401(k) savings plan.

All amounts credited under the Supplemental Savings Plan are immediately vested.

Prior to February 2009, a participant received matching contributions under the Supplemental Savings Plan equal to 50% of his or her pre-tax deferrals up to 6% of his or her compensation deferred less the amount of matching contributions made to the RSVP 401(k) savings plan on the participant’s behalf. However, as discussed in the Compensation Discussion and Analysis under “Retirement Benefit Plans”, in February 2009, the decision was made to suspend matching contributions on a going-forward basis under both the RSVP 401(k) savings plan and the Supplemental Savings Plan. In January 2010, the Company recommenced making matching contributions under the RSVP 401(k) savings plan but not to the SSP. Participants make deemed investments of their hypothetical account balances (this plan is not “funded”). These hypothetical accounts could be invested in any combination of the following funds during fiscal 2011:

•	Nationwide NVIT Money Market — Class V

•	Nationwide NVIT Government Bond — Class I

•	PIMCO VIT Real Return — Admin Shares

•	PIMCO VIT Low Duration — Admin Shares

•	NVIT Investor Destinations Moderate — Class II

•	T. Rowe Price Equity Income — Class II

•	Dreyfus Stock Index — Initial Shares

•	Oppenheimer Capital Appreciation VA — Non-Service Shares

•	Goldman Sachs VIT Mid Cap Value

•	Fidelity VIP III Mid Cap — Service Class

•	T. Rowe Price Mid Cap Growth — Class II

•	Nationwide Multi-Manager NVIT Small Company — Class I

•	Dreyfus VIF International Value — Initial Shares

•	Invesco V.I. International Growth — Series I Shares

•	Van Eck VIPT Worldwide Emerging Markets — Initial Class

The rate of return earned on the NEO’s hypothetical account balance is based on the actual performance of the funds in which he or she is deemed invested. The weighted average rate of return for the NEOs in fiscal 2011 was 5%. The participant may change his or her choice of funds at any time.

A participant may elect to have his or her account paid (a) as a scheduled in-service distribution, as described in the next paragraph, or (b) upon termination from employment as a result of retirement or disability as a lump sum or equal annual installments over 2 to 10 years, paid or commencing to be paid six months following employment termination. If a participant’s employment with us ends for a reason other than retirement (having attained age 55 with 10 years of service) or disability, the participant’s account will be paid in a lump sum six months following termination from employment without regard to any election of installment payments. If, however, a participant terminates employment as a result of retirement, disability or otherwise and has an in-service distribution scheduled to be paid to him or her within the six months prior to distribution (or commencement of distribution) of his or her account, then the previously scheduled in-service distribution will still be paid. In addition, if a participant held a vested account balance under the SSP as of December 31, 2004, that amount is deemed “grandfathered” and is not subject to the six month delay of payment following termination. Of all of the NEOs currently eligible to participate in the Supplemental Savings Plan, Mr. O’Connell is the only one who would currently be eligible for a retirement distribution or holds grandfathered amounts under the SSP.

A participant may elect to receive an in-service scheduled distribution to commence no earlier than three years after the beginning of the year in which the deferrals are made to the Supplemental Savings Plan. A participant may elect to have his or her scheduled in-service distribution paid in a lump sum or five annual installments. A participant may also receive a distribution earlier than initially elected in the event of an unforeseeable emergency.

Deferred Compensation Plan

All of the NEOs were eligible to participate in the Deferred Compensation Plan in fiscal 2011; however, none of the NEOs deferred compensation into the Deferred Compensation Plan in fiscal 2011.

A participant may defer 5% to 75% of annual gross salary. Gross salary is base compensation excluding bonuses and incentive compensation. A participant may also defer 5% to 100% of the amounts paid in the form of discretionary bonuses or incentive compensation. All amounts credited under the Deferred Compensation Plan are immediately vested. We have not historically made any matching contributions under the Deferred Compensation Plan.

Participants make deemed investments of their hypothetical account balances in any combination of the funds that are listed under “Supplemental Savings Plan” above. The rate of return earned on the NEO’s hypothetical account balance is based on the actual performance of the funds in which he or she is deemed vested. The weighted average rate of return for the NEOs in fiscal 2011 was 5%. The participant may change investment choices at any time.

A participant may elect to have his or her account paid (a) as a scheduled in-service distribution, as described in the next paragraph, or (b) upon termination from employment as a result of retirement or disability as a lump sum or equal annual installments over 2 to 10 years, paid or commencing to be paid six months following employment termination. If a participant’s employment with us ends for a reason other than retirement (having attained age 55 with 10 years of service) or disability, the participant’s account will be paid in a lump sum six months following termination from employment without regard to any election of installment payments. If, however, a participant terminates employment as a result of retirement, disability or otherwise and has an in-service distribution scheduled to be paid to him or her within the six months prior to distribution (or commencement of distribution) of his or her account, then the previously scheduled in-service distribution will still be paid. In addition, if a participant held a vested account balance under the DCP as of December 31, 2004, that amount is deemed “grandfathered” and is not subject to the six month delay of payment following termination. Of all of the NEOs currently eligible to participate in the Deferred Compensation Plan, Mr. O’Connell is the only one who would currently be eligible for a retirement distribution or holds grandfathered amounts under the DCP.

A participant may elect to receive an in-service scheduled distribution to commence no earlier than three years after the beginning of the year in which the deferrals are made to the Deferred Compensation Plan. A participant may elect to have his or her scheduled in-service distribution paid in a lump sum or five annual installments. A participant may also receive a distribution earlier than initially elected in the event of an unforeseeable emergency.

Potential Payments upon Termination or Change-in-Control

Separation Agreement with Trudy F. Sullivan

On December 4, 2011, the Company and Ms. Sullivan entered into a Separation Agreement pursuant to which she will retire from the Company. Pursuant to the terms of the Separation Agreement, Ms. Sullivan will continue to serve as our President and Chief Executive Officer and as a director until her retirement date. Until the retirement date, Ms. Sullivan continues to be entitled to base salary, participation in the Company’s annual incentive bonus program and participation in the Company’s general benefit, retirement and perquisite programs (with the exception of the long-term incentive program) pursuant to the terms of her existing employment agreement with the Company, dated June 28, 2007, as amended June 16, 2009 (“Original Employment Agreement”).

The Separation Agreement provides Ms. Sullivan’s separation from employment with the Company will be treated as a termination without “cause” under the Original Employment Agreement, and upon the retirement date, she will become entitled to severance and benefits consistent with those provided for in the Original Employment Agreement. Upon her retirement date, Ms. Sullivan will be entitled to a cash severance payment of $5,000,000, which equals two times the sum of her current base salary and target bonus, payable in equal installments over the 24-month severance period following the retirement date. The Separation Agreement also provides for a pro rata annual incentive bonus under the Company’s annual cash incentive program for the year of termination determined and paid based on actual performance achieved for such fiscal year against the pre-established performance goals. Upon her retirement date, all of Ms. Sullivan’s outstanding unvested stock options will vest and her unvested restricted stock will continue to vest to the extent it would have vested in the 24-month severance period. Ms. Sullivan will be entitled to continued participation in the Company’s medical, dental, disability and life insurance program for up to 24 months following the retirement date, including any required employee contribution. Ms. Sullivan will also be paid any amount due under any other welfare or pension benefit plan of the Company in accordance with the terms of each such plan and applicable law.

Should a change-in-control event occur prior to the retirement date, the Separation Agreement provides that, upon termination of employment following such change-in-control event, Ms. Sullivan would be entitled to a lump sum payment of the $5,000,000 severance payment described above, consistent with the change-in-control provision of the Original Employment Agreement. All unvested equity held by Ms. Sullivan would also vest upon a change-in-control, consistent with the terms of the Company’s 2003 Executive Stock Based Incentive Plan. For purposes of the Separation Agreement, “change-in-control” has the same meaning as it does under our 2003 Executive Stock Based Incentive Plan.

In the Separation Agreement, Ms. Sullivan has agreed to refrain from solicitation or hiring of our personnel and not to engage in a competitive business for 18 months following the retirement date. In addition, upon a breach of the non-competition or non-solicitation covenants, the Company has the right to terminate any severance payments and benefits and to recover severance payments and benefits previously paid. The severance payments and benefits provided for under the Separation Agreement are subject to Ms. Sullivan’s execution and nonrevocation of a waiver and release. Payments and benefits under the Separation Agreement are subject to the requirements of Section 409A.

Employment Agreement for Michael Scarpa

Michael Scarpa was appointed as our Chief Operating Officer effective as of December 4, 2008 and assumed the duties of Chief Financial Officer on January 5, 2009. Mr. Scarpa also serves as our Treasurer.

Mr. Scarpa’s employment agreement set his base salary at $775,000 per year, which is to be reviewed annually for potential increases. Under his agreement, Mr. Scarpa is eligible for a target annual incentive award opportunity of 100% of base salary and Mr. Scarpa is also eligible to participate in our equity plan.

Pursuant to his agreement, Mr. Scarpa is eligible to participate in all benefit plans generally available to our senior executives, and is entitled to certain perquisites commensurate with the chief operating officer level (including an automobile allowance and reimbursement of financial planning costs). In addition, Mr. Scarpa was eligible for a relocation allowance during the first two years of his employment. Mr. Scarpa is also entitled to receive a housing allowance of $10,000 per month unless and until he relocates to the Hingham, Massachusetts area. In the event Mr. Scarpa is terminated without cause or due to death or disability, or he terminates his employment for good reason, the employment agreement provides that we will continue to provide his housing allowance for up to twelve months immediately following such termination.

If employment is terminated without cause or for good reason, Mr. Scarpa is entitled to receive a separation allowance equal to 1.5 times base salary payable over an 18-month severance period, as well as continued participation, including any required employee contribution, in our medical and dental programs for up to 18 months.

Pursuant to his change-in-control agreement, in the event that Mr. Scarpa’s employment is terminated without cause or for good reason (as defined in the agreement) within 12 months following a change-in-control, he will receive a lump sum separation allowance, subject to Section 409A, equal to his annual base salary plus his target bonus under our annual incentive plan within 30 days after the effective date of such termination. He will also be entitled to continued participation in our benefit programs for up to one year following termination. Under Mr. Scarpa’s change-in-control agreement, “change-in-control” has the same meaning as it does under our 2003 Executive Stock Based Incentive Plan.

Mr. Scarpa has agreed to refrain from solicitation or hiring of our personnel for one year following termination of employment, and for 18 months following any employment termination, not to engage in a competitive business. In addition, 10 days following written notice of an uncured material breach of Mr. Scarpa’s confidentiality, non-competition or non-solicitation covenants, we have the right to terminate any severance payments and benefits and the right to recover any severance payments and benefits previously paid to him. In the event that Mr. Scarpa’s employment is terminated without cause within 12 months following a change-in-control and he is paid severance pursuant to and as calculated under the terms of the change-in-control agreement or any amendment or successor agreement thereto, Mr. Scarpa has agreed to abide by the non-competition covenant for (i) a period of 12 months following such termination of employment, or (ii) if greater, the period of time not to exceed 18 months that is the same as the period of time used to calculate the salary portion of his severance payment, even if such severance payment is paid in a lump sum.

Under Mr. Scarpa’s severance agreement, the term “cause” means, generally, (i) any material breach by the executive of the employment agreement or any other agreement with us (which is not cured within 30 days following written notice from us), (ii) any act or omission by the executive which may have a material and adverse effect on our business or on the executive’s ability to perform services for us, including, without limitation, the commission of any crime involving moral turpitude or any felony, or (iii) any material misconduct in connection with our business or affairs or intentional neglect by the executive in performing his assigned responsibilities.

“Good reason” generally means, without the executive’s written consent (i) a substantial adverse reduction in the executive’s duties, other than during any period of illness or incapacity, such that the executive no longer serves as a principal officer overseeing our financial matters and our major general operating matters; or (ii) a material reduction in the executive’s annual base salary as in effect on the date of the agreement or as the same may be increased from time-to-time.

Under a clarification and modification agreement with Mr. Scarpa dated March 8, 2012, for purposes of computing any severance amounts payable to Mr. Scarpa, annual base salary and target annual incentive participation rate for Mr. Scarpa will not be less than that in effect as of February 29, 2012; in the event of any termination of Mr. Scarpa’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by Mr. Scarpa in any litigation, arbitration or other proceeding to enforce or interpret any provision of Mr. Scarpa’s severance agreement, change-in-control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Mr. Scarpa. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Mr. Scarpa’s entitlement to compensation and benefits earned or to which Mr. Scarpa is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Mr. Scarpa.

Severance Agreement and Change-in-Control Agreement for Richard T. O’Connell, Jr.

Mr. O’Connell has a severance agreement with the Company dated April 30, 2009. Under this agreement, if Mr. O’Connell’s employment is terminated without cause or for good reason he is entitled to receive a separation allowance equal to 1.5 times base salary payable over an 18-month severance period. Mr. O’Connell (along with two other former executives) participates in our separate executive medical plan which provides for continuation of medical and dental coverage for Mr. O’Connell and his spouse for life. Mr. O’Connell currently satisfies the eligibility conditions for retiree medical and dental coverage under this separate executive medical plan and would continue to be covered under the separate executive medical plan upon any separation from employment with the Company. During retirement, upon becoming eligible for Medicare, Medicare will become the primary payer under the plan.

Under this agreement, “cause” means, generally, (i) any material breach by the executive of the agreement or any other agreement to which both the executive and us are parties (which is not cured within 45 days following written notice from us), (ii) any act or omission to act by the executive which may have a material and adverse effect on our business or on the executive’s ability to perform services for us, including conviction of any crime involving moral turpitude or any felony, or (iii) any material misconduct or material neglect of duties by the executive in connection with our business or affairs. “Good reason” generally means a termination based on one or more of the following events occurring without the executive’s express written consent: (a) a substantial adverse reduction in the executive’s overall responsibilities as an executive, other than during any period of illness or incapacity, such that he no longer has the title of, or serves as, a principal officer overseeing legal and real estate matters and as Secretary of the Company Board; (b) a reduction by us in the executive’s annual base salary as in effect on the date of the agreement or as the same may be increased from time-to-time; (c) our requiring that the Executive’s principal place of business be at an office located more than 35 miles from the site of the executive’s current principal place of business, except for required travel on our business; or (d) any other material breach of the Company’s obligations to the executive.

Mr. O’Connell has a separate change-in-control agreement. This agreement was entered into in November 1993 in connection with our initial public offering. In the event there is a change-in-control and within the following 12 months Mr. O’Connell’s employment is terminated by us without cause (as defined in the agreement), he would be entitled to receive a lump sum separation allowance, subject to Section 409A, equal to his annual base salary plus his target bonus under our annual incentive plan within 30 days after the effective date of such termination. In addition, following a change-in-control, Mr. O’Connell would be entitled to continued participation in our benefit programs for up to one year after termination. Under Mr. O’Connell’s change-in-control agreement, “change-in-control” has the same meaning as it does under our 2003 Executive Stock Based Incentive Plan.

Under a clarification and modification agreement with Mr. O’Connell dated March 8, 2012, for purposes of computing any severance amounts payable to Mr. O’Connell, annual base salary and target annual incentive participation rate for Mr. O’Connell will not be less than that in effect as of February 29, 2012; in the event of any termination of Mr. O’Connell’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by the executive in any litigation, arbitration or other proceeding to enforce or interpret any provision of the executive’s severance agreement, change-in-control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Mr. O’Connell. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Mr. O’Connell’s entitlement to compensation and benefits earned or to which Mr. O’Connell is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Mr. O’Connell.

Employment Agreement for Gregory Poole

Gregory Poole joined us as Executive Vice President, Chief Supply Chain Officer in June 2008.

Mr. Poole’s employment agreement set his base salary at $575,000 per year, to be reviewed annually for potential increases. Under his agreement, Mr. Poole is eligible for a target annual incentive award opportunity of 75% of base salary and is also eligible to participate in our equity plan.

Pursuant to his agreement, Mr. Poole is eligible to participate in all benefit plans generally available to our senior executives and is entitled to certain perquisites commensurate with the executive vice president level (including an annual automobile allowance and reimbursement of financial planning costs).

If employment is terminated without cause or for good reason, Mr. Poole is entitled to receive a separation allowance equal to 1.5 times base salary payable over an 18-month severance period, as well as continued participation, including any required employee contribution, in our medical and dental programs for up to 18 months.

Pursuant to his change-in-control agreement, in the event that Mr. Poole’s employment is terminated without cause (as defined in the agreement) within 12 months following a change-in-control, he will receive a lump sum separation allowance, subject to Section 409A, equal to his annual base salary plus his target bonus under our annual incentive plan within 30 days after the effective date of such termination. He will also be entitled to continued participation in our benefit programs for up to one year following termination. Under Mr. Poole’s change-in-control agreement, “change-in-control” has the same meaning as it does under our 2003 Executive Stock Based Incentive Plan.

Mr. Poole has agreed to refrain from solicitation or hiring of our personnel for one year following termination of employment, and for 18 months following any employment termination, not to engage in a competitive business. In addition, in the event of Mr. Poole’s breach of the restrictive covenants in his agreement, we have the right to terminate any severance payments and benefits and the right to recover any severance payments and benefits previously paid to him. In the event that Mr. Poole’s employment is terminated without cause within 12 months following a change-in-control and he is paid severance pursuant to and as calculated under the terms of the change-in-control agreement or any amendment or successor agreement thereto, Mr. Poole has agreed to abide by the non-competition covenant for (i) a period of 12 months following such termination of employment, or (ii) if greater, the period of time not to exceed 18 months that is the same as the period of time used to calculate the salary portion of his severance payment, even if such severance payment is paid in a lump sum.

Under Mr. Poole’s agreement, the term “cause” means, generally, (i) any material breach by the executive of the employment agreement or any other agreement with us (which is not cured within 45 days following written notice from us), (ii) any act or omission by the executive which may have a material and adverse effect on our business or on the executive’s ability to perform services for us, including, without limitation, the commission of any crime involving moral turpitude or any felony, or (iii) any material misconduct or material neglect of duties by the executive in connection with our business or affairs.

“Good reason” generally means, without the executive’s written consent (i) a substantial adverse reduction in the executive’s duties, other than during any period of illness or incapacity, such that the executive no longer has the title of, or serves, as a senior executive of a major branded business of the Company; or (ii) a material reduction in the executive’s annual base salary as in effect on the date of the agreement or as the same may be increased from time-to-time; (iii) a requirement that the executive’s principal place of business be at an office located more than 35 miles from the site of the executive’s current principal place of business, except for required travel for Company business; or (iv) our material breach of our obligations under his employment agreement.

Under a clarification and modification agreement with Mr. Poole dated March 8, 2012, for purposes of computing any severance amounts payable to Mr. Poole, annual base salary and target annual incentive participation rate for Mr. Poole will not be less than that in effect as of February 29, 2012; in the event of any termination of Mr. Poole’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by Mr. Poole in any litigation, arbitration or other proceeding to enforce or interpret any provision of Mr. Poole’s severance agreement, change-in-control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Mr. Poole. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Mr. Poole’s entitlement to compensation and benefits earned or to which Mr. Poole is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Mr. Poole.

Employment Agreement for Lori Wagner

Lori Wagner joined us as Executive Vice President, Chief Marketing Officer in March 2008.

Ms. Wagner’s employment agreement set her base salary at $600,000 per year, to be reviewed annually for potential increases. Under her agreement, Ms. Wagner is eligible for a target annual incentive award opportunity of 50% of base salary and is also eligible to participate in our equity plan.

Pursuant to her agreement, Ms. Wagner is eligible to participate in all benefit plans generally available to our senior executives and is entitled to certain perquisites commensurate with the executive vice president level (including an annual automobile allowance and reimbursement of financial planning costs).

If employment is terminated without cause or for good reason, Ms. Wagner is entitled to receive a separation allowance equal to 1.0 times base salary payable over a 12-month severance period, as well as continued participation, including any required employee contribution, in our medical and dental programs for up to 12 months.

Pursuant to her change-in-control agreement, in the event that Ms. Wagner’s employment is terminated without cause (as defined in the agreement) within 12 months following a change-in-control, she will receive a lump sum separation allowance, subject to Section 409A, equal to her annual base salary plus her target bonus under our annual incentive plan within 30 days after the effective date of such termination. She will also be entitled to continued participation in our benefit programs for up to one year following termination. Under Ms. Wagner’s change-in-control agreement, “change-in-control” has the same meaning as it does under our 2003 Executive Stock Based Incentive Plan.

Ms. Wagner has agreed to refrain from solicitation or hiring of our personnel and not to engage in a competitive business for one year following termination of employment. In addition, in the event of Ms. Wagner’s material breach of the restrictive covenants in her agreement, we have the right to terminate any severance payments and benefits and the right to recover any severance payments and benefits previously paid to her.

Under Ms. Wagner’s agreement, the term “cause” means, generally, (i) any material breach by the executive of the employment agreement or any other agreement with us (which is not cured within 45 days following written notice from us), (ii) any act or omission by the executive which may have a material and adverse effect on our business or on the executive’s ability to perform services for us, including, without limitation, the commission of any crime involving moral turpitude or any felony, or (iii) any material misconduct or material neglect of duties by the executive in connection with our business or affairs.

“Good reason” generally means, without the executive’s written consent (i) a substantial adverse reduction in the executive’s duties, other than during any period of illness or incapacity, such that the executive no longer has the title of, or serves, as a senior executive of a major branded business of the Company; or (ii) a material reduction in the executive’s annual base salary as in effect on the date of the agreement or as the same may be increased from time-to-time; (iii) a requirement that the executive’s principal place of business be at an office located more than 35 miles from the site of the executive’s current principal place of business, except for required travel for Company business; or (iv) our material breach of our obligations under her employment agreement.

Under a clarification and modification agreement with Ms. Wagner dated March 8, 2012, for purposes of computing any severance amounts payable to the executive, annual base salary and target annual incentive participation rate for Ms. Wagner will not be less than that in effect as of February 29, 2012; in the event of any termination of Ms. Wagner’s employment (other than for cause) notice of termination by the Company shall not be less than 30 days; and any reasonable cost and expenses including fees and disbursements of legal counsel incurred by the executive in any litigation, arbitration or other proceeding to enforce or interpret any provision of Ms. Wagner’s severance agreement, change-in-control agreement, employment agreement or such clarification and modification agreement are generally to be reimbursed to Ms. Wagner. The agreement also generally acknowledges the obligation of the Company to pay and timely satisfy Ms. Wagner’s entitlement to compensation and benefits earned or to which Ms. Wagner is entitled under any agreement or plan and also confirms and provides for the provision of health, medical and dental coverage and benefits on a nontaxable basis to Ms. Wagner.

Severance Agreement for Michael Smaldone

Michael Smaldone joined us as our Chief Creative Officer in December 2007. On September 7, 2011, Mr. Smaldone’s employment with the Company was terminated and he became entitled to payments and benefits in accordance with the terms of his severance agreement, dated December 17, 2007. Pursuant to his severance agreement, upon his termination without cause, Mr. Smaldone became entitled to a separation allowance equal to 1.5 times his annual base salary, payable over an 18-month severance period, as well as continued participation, including any required employee contribution, in our medical and dental programs for up to 18 months. Mr. Smaldone’s entitlement to the foregoing benefits was conditioned upon the execution and non-revocation of a waiver and release.

Mr. Smaldone has agreed to refrain from solicitation or hiring of our personnel for one year following his termination of employment and not to engage in a competitive business for 18 months following his employment termination. In addition, 30 days following written notice of an uncured material breach of his non-competition or non-solicitation covenants, we have the right to terminate severance payments and benefits.

Treatment of Equity Upon Termination of Employment

For purposes of the table below under “Estimated Severance and Certain Other Post-Employment Payments and Benefits”, upon termination of employment, unvested equity awards held by our named executive officers, other than our CEO, are treated as follows pursuant to the terms of our equity plan and our named executive officers’ respective agreements with the Company: (i) any unvested stock options held by our named executive officers would be forfeited upon a termination of employment, and the executive would have a specified period of time following such termination to exercise any options which were vested at the time of termination of employment, and (ii) any unvested restricted stock held by a named executive officer upon any termination of employment would be subject to the Company’s repurchase option, which means the unvested shares would generally be forfeited. For information regarding the treatment of performance stock units granted during fiscal 2012, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Treatment of Company Equity Awards” in the Schedule 14D-9. For our CEO, pursuant to the terms of her Separation Agreement, upon separation from employment with the Company, all of her outstanding unvested stock options will vest and her unvested restricted stock will continue to vest to the extent it would have vested in the 24-month severance period. All unvested restricted stock and stock options held by each of our named executive officers will automatically vest in full upon any

“change-in-control” as defined in our 2003 Executive Stock Based Incentive Plan. “Change-in-control” is defined in the 2003 Executive Stock Based Incentive Plan, generally, as (i) any person or persons (other than us or any of our subsidiaries or any of its subsidiaries or affiliates) beneficially acquires more than 25 percent of our outstanding voting shares and no other person or persons owns a greater percentage of our voting shares or (ii) individuals who presently make up the Company Board or who become members of the Company Board with the approval of the existing Company Board cease to be at least a majority of the Company Board.

Estimated Severance and Certain Other Post-Employment Payments and Benefits

The following table shows the estimated payments and value of benefits that we would provide to each of our NEOs who is currently serving as our executive officer in the event of employment termination, in each case assuming a hypothetical employment separation date of January 28, 2012 (the last day of our 2011 fiscal year). For this table, the market price of our Common Stock is assumed to be $3.29, which was the NYSE closing price on January 27, 2012, the last trading day prior to the end of our 2011 fiscal year. Certain other assumptions made for purposes of presenting this information are explained below. With regard to Michael Smaldone, the information in the following table provides the payments and benefits to which this former executive was actually entitled in connection with his separation from employment with the Company on September 7, 2011.

		(A)	(B)	(C)	(D)	(E)	(F)	(G)
		Voluntary Resignation ($)	Voluntary Retirement ($)	Disability ($)	Death ($)	Termination Without Cause or For Good Reason ($)	Change-in- Control Event Without Employment Termination ($)	Termination Without Cause or For Good Reason Within 1 Year Following a Change-in- Control Event(2) ($)
Trudy F. Sullivan(1)	Salary(3)	—	—	—	—	2,000,000	—	2,000,000
	MIP(3)	—	—	—	—	3,000,000	—	3,000,000
	Equity Acceleration(4)	—	—	—	—	793,289	914,181	914,181
	Incremental Non-Qualified Pension(5)	—	—	—	—	34,444	—	34,444
	Incremental Medical, Dental, etc.(6)	—	—	—	—	76,167	—	76,167
	Auto Benefit(7)	—	—	—	—	—	—	—
	Tax Gross-Up	—	—	—	—	—	—	—
	TOTAL	0	0	0	0	5,903,900	914,181	6,024,792

Michael Scarpa	Salary(3)	—	—	—	—	1,237,500	—	825,000
	MIP(3)	—	—	—	—	—	—	825,000
	Equity Acceleration(4)	—	—	—	—	—	537,908	537,908
	Incremental Non-Qualified Pension(5)	—	—	—	—	—	—	—
	Incremental Medical, Dental, etc.(6)	—	—	—	—	19,669	—	14,165
	Housing	—	—	120,000	120,000	120,000	—	120,000
	Auto Benefit(7)	—	—	—	—	—	—	21,000
	TOTAL	0	0	120,000	120,000	1,377,169	537,908	2,343,073

Richard T. O’Connell, Jr.	Salary(3)	—	—	—	—	787,500	—	525,000
	MIP (3)	—	—	—	—	—	—	393,750
	Equity Acceleration(4)	—	—	—	—	—	370,129	370,129
	Incremental Non-Qualified Pension(5)	—	312,850	312,850	—	312,850	—	330,733
	Incremental Medical, Dental, etc.(6)	625,516	625,516	625,516	312,758	625,516	—	626,569
	Auto Benefit (7)	—	—	—	—	—	—	19,850
	TOTAL	625,516	938,366	938,366	312,758	1,725,866	370,129	2,266,031

		(A)	(B)	(C)	(D)	(E)	(F)	(G)
		Voluntary Resignation ($)	Voluntary Retirement ($)	Disability ($)	Death ($)	Termination Without Cause or For Good Reason ($)	Change-in- Control Event Without Employment Termination ($)	Termination Without Cause or For Good Reason Within 1 Year Following a Change-in- Control Event(2) ($)
Gregory Poole	Salary(3)	—	—	—	—	900,000	—	600,000
	MIP(3)	—	—	—	—	—	—	450,000
	Equity Acceleration(4)	—	—	—	—	—	222,079	222,079
	Incremental Non-Qualified Pension(5)	—	—	—	—	—	—	—
	Incremental Medical, Dental, etc.(6)	—	—	—	—	22,100	—	15,786
	Auto Benefit(7)	—	—	—	—	—	—	19,850
	TOTAL	0	0	0	0	922,100	222,079	1,307,715

Lori Wagner	Salary(3)	—	—	—	—	625,000	—	625,000
	MIP(3)	—	—	—	—	—	—	312,500
	Equity Acceleration(4)	—	—	—	—	—	243,431	243,431
	Incremental Non-Qualified Pension(5)	—	—	—	—	—	—	—
	Incremental Medical, Dental, etc.(6)	—	—	—	—	13,112	—	14,165
	Auto Benefit(7)	—	—	—	—	—	—	19,850
	TOTAL	0	0	0	0	638,112	243,431	1,214,946

Michael Smaldone	Salary	—	—	—	—	1,125,000	—	—
	MIP	—	—	—	—	—	—	—
	Equity Acceleration	—	—	—	—	—	—	—
	Incremental Non-Qualified Pension	—	—	—	—	—	—	—
	Medical, Dental, etc.	—	—	—	—	10,689	—	—
	Auto Benefit	—	—	—	—	—	—	—
	TOTAL	0	0	0	0	1,135,689	—	—

(1)	The payments and benefits to which Ms. Sullivan would be entitled upon her separation from employment with the Company are governed by the Separation Agreement between Ms. Sullivan and the Company, dated December 4, 2011. Pursuant to the terms of the Separation Agreement, Ms. Sullivan will continue to serve as President and Chief Executive Officer and as a director until her retirement date. For a discussion of the terms of the Separation Agreement, see above under “Potential Payments Upon Termination or Change-in-Control – Separation Agreement with Trudy F. Sullivan”.

(2)	As discussed above under “Potential Payments Upon Termination or Change-in-Control”, if the employment of Mr. Scarpa, Mr. Poole, Mr. O’Connell or Ms. Wagner were terminated by us without cause, or in the case of Mr. Scarpa, by him with good reason, on January 28, 2012 within one year following a change-in-control each executive would be entitled to the benefits under his or her change-in-control agreement. The amounts shown under column (G) represent the benefit that each of these executives would receive under the change-in-control agreement. If the termination is without cause or, for Mr. Scarpa also for good reason, following a change-in-control while each executive is still a party to his or her Severance Agreement as currently in effect, then under the terms of the Severance Agreement, each executive would alternatively be entitled to the more favorable amount, if any, provided under the Severance Agreement as compared to the amounts provided under the change-in-control agreement.

(3)	The amounts reported here represent each NEO’s cash severance payment entitlement determined pursuant to each NEO’s respective severance agreement with the Company, as described above under “Potential Payments Upon Termination or Change-in-Control”. Each NEO’s annual salary earned through fiscal 2011 year end is reported in the Summary Compensation Table and is not included in the above table. No amounts were paid under the MIP for fiscal 2011 based on actual performance achieved against the pre-established performance goals for fiscal 2011.

(4)

The amount for “Equity Acceleration” reported under columns (F) and (G) represents the total in-the-money value of unvested stock options plus the market value of unvested restricted stock awards held by each NEO. Any unvested options or restricted stock held by our NEOs would have become vested on an accelerated basis on January 28, 2012 as a result of a change-in-control as of that date (this value would vest upon a change-in-control even if the executive’s employment is not terminated). The amount reported for Ms. Sullivan under column (E) represents the total in-the-money value of unvested stock options plus the market value of any unvested restricted stock she held as of January 28, 2012 that was scheduled to vest within the 24 months following that date, in accordance with her Separation Agreement.

(5)	The present value of the accumulated pension benefits under our non-qualified defined benefit pension plan as of the 2011 fiscal year end for each of the NEOs can be found in column (D) of the “Pension Benefits for Fiscal 2011” table above. The amounts shown here represent the incremental value associated with the executive’s commencement of payout of his or her accrued pension benefit as a result of termination of employment prior to normal or early retirement age, as applicable, taking into account benefit reductions in accordance with the terms of our defined benefit pension plans. As described above, benefit accrual under our defined benefit pension plans was frozen in 2009, and as such, no additional years of service credit for benefit accrual purposes are factored into any amounts reported in this row.

Under Ms. Sullivan’s Separation Agreement, her accrued benefit under the Company’s defined benefit SERP vests upon her separation from employment with the Company. Pursuant to the June 2009 amendment to her employment agreement, in return for the replacement benefit to which she was entitled due to the elimination of the SERP, Ms. Sullivan waived any future rights to benefit accrual under any defined benefit pension; however, she still holds an accrued benefit under the plan representing benefit accrual until the February 2009 freeze of the plans. The value of any incremental benefit associated with the accelerated vesting of this accrued benefit is reflected in columns (E) and (G).

As described under “Potential Payments Upon Termination or Change-in-Control” above, under their change-in-control agreements, Mr. O’Connell would be entitled to continued participation for one year following a qualifying termination in any benefit programs which he participated in prior to termination. As such, he would have been entitled to an additional year of benefit accrual under our non-qualified supplemental executive retirement plan; however, due to the freeze on benefit accrual under our defined benefit pension plans, no additional year of benefit accrual is reflected in column (G) for Mr. O’Connell.

No values are reflected for Mr. Scarpa, Mr. Poole or Ms. Wagner because they are not eligible participants in our defined benefit pension plans. Mr. Smaldone was not vested in his benefits under our defined benefit pension plans at the time of his termination of employment and forfeited any accrued benefit under those plans.

(6)	As discussed above under “Potential Payments Upon Termination or Change-in-Control”, each of our NEOs is entitled to continuation of certain welfare and other benefits for a specified period of time following certain termination events pursuant to his or her severance arrangements with the Company.

Mr. O’Connell (along with two other former executives) participates in our separate executive medical plan. Mr. O’Connell currently satisfies the eligibility conditions for retiree medical and dental coverage under this separate executive medical plan and would continue to be covered under the separate executive medical plan upon any separation from employment with the Company. However, because Mr. O’Connell is the only current employee who is a participant in this separate executive medical plan, we have provided the present value of Mr. O’Connell’s benefits under the plan as of January 28, 2012. The values provided under column (G) for Messrs. Scarpa, O’Connell and Poole and Ms. Wagner also reflect the value attributable to continuation of life insurance and long-term disability coverage for twelve months following termination of employment pursuant to the terms of his or her change-in-control agreement.

(7)	The amount in “Auto Benefit” represents continued auto benefits for one year following employment termination in accordance with the executive’s change-in-control agreement.

The timing of the payment of some compensation and benefits may be restricted under Section 409A, which regulates deferred compensation. Some amounts payable to any of the NEOs upon employment termination may be delayed for six months after termination.

The amounts in the “Estimated Severance and Certain Other Post-Employment Payments and Benefits” table do not include retirement amounts which a NEO may be entitled to receive under our Pension Plan or Supplemental Executive Retirement Plan (which amounts are provided above under “Pension Benefits for Fiscal 2011”). The amounts in the above table also do not include any amounts held under our Supplemental Savings Plan or Deferred Compensation Plan (which are provided above under “Non-Qualified Deferred Compensation for Fiscal 2011”) or any amounts under our RSVP 401(k) plan.

With the exception of amounts shown for Mr. Smaldone, the above table only provides estimates of amounts payable and the value of benefits under existing employment arrangements and plans and in the circumstances shown. The payments and benefits actually provided would be materially impacted by the actual timing of occurrence of any employment separation or change-in-control, the form and amount of consideration payable in any change-in-control, the market price of our common stock at the time of a change-in-control or other termination event, and many other factors. Payments and benefits are governed by the terms of our plans and contracts with the NEOs, which may be subject to interpretation and future modification.

DIRECTOR COMPENSATION

Processes, Procedures and Rationale

The Corporate Governance and Nominating Committee is responsible for reviewing and making recommendations to the Company Board on the compensation of our non-management directors. As part of this process, the Committee regularly reviews the structure, composition and operation of the Company Board and its committees and annually solicits comments from all directors concerning the Company Board’s performance. The Committee also considers the amount of time spent by our directors in their duties for us. The Company Board, in consultation with the Corporate Governance and Nominating Committee, then determines the form and amount of non-management directors’ compensation. Based on a marketplace data analysis provided by Pearl Meyer & Partners, the director compensation program described below was reviewed by the Corporate Governance and Nominating Committee and recommended and approved by the Company Board in April 2010 and remained in effect for fiscal 2011, with the addition of a meeting fee component adopted for fiscal 2011, as described below.

2011 Retainer Fees

•	Each non-employee director received an annual cash retainer of $50,000;

•	The Non-Executive Chairman of the Company Board received an annual cash retainer of $10,000;

•	The Lead Independent Director received an annual cash retainer of $10,000;

•	The Chair of the Audit Committee received an annual cash retainer of $20,000;

•	The Chair of the Compensation Committee received an annual cash retainer of $15,000;

•	The Chair of the Corporate Governance and Nominating Committee received an annual cash retainer of $15,000; and

•	Each committee member of the Audit, Compensation and Corporate Governance and Nominating Committees received an annual cash retainer of $10,000.

Should a non-employee director serve in more than one position, he or she is entitled to receive the cash retainer for each such position.

2011 Equity Awards

For fiscal 2011, each non-employee director also received the following equity grants:

•	RSUs with a value of $50,000; and

•	Stock options with a value of $50,000.

The number of RSUs granted to our directors was determined using the closing market price on the grant date. These RSUs vested one year from the date of grant. Upon cessation of service on the Company Board for any reason, unvested RSUs are forfeited unless otherwise determined by the Company Board.

The number of options granted to our directors was determined using the closing market price on the date of grant and the applicable Black-Scholes valuation. The exercise price of the options is equal to the closing market price on the date of grant. Options vest in one-third increments over three consecutive years on the first, second and third anniversaries of the date of grant and expire ten years following the date of grant.

Upon a director’s retirement, death, or cessation of service on the Company Board for any reason (other than removal for cause or a director’s unilateral decision to resign from the Company Board), any unvested portion of an option will continue to vest according to the same vesting schedule as would have applied had service on the Company Board continued. Following a director’s retirement, death or other cessation of Board service for any reason (other than removal for cause), the exercise period for any vested options and any options which become vested following cessation of service on the Company Board will be (i) three years following the effective date of cessation of service on the Company Board or (ii) ninety days following the vesting date of those particular option shares which may vest following cessation of service on the Company Board, whichever period is greater. Upon the cessation of service on the Company Board for cause, any outstanding vested options would be exercisable for a period of 90 days from the effective date of the director’s cessation of service. In no event, however, would any of these options be exercisable after the expiration date. Under the terms of our director equity plan, all outstanding unvested awards vest upon a change-in-control.

Due to the strategic review process announced in December 2011, for fiscal 2012 only, the Company Board determined it was appropriate to grant cash-based awards in lieu of equity grants. These cash-based awards are subject to the same vesting and forfeiture conditions as applicable to RSU and option grants normally granted under the director compensation program, as described above.

Director Meeting Fees

Upon the recommendation of the Corporate Governance and Nominating Committee, the Company Board adopted a program that provides for meeting fees applicable to the Company Board and Company Board committee meetings for non-management directors effective for fiscal 2011 and thereafter. The program provides for payment of meeting fees only after a “threshold” number of meetings has been exceeded, as summarized below:

•	Payment of $1,000 for each in-person meeting and $500 for attendance at each telephonic meeting above the following threshold number of total meetings per year:

•	Greater than 10 Company Board meetings;

•	Greater than 12 Audit Committee meetings;

•	Greater than 10 Compensation Committee meetings; and

•	Greater than 6 Corporate Governance and Nominating Committee meetings.

For purposes of this program, a “meeting” is defined as any meeting of the Company Board or a Company Board committee which a quorum to transact business is present and for which minutes are taken. In fiscal 2011, there were thirty Company Board meetings which exceeded the threshold number under the policy and therefore non-management directors received payment as set forth above. In fiscal 2011, none of the Company Board committees exceeded the threshold number of meetings outlined under this program.

Director Recruitment Awards

The Company Board also provides a one-time sign-on grant of 20,000 stock options for newly-appointed or newly-elected independent directors selected at the Company Board’s initiative. The exercise price of the options is equal to the closing market price on the date of grant (which is the effective date of the director’s appointment or election to the Company Board). The options vest in one-third increments over three consecutive years on the first, second and third anniversaries of the date of grant and expire ten years following the date of grant. There is no post-service continued vesting for sign-on option grants unless specifically approved by the Company Board in its discretion. Upon the cessation of service on the Company Board for any reason (other than removal for cause), any outstanding vested options will be exercisable for a period of three years from the effective date of the director’s cessation of service. Upon the cessation of service on the Company Board for cause, any outstanding vested portion of the sign-on options will be exercisable for a period of 90 days from the effective date of the director’s cessation of service. In no event, however, shall the sign-on options be exercisable after the expiration date.

Share Ownership Requirement

All non-management directors are subject to a minimum share ownership requirement. Each non-management director is required to own beneficially a minimum of 5,000 shares of Talbots’ common stock and/or RSUs (together these are referred to as “owned shares”) over a three year period from the date of first joining the Company Board. Until a director holds 5,000 owned shares, 2,000 RSUs are mandatorily deferred in the first two years of Company Board service and 1,000 RSUs in the third year of Company Board service and until the director terminates service as a member of the Company Board.

Deferred Compensation Program for Non-Management Directors

Non-management directors may voluntarily defer all or a portion of their RSUs or cash retainers under the Directors Deferred Compensation Plan. As described above, non-employee directors are also subject to certain mandatory deferral requirements until meeting the minimum share ownership requirement. No earnings under the Directors Deferred Compensation Plan are above market.

Personal Benefits

Non-management directors are reimbursed for travel expenses incurred in connection with attending meetings. Non-employee directors are also entitled to the forty percent clothing discount to which all employees are entitled.

Director Summary Compensation Table for Fiscal 2011

The table below summarizes the compensation paid by us to non-employee directors for fiscal 2011.

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gary M. Pfeiffer	95,000	49,999	49,996	—	—	—	194,995
Marjorie L. Bowen	80,000	49,999	49,996	—	—	—	179,995
John W. Gleeson	88,500	49,999	49,996	—	—	—	188,495
Andrew H. Madsen	80,000	49,999	49,996	—	—	—	179,995
Susan M. Swain	95,500	49,999	49,996	—	—	—	195,495

Name (Column (A))

Ms. Sullivan, our President and Chief Executive Officer, receives no separate compensation for her service as a director and is not included in this table. The compensation received by Ms. Sullivan for service as our President and CEO is shown in the Summary Compensation Table above.

Fees Earned or Paid in Cash (Column (B))

The amounts in this column reflect the cash retainers and meeting fees earned by the directors during fiscal 2011.

Stock Awards (Column (C))

Amounts shown reflect the grant date fair value computed in accordance with FASB ASC Topic 718 for the RSU award granted to each of our non-management directors in fiscal 2011. Amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For restricted stock units, fair value is calculated using the closing price of our common stock on the grant date. Additional information concerning our accounting for restricted stock units is included in Note 6 in our 2011 Annual Report on Form 10-K. No dividend equivalents were paid in 2011. These amounts reflect our accounting expense and do not correspond to the actual value that will be recognized by the non-management directors.

As of January 28, 2012, Mr. Pfeiffer, Ms. Bowen, Mr. Gleeson, Mr. Madsen and Ms. Swain each had 8,361 restricted stock units outstanding which vested on April 1, 2012.

Option Awards (Column (D))

Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the stock option award granted to each of our non-management directors in fiscal 2011. Amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

For stock option awards, fair value was calculated using the Black-Scholes value on the grant date. For additional information on the valuation assumptions with respect to stock option awards, refer to Note 6 in our 2011 Annual Report on Form 10-K. These amounts reflect our accounting expense and do not correspond to the actual value that will be recognized by the non-management directors.

As of January 28, 2012, Mr. Pfeiffer, Mr. Gleeson, and Ms. Swain each had 51,353 stock options outstanding and Ms. Bowen and Mr. Madsen each had 35,963 stock options outstanding.

COMPENSATION RISK ASSESSMENT

We believe that the performance goals and incentive plan structures generally established under our annual and long-term incentive programs do not contribute to excessive risk by our senior executives or by our employees. The Compensation Committee reviews annually the compensation arrangements for our executives and believes that this pay has represented a balanced compensation mix, appropriately distributed between fixed and variable compensation, and not overly weighted toward short-term cash incentives. Further, our long-term incentive plan has consisted entirely of equity incentive awards, which promote longer term performance and lessens the risk of pursuing business strategies seeking short-term gains at the risk of long-term profitability. The approved goals under our annual and long-term incentive programs are consistent with our financial operating plans and strategies, and these programs are discussed and reviewed with the Company Board. In addition, significant business decisions and our ongoing financial and operating results, upon which our incentive performance goals and awards are based, are reviewed and discussed with the Company Board throughout the year. Further, annual incentive awards are generally made based on a review of achievement against both our Compensation Committee-approved financial metrics (currently three separate financial metrics) as well as non-financial individual performance, which we believe lessens the risk associated with relying on any single financial metric. We believe these factors encourage our executives to manage in a prudent manner, with an emphasis on building sustainable value.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2011, Mr. Pfeiffer (Chairperson), Mr. Gleeson and Mr. Madsen served as members of the Compensation Committee. During fiscal 2011, no member of the Compensation Committee was an employee, officer or former officer of the Company or any of its subsidiaries, and each member of the Compensation Committee was determined to have no relationship required to be disclosed pursuant to Item 404 of Regulation S-K. In addition, no executive officer of the Company has served on the board of directors or compensation committee of any other entity that has, or had during any time during 2011, an executive officer who served as a member of the Company Board or our Compensation Committee.

STOCK OWNERSHIP INFORMATION

Beneficial Ownership of Common Stock

Certain Beneficial Owners. The following table sets forth certain information as to beneficial ownership of each person known to us to own beneficially more than 5% of our outstanding common stock as of June 22, 2012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Oppenheimer Funds, Inc.(1) Two World Financial Center 225 Liberty Street New York, New York 10281	8,351,325	(1)	11.9%
Sycamore Partners, L.P.(2) 9 West 57th Street, 31st Floor New York, New York 10019	6,999,316	(2)	9.96%
Adage Capital Partners, L.P.(3) 200 Clarendon Street 52nd Floor Boston, Massachusetts 02116	4,603,507	(3)	6.6%
MMCAP International Inc. SPC(4) P.O. Box 32021 SMB Admiral Financial Centre 90 Fort Street Grand Cayman, Cayman Islands KY1-1208	3,849,681	(4)	5.4%
Wells Fargo & Company(5) 420 Montgomery Street San Francisco, California 94104	3,521,281	(5)	5.0%

(1)	Schedule 13G/A filed on February 7, 2012 by Oppenheimer Funds, Inc. (“Oppenheimer”) reporting the nature of Oppenheimer’s beneficial ownership as follows: shared voting and dispositive power with respect to 8,351,325 shares, and no sole voting or dispositive power with respect to any of the shares shown.

(2)

Schedule 13D jointly filed on August 1, 2011 by Sycamore Partners, L.P. (“Sycamore”), Sycamore Partners GP, L.L.C. (“Sycamore GP”), Sycamore Partners MM, L.L.C. (“Sycamore MM”), Stefan L. Kaluzny (“Mr. Kaluzny”), Alligator Investors, L.L.C. (“Alligator”) and Panther Investors, L.L.C. (“Panther”), as amended by Amendment No. 1 filed on December 6, 2011 (“Amendment No. 1”), Amendment No. 2 filed on January 30, 2012 (“Amendment No. 2”), Amendment No. 3 filed on May 7, 2012 (“Amendment No. 3”), Amendment No. 4 filed on May 16, 2012 (“Amendment No. 4”), Amendment No. 5 filed on May 23, 2012 (“Amendment No. 5”), Amendment No. 6 filed on June 1, 2012 (“Amendment No. 6”) and Amendment No. 7 filed on June 13, 2012 (“Amendment No. 7”) reporting the nature of the reporting persons’ beneficial ownership as follows: Sycamore, Sycamore GP, and Sycamore MM have shared voting and dispositive power with respect to 6,599,316 of the shares shown, and no sole voting or dispositive power with respect to any of the shares shown; Mr. Kaluzny has sole voting and dispositive power with respect to 400,000 of the shares shown, and shared voting and dispositive power with respect to 6,599,316 of the shares shown; Alligator has shared voting and dispositive power with respect to 3,593,786 of the shares shown, and no sole voting or dispositive power with respect to any of the shares shown; Panther has shared voting and dispositive power with respect to 3,005,530 of the shares shown, and no sole voting or dispositive power with respect to any of the shares shown. As reported in the Schedule 13D, as amended, Sycamore is a private equity fund whose principal business is investing in securities, businesses and companies. Sycamore GP’s principal business is serving as the sole general partner of Sycamore and other affiliated funds. Sycamore MM’s principal business is serving as the managing member of Sycamore GP and other Sycamore affiliated entities. Mr. Kaluzny serves as a Managing Director of Sycamore GP and as the managing member of Sycamore MM. The principal business of Alligator and Panther is investing in securities of Talbots. Sycamore owns 100% of Alligator and is the managing member of Panther (which is owned approximately 47% by Mr. Kaluzny and approximately 53% by Sycamore). As a result, each of Sycamore, Sycamore GP, Sycamore MM and Mr. Kaluzny may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the Talbots shares owned by Alligator and Panther. See the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 for additional information regarding Sycamore’s ownership of our common stock and actions taken by Sycamore related thereto.

(3)	Schedule 13G jointly filed on December 12, 2011 by Adage Capital Partners, L.P. (“ACP”); Adage Capital Partners GP, L.L.C. (“ACPGP”), as general partner of ACP; Adage Capital Advisors, L.L.C. (“ACA”), as managing member of ACPGP; Robert Atchinson, as managing member of ACA; and Phillip Gross, as managing member of ACA reporting the nature of the reporting persons’ beneficial ownership as follows: each such reporting person possesses shared voting and dispositive power with respect to the 4,603,507 shares shown, and no sole voting or dispositive power with respect to any of the shares shown.

(4)	Schedule 13G jointly filed on April 18, 2012 by MMCAP International Inc. SPC and MM Asset Management Inc. reporting the nature of the reporting persons’ beneficial ownership as follows: each such reporting person possesses shared voting and dispositive power with respect to the 3,849,681 shares shown, and no sole voting or dispositive power with respect to any of the shares shown. As reported in the Schedule 13G, the reporting persons beneficially own 2,728,027 shares of common stock and warrants exercisable to acquire an additional 1,121,654 shares of common stock.

(5)	Schedule 13G/A filed on May 10, 2012 by Wells Fargo & Company (“Wells Fargo”) reporting the nature of Wells Fargo’s beneficial ownership as follows: sole voting power with respect to 3,481,466 of the shares shown; sole dispositive power with respect to 3,481,206 of the shares shown; and no shared voting or dispositive power with respect to any of the shares shown. As reported in the Schedule 13G, the statement was filed by Wells Fargo on its own behalf and on behalf of its subsidiaries, Wells Capital Management Incorporated, Wells Fargo Bank, N.A., Wells Fargo Funds Management, LLC and Wells Fargo Advisors, LLC.

Stock Ownership of Directors and Executive Officers. The following table sets forth the beneficial ownership of our common stock as of June 22, 2012 by each director, each of the individuals named in the Summary Compensation Table, and all executive officers and directors as a group. All persons listed below have sole voting and investment power with respect to such shares. As of June 22, 2012, no director, NEO, or other executive officer beneficially owned more than one percent of the total outstanding common stock except for the following persons who own the percentage of outstanding common stock indicated (which includes shares held outright, unvested restricted stock, and options currently exercisable or exercisable within 60 days): all current directors, nominees, and executive officers as a group, 4.5% and Ms. Sullivan, 1.7%.

Name of Beneficial Owner	Number of Shares(1)	Name of Beneficial Owner	Number of Shares(1)
M.L. Bowen	41,673	T.F. Sullivan	1,174,277
J.W. Gleeson	75,395	M. Scarpa	544,342
A.H. Madsen	31,673	R.T. O’Connell	642,453
G.M. Pfeiffer	70,395	G. Poole	169,532
S.M. Swain	70,395	L. Wagner	162,726
		M. Smaldone(2)	147,154
		All current executive officers, directors, and nominees as a group (13 persons)	3,206,093

(1)	The listed shares include shares subject to stock options that are exercisable currently or will be exercisable within 60 days of June 22, 2012, as follows: Ms. Bowen, 20,107; Mr. Gleeson, 34,034; Mr. Madsen, 20,107; Mr. Pfeiffer, 34,034; Ms. Swain, 34,034; Ms. Sullivan, 666,877; Mr. Scarpa, 254,637; Mr. O’Connell, 324,555; Mr. Poole, 84,222; Ms. Wagner 82,609; and Mr. Smaldone 102,500; and all current executive officers and directors as a group, 1,632,687.

(2)	The number of shares of common stock held by Mr. Smaldone is based on information available to the Company as of the termination date of Mr. Smaldone’s employment.

Our executive officers may hold Talbots shares in margin accounts at brokerage firms, which means that these shares could be pledged to secure margin obligations under the account. In fiscal year 2011, none of our executive officers, directors or nominees had any outstanding margin obligations under any such accounts.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and 10% stockholders to file reports regarding initial ownership and changes in ownership with the Securities and Exchange Commission and any exchange upon which our securities are listed. Executive officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Our information regarding compliance with Section 16(a) is based solely on a review of the copies of such reports and any written representations furnished to us by our executive officers, directors and 10% stockholders. We believe that during the fiscal year ending January 28, 2012, each of our executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Policy and Procedures. Our practice and policy is to review all material related party transactions. Our policy and practices are set forth under our Audit Committee Charter, Code of Business Conduct and Ethics, and Corporate Governance Guidelines, as outlined below.

Audit Committee Review and Approval. Pursuant to its charter, the Audit Committee of the Company Board, which consists entirely of independent directors, reviews any transaction in which the Company or any subsidiaries are participating, the amounts involved are material, and when the Audit Committee becomes aware that a Company affiliate or other related person may have a direct or indirect material interest in the transaction. The Audit Committee will consider the facts and circumstances and will approve or ratify a transaction if the Audit Committee considers it appropriate and in the best interest of the Company and our shareholders.

Transactions with Officers. Under our Code of Business Conduct and Ethics, the Company Board or a committee of the Company Board must approve any direct or indirect financial interest of our Chief Executive Officer in a transaction involving Talbots. Our Code further requires that:

(i)         the Chief Executive Officer, Senior Vice President, Investor and Media Relations and the Legal Department must approve any direct or indirect financial interest of any executive officer in any transaction involving Talbots;

(ii)         the Chief Operating Officer/Chief Financial Officer and the Legal Department must approve any direct or indirect financial interest of any Senior Vice Presidents or Vice President, Financial Planning and Analysis in any transaction involving Talbots; and

(iii)         either the Chief Operating Officer/Chief Financial Officer or the Legal Department must approve any direct or indirect financial interest of any of our other Vice Presidents in any transaction involving Talbots.

Transactions with Directors. The Corporate Governance Guidelines require that any proposed business relationship between the Company and one of our directors must be reviewed by the Company Board or the Audit Committee, including instances where the proposed relationship will be between Talbots and an entity in which a Company director has a material direct or indirect interest. Under our Corporate Governance Guidelines, each director has the responsibility to exercise informed business judgment and to act in best interest of the Company and our shareholders.

Copies of our Audit Committee Charter, Code of Business Conduct and Ethics and Corporate Governance Guidelines are available at the Investor Relations section of our website located at www.thetalbotsinc.com.

Certain Transactions with Related Persons. The Company had no transactions with related persons as defined in Item 404 of Regulation S-K during the fiscal year ended January 28, 2012, and the Company is not aware of any proposed transactions with related persons.